Form 10-K, Exhibit 13
period 1995-12-31
DIME FINANCIAL CORP /CT/
filed 1996-03-29
CIK 841909

DIME
Financial Corporation


                                                             1995 Annual Report

Financial Highlights

                                                      As of or for the years ended December 31,
-----------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                1995         1994         1993
-----------------------------------------------------------------------------------------------

Net interest income                                          $ 25,397     $ 25,948     $ 27,454
Provision for loan losses                                       7,550        4,516       20,900
                                                             --------     --------     --------
Net interest income after provision                            17,847       21,432        6,554
Investment securities gains, net                                  298            6          630
Gain on sale of assets held for sale                               --        1,266           --
Other operating income                                          2,080        2,207        2,050
                                                             --------     --------     --------
Income before operating expenses, income taxes,
 extraordinary item and cumulative effect of changes in
 accounting methods                                            20,225       24,911        9,234
Other operating expenses (a)                                   16,997       20,123       31,856
                                                             --------     --------     --------
Income (loss) before income taxes, extraordinary item,
 and cumulative effect of changes in accounting methods         3,228        4,788      (22,622)
Income tax expense (benefit)                                   (2,813)          60           --
                                                             --------     --------     --------
Income (loss) before extraordinary item and
 cumulative effect of changes in accounting methods             6,041        4,728      (22,622)
Extraordinary item -- prepayment penalty on long-term debt         --           --         (874)
Cumulative effect of changes in accounting methods:
  Postretirement benefits other than pensions, net of tax          --           --         (477)
  Income taxes                                                     --           --          563
                                                             --------     --------     --------
Net income (loss)                                            $  6,041     $  4,728     $(23,410)
                                                             ========     ========     ========

Assets                                                       $658,373     $637,729     $672,114
Investment securities                                        $151,214     $ 56,451     $ 79,618
Loans receivable, net                                        $443,664     $501,052     $494,019
Deposits                                                     $543,344     $527,786     $566,845
Shareholders' equity                                         $ 51,668     $ 45,196     $ 40,358
Book value per share                                         $  10.29     $   9.05     $   8.08
Net interest rate spread                                         3.65%        4.00%        3.95%
Net yield on interest-earning assets                             4.12%        4.22%        4.18%
Return on average assets                                         0.95%        0.71%       (3.26)%
Return on average equity                                        12.82%       11.06%      (36.40)%

-------------------
<Fa>  A net non-recurring restructure charge of $1.9 million was charged to operations during 1995.

Corporate Profile

      Dime Financial Corporation (the "Company") is the parent company of one wholly-owned subsidiary, The Dime Savings Bank of Wallingford ("Dime" or the
"Bank"), which was founded in 1871. Consolidated company assets at December
31, 1995 totalled $658.4 million compared with total assets of $637.7 million at December 31, 1994.

      Dime operated as a mutual savings institution until July of 1986 when the Bank converted to a stock form of ownership through an initial public offering of approximately five million common shares. In December 1988, a Connecticut bank holding company, Dime Financial Corporation, was established and acquired all of the outstanding shares of Dime in exchange for shares of common stock of the newly-formed holding company. Concurrently, the Company acquired all of the outstanding common stock of City Savings Bank of Meriden
("City"), a $163 million savings bank which operated three banking offices in the contiguous community of Meriden. In August of 1992, City was merged with and into Dime.

      Dime is a state-chartered, FDIC-insured savings bank currently operating eleven retail banking offices in a central corridor of Connecticut.
Branch offices in the local communities of Wallingford and North Haven, where
Dime has the largest share of deposits, and in Meriden, Cheshire, North
Branford and Hamden position Dime as the distinctive community savings bank in the local market.

      The common stock of Dime Financial Corporation is traded on the NASDAQ
National Market System (the "NMS") under the symbol "DIBK". It is found in newspaper stock tables as "Dime Fin'l Corp-Connecticut" or an abbreviation thereof, alphabetized in the "D's".

To Our Shareholders

      Dime Financial Corporation earned $6.0 million or $1.21 per share for the year ended December 31, 1995 compared with net income of $4.7 million or $0.94 per share for the year ended December 31, 1994. The change in net income was primarily due to decreased operating expenses and the recognition of $2.8 million of the Company's deferred tax asset as the result of improved earnings projections. The Company hired new senior management and a significant restructuring program was implemented during 1995. Over 25% of the Company's workforce was laid-off in order to bring operating expenses to more efficient levels.

      The landscape within which the Bank operates has changed considerably over the past five years. Many once-strong financial institutions have succumbed to the troubled economy of the Northeastern United States and of Connecticut, in particular. Throughout 1995, the Company re-examined many policies and processes under which the Bank had operated and implemented a more conservative evaluation of risk management, including the quality of the loan portfolio. The once relied upon value of the residential mortgage loan is no longer secure. Once assumed residential real estate values have consistently failed to recover. In the first quarter of 1995 the Company posted a loss of $791,000 as a result of reserve strengthening to reflect these conditions.

      During the remaining quarters of 1995, however, the Company posted increased earnings while continuing to provide to the allowance for loan losses at substantial levels in order to augment reserves and recognize the continued decline of underlying collateral values of residential mortgage assets. One to four family residential mortgage loans equalled 54% of assets and represented 78% of total loans at year end 1995. The allowance for loan losses at December 31, 1995 totalled 166% of non-performing loans and represented 2.80% of total loans compared with coverage of 117% of non-performing loans and 1.83% of total loans at December 31, 1994. Total non-performing assets were $9.1 million or 1.38% of total assets at December 31, 1995 compared with $11.7 million or 1.83% of total assets at December 31, 1994.

      The Board of Directors announced the resumption of the quarterly dividend with an initial payment of $0.07 per share payable on February 22, 1996 to shareholders of record on February 1, 1996. The regular quarterly dividend had been suspended by the Board in June of 1991 prior to the issuance of a regulatory memorandum in September of 1991 which has since been lifted.

      In December of 1995, Francis P. Feeney retired from the Board of
Directors after 36 years of service as a Director. In addition, Mr. Feeney previously served as the President and Chief Executive Officer of The Dime
Savings Bank of Wallingford from 1977 until his retirement in 1988. The contribution that Frank made to the organization is immeasurable. His counsel and experience will be greatly missed.

      The Dime Savings Bank of Wallingford first operated under public ownership in July of 1986. Many changes have occurred since that initial public offering and the Company has survived under very difficult conditions.
We are confident that the struggle of the past has better prepared us to face the future. As we enter our 125th year of operation as a savings bank and our tenth year of public ownership, the Board of Directors and Management acknowledge the support our shareholders have shown. We look forward to continued success as we enthusiastically welcome the challenges ahead.


               /s/ Ralph D. Lukens           /s/ Richard H. Dionne

                   Ralph D. Lukens               Richard H. Dionne
                   Chairman of the Board         President &
                                                 Chief Executive Officer

Selected Financial Data


                                                                        As of or for the years ended December 31,
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                  1995         1994         1993          1992         1991
----------------------------------------------------------------------------------------------------------------------------

Financial Condition and Other Data:
  Total assets                                                 $658,373     $637,729     $672,114      $748,337     $794,028
  Loans receivable                                             $456,443     $510,378     $508,081      $592,096     $673,303
  Allowance for loan losses                                    $(12,779)    $ (9,326)    $(14,062)     $(21,280)    $(26,371)
  Loans receivable, net                                        $443,664     $501,052     $494,019      $570,816     $646,932
  Investments (a)                                              $182,723     $103,900     $105,645      $113,116     $ 78,928
  Deposits                                                     $543,344     $527,786     $566,845      $593,062     $603,678
  FHLBB advances                                               $ 58,000     $ 60,000     $ 61,000      $ 88,000     $124,000
  Shareholders' equity                                         $ 51,668     $ 45,196     $ 40,358      $ 63,768     $ 61,980
  Non-performing loans                                         $  7,682     $  7,959     $ 12,849(b)   $ 36,730     $ 34,442
  Non-performing assets                                        $  9,097     $ 11,670     $ 19,402(b)   $ 69,925     $ 60,884
----------------------------------------------------------------------------------------------------------------------------
Operating Data:
  Interest income                                              $ 47,476     $ 44,703     $ 49,973      $ 62,235     $ 72,651
  Interest expense                                             $ 22,079     $ 18,755     $ 22,519      $ 32,254     $ 44,947
  Net interest income                                          $ 25,397     $ 25,948     $ 27,454      $ 29,981     $ 27,704
  Provision for loan losses                                    $  7,550     $  4,516     $ 20,900      $  8,300     $ 35,700
  Investment securities gains (losses), net                    $    298     $      6     $    630      $  1,293     $   (993)
  Gain on assets held for sale                                       --     $  1,266           --            --           --
  Other operating income                                       $  2,080     $  2,207     $  2,050      $  1,984     $  1,894
  Other operating expenses (f)                                 $ 16,997     $ 20,123     $ 31,856      $ 22,215     $ 23,332
  Income (loss) before income taxes, extraordinary items and
   cumulative effect of changes in accounting methods          $  3,228     $  4,788     $(22,622)     $  2,743     $(30,427)
  Income tax expense (benefit)                                 $ (2,813)    $     60           --      $  1,348     $ (5,800)
  Income (loss) before extraordinary items and
   cumulative effect of changes in accounting methods          $  6,041     $  4,728     $(22,622)     $  1,395     $(24,627)
  Extraordinary item -- tax loss carry forward                       --           --           --      $    393           --
  Extraordinary item -- prepayment penalty on long-term debt         --           --     $   (874)           --           --
  Cumulative effect of changes in accounting methods:
    Postretirement benefits other than pensions, net of tax          --           --     $   (477)           --           --
    Income taxes                                                     --           --     $    563            --           --
  Net income (loss)                                            $  6,041     $  4,728     $(23,410)     $  1,788     $(24,627)
----------------------------------------------------------------------------------------------------------------------------
Per Share Data:
  Income (loss) before extraordinary items and
   accounting changes                                          $   1.21     $   0.94     $  (4.53)     $   0.28     $  (4.93)
  Net income (loss)                                            $   1.21     $   0.94     $  (4.68)     $   0.36     $  (4.93)
  Book value                                                   $  10.29     $   9.05     $   8.08      $  12.77     $  12.41
  Dividends declared                                                 --           --           --            --     $   0.10
----------------------------------------------------------------------------------------------------------------------------
Selected Statistical Data:
  Return on average assets                                         0.95%        0.71%       (3.26)%        0.23%       (3.06)%
  Return on average equity                                        12.82%       11.06%      (36.40)%        2.82%      (31.72)%
  Average equity to average assets                                 7.43%        6.46%        8.95%         8.12%        9.64%
  Net interest rate spread (c)                                     3.65%        4.00%        3.95%         3.98%        3.09%
  Net yield on interest earning assets (d)                         4.12%        4.22%        4.18%         4.20%        3.65%
  Tier 1 leverage capital ratio                                    7.50%        6.45%        5.14%         7.69%        7.18%
  Dividend payout ratio                                              --           --           --            --          n/m(e)
  Non-performing loans to total loans                              1.68%        1.56%        2.53%(b)      6.20%        5.12%
  Non-performing assets to total assets                            1.38%        1.83%        2.89%(b)      9.34%        7.67%
----------------------------------------------------------------------------------------------------------------------------

<Fa>  Including interest-bearing deposits with other banks, Federal funds sold, investments, and Federal Home Loan Bank of Boston stock.
<Fb>  Does not include $28.4 million of loans and other real estate owned held for sale.
<Fc>  Return on average interest earning assets less cost of average interest bearing liabilities.
<Fd>  Net interest income divided by average interest earning assets.
<Fe>  The Company suspended the quarterly dividend following the April 26, 1991 dividend of $0.10 per share.
<Ff>  A net non-recurring restructure charge of $1.9 million was charged to operations during 1995.

Selected Quarterly Financial Data

-----------------------------------------------------------------------------------------------------------------------------
                                               First Quarter        Second Quarter      Third Quarter       Fourth Quarter
                                               ------------------------------------------------------------------------------
(Dollars in thousands, except per share data)  1995        1994     1995      1994      1995      1994      1995      1994
-----------------------------------------------------------------------------------------------------------------------------

Total interest income                          $11,474     $11,024  $11,797   $11,219   $12,030   $11,108   $12,175   $11,352
Total interest expense                           4,871       4,642    5,446     4,652     5,741     4,695     6,021     4,766
                                               -------     -------  -------   -------   -------   -------   -------   -------
      Net interest income                        6,603       6,382    6,351     6,567     6,289     6,413     6,154     6,586
Provision for loan losses                        3,500(a)      375    1,800     1,000     1,400     1,000       850     2,141(b)
Investment securities gains, net                   234          --       --        --        64         6        --        --
Gain on sale of assets held for sale                --          --       --        --        --        --        --     1,266
Other operating income                             552         607      506       488       528       509       494       603
Other operating expenses (c)(d)                  4,669       5,363    5,008     4,743     3,349     4,833     3,971     5,184
                                               -------     -------  -------   -------   -------   -------   -------   -------
Income (loss) before income taxes                 (780)      1,251       49     1,312     2,132     1,095     1,827     1,130
Income tax expense (benefit)                        11          15   (1,987)       15        12        15      (849)       15
                                               -------     -------  -------   -------   -------   -------   -------   -------
Net income (loss)                              $  (791)    $ 1,236  $ 2,036   $ 1,297   $ 2,120   $ 1,080   $ 2,676   $ 1,115
                                               =======     =======  =======   =======   =======   =======   =======   =======
Net income (loss) per share                    $ (0.16)    $  0.25  $  0.41   $  0.26   $  0.42   $  0.21   $  0.53   $  0.22

-------------------
<Fa>  The increase in the provision for loan losses in the first quarter of 1995 resulted primarily from strengthening reserves related to potential risk in the 1-4 family residential mortgage loan portfolio which comprised approximately 77% of the total loan portfolio. See management's discussion and analysis for further discussion.
<Fb>  The increase in the provision for loan losses in the fourth quarter of
      1994 resulted primarily from a charge-off taken on a restructured loan.
<Fc>  Net restructure charges of $947,000 and $940,000 were charged to expense in the second and fourth quarters of 1995, respectively.
<Fd>  The decrease in operating expenses during 1995 primarily reflects significantly decreased costs associated with the operation of OREO and the restructuring program implemented during 1995.

Management's Discussion and Analysis of Operations

1995 Overview

      The year ended December 31, 1995 showed many areas of improvement with many barometers of improvement: Non-performing assets equalled a six year low and totalled $9.1 million or 1.38% of total assets; the level of the allowance for loan losses exceeded 166% of non-performing loans; reduced staff, and operating efficiencies translated into decreased operating expenses of $17.0 million for 1995 compared with expenses of $20.1 million for the year ended 1994, a decline of $3.1 million or 15.5%. In addition, total assets at December 31, 1995 were $658.4 million, an increase of $20.6 million or 3.24% from year end 1994, thus reversing a five year decline in assets. Deposits posted modest growth during 1995, also interrupting an extended period of decline spanning four years, and totalled $543.3 million at December 31, 1995 compared with total deposits of $527.8 million at December 31, 1994, an increase of $15.5 million or 2.95%.

      Net income for 1995 totalled $6.0 million or $1.21 per share compared with net income of $4.7 million or $0.94 per share for the year ended December 31, 1994. The results of 1995 were influenced mainly by the following:

      1. The provision to the allowance for loan losses totalled
         $7.6 million for the year ended December 31, 1995 compared with a provision of $4.5 million for the year ended December 31, 1994. The increased provision during 1995 was primarily due to the Company's assessment that there was increased potential exposure in the residential loan portfolio. In the first quarter of 1995, recent trends in collateral values were analyzed by the receipt of over 200 new appraisals of certain segments of the performing 1-4 family residential loan portfolio. This process indicated a substantial decline in the value of the collateral securing many of these loans since the original funding date.

      2. Total operating expenses for 1995 were $17.0 million compared with $20.1 million for 1994. Operating expenses, excluding writedowns of assets held for sale, the net cost of the operation of other real estate owned, and restructure charges declined $2.9 million or 15% from year end 1994 to total $16.1 million for the year ended December 31, 1995. Total operating expenses, excluding OREO operations and writedowns on assets held for sale, were $19.0 million for the year ended December 31, 1994.

      3. The Company recognized $2.8 million of its deferred tax asset as the result of improved earnings projections due to reduced operating expenses. No recognition of the Company's deferred tax asset was recorded during 1994.

      4. The net cost of the operation of OREO declined substantially as gains from the sales of OREO more than offset the expenses of their operation. The net cost of the operation of OREO for the year ended December 31, 1995 equalled a net gain of $1.0 million compared with a net charge of $867,000 for the year ended December 31, 1994.

      5. A net restructuring charge of $1.9 million was recorded primarily representing the severance charges associated with the elimination of approximately seventy positions and the writedown to estimated salvage value of fixed assets associated with data processing as the decision to outsource these operations was made. These charges were partially offset by curtailment gains recognized in the Company's defined benefit plans as the result of a reduction in the workforce. No restructuring charges were recorded during the year ended December 31, 1994.

Asset Quality

      Asset quality improved during 1995 with non-performing assets down 22% from year end 1994. At December 31, 1995, non-performing assets, which are comprised of loans in non-accrual status and OREO, totalled $9.1 million or 1.38% of total assets compared with non-performing assets of $11.7 million or 1.83% of total assets at December 31, 1994 and compared with non-performing assets of $19.4 million or 2.89% of total assets at December 31, 1993, exclusive of $28.4 million of assets classified as held for sale at December 31, 1993.

      OREO is real estate acquired by the Company through foreclosure or in settlement of loans. The collections and OREO areas of the Bank are designed to monitor and review real estate acquired by the Bank through foreclosure. The results of their reviews are based on property re-appraisals, current and prospective economic conditions and other relevant factors. Management in this area is responsible for ensuring that specific properties are carried at a value that does not exceed fair value, less selling costs. During 1995, the Company transferred $878,000 of loans to OREO compared with $1.4 million during 1994.

      Loans are classified as non-performing when they become ninety days past due as to interest or principal payments, or when the ability of the borrower to meet the contractual payment terms is in doubt. Loans classified as non-performing are placed in non-accrual status and previously accrued, but unpaid interest is reversed by charging interest income. Interest payments received on non-accrual residential mortgage loans and consumer loans are generally recognized as income on a cash basis. Interest payments received on non-accrual loans which are commercial in nature generally are used to further reduce the carrying value of the loan. The Company does not accrue income for loans past due 90 days or more.

      Loans categorized as troubled debt restructures ("TDR") totalled $885,000 at December 31, 1995 compared with TDR's totalling $10.8 million and $4.3 million at December 31, 1994 and December 31, 1993, respectively. There were no loans categorized as TDR's at December 31, 1992 and December 31, 1991. A loan is categorized as a TDR if the original interest rate on such loan, repayment terms, or both were restructured due to a deterioration in the financial condition of the borrower. Loans classified as TDR at December 31, 1995 were restructured at market rates and are performing in accordance with their restructured terms. Included in TDR's at December 31, 1994 was a loan with a principal balance of $6.4 million which was sold in December, 1995. The remaining TDR's at December 31, 1994 were at market rates at the time of restructure, have performed in accordance with the restructured terms and are no longer categorized as TDR's at December 31, 1995.

      The Company instituted policies during 1995 to ensure that lending and investment activities are evaluated in the context of an acceptable level of risk which produces a profit consistent with the exposure to risk. These policies are reviewed constantly by the Company's senior management. The lending and credit administration staffs are charged with monitoring the loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay debt or the value of pledged collateral. In addition, the Company engaged an outside firm during 1995 to perform ongoing independent loan review of the loan portfolio. The results of such reviews have been consistent with the actions management has taken.

      The following table is an analysis of the Company's non-performing assets at the dates indicated:

---------------------------------------------------------------------------------------------------------------------------
                                                                                  December 31,
                                                           ----------------------------------------------------------------
(Dollars in thousands)                                     1995       1994          1993(a)       1992          1991
---------------------------------------------------------------------------------------------------------------------------

Non-accruing loans:
  Mortgage loans:
    Residential real estate -- owner occupied              $  2,729   $  4,194      $  4,757      $  7,524      $  9,708
    Residential real estate -- non-owner occupied             1,235         --(b)         --(b)         --(b)         --(b)
    Commercial real estate                                    2,580      1,501         4,906        19,862        15,614
    Builders' & land                                             --        103            --         2,299         3,632
  Commercial loans                                              690      1,858         2,708         6,140         4,000
  Consumer loans                                                448        303           478           905         1,488
                                                           --------   --------      --------      --------      --------
      Total non-accruing loans                                7,682      7,959        12,849        36,730        34,442
                                                           --------   --------      --------      --------      --------

Other real estate owned:
  Mortgage loans:
    Residential real estate                                   1,072      2,093         3,004         7,527         9,802
    Commercial real estate                                       --        390         1,063        13,830        10,570
    Builders' & land                                            793      1,969         3,008         8,919         6,070
  Commercial loans                                               --         --            --         2,522            --
  Consumer loans                                                 --         --           397           397            --
                                                           --------   --------      --------      --------      --------
      Total other real estate owned                           1,865      4,452         7,472        33,195        26,442
                                                           --------   --------      --------      --------      --------
  Allowance for losses on other real estate owned              (450)      (741)         (919)           --            --
                                                           --------   --------      --------      --------      --------
      Total other real estate owned, net                      1,415      3,711         6,553        33,195        26,442
                                                           --------   --------      --------      --------      --------
      Total non-performing assets                          $  9,097   $ 11,670      $ 19,402      $ 69,925      $ 60,884
                                                           ========   ========      ========      ========      ========
  Total non-accruing loans to total loans                     1.68%       1.56%         2.53%         6.20%         5.12%
  Total non-performing assets to total loans                  1.99%       2.29%         3.81%        11.79%         9.03%
  Total allowance for loan losses to non-accruing loans     166.36%     117.17%       109.44%        57.94%        76.56%
  Total allowances for loan and OREO losses to
   non-performing assets                                    138.57%      81.11%        73.72%        30.43%        43.31%

-------------------
<Fa>  1993 non-performing assets exclude $28.4 million of assets classified as held for sale.
<Fb>  Information for this period is not available, it is included within
      "Residential real estate - owner occupied" for prior periods.

      In the fourth quarter of 1995, the Company executed a bulk sale of two packages of non-performing assets totalling $2.8 million which required a charge-off on those assets prior to their sale of approximately $1.4 million.

      The Company believes that residential property values in its market area continued a multi-year decline during 1995, further decreasing the value of the collateral securing many of the Company's residential mortgage loans. If such a trend continues, further charge-offs may continue and necessitate loan loss provisions which may adversely affect overall financial performance.

Allowance for Loan Losses &
Provisions to the Allowance for Loan Losses

      The allowance for loan losses is a reserve established through provisions for loan losses charged to expense on a periodic basis and is reduced by charge-offs in the loan portfolio. The allowance is maintained at a level that management believes is adequate to absorb potential losses in the loan portfolio at a given point in time. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan-loss experience, current economic conditions and trends, borrowers' financial condition, concentrations of credit, estimated valuation of loan collateral, and the growth and composition of the loan portfolio, among other factors.

      At December 31, 1995, the Company maintained an allowance for loan losses of $12.8 million or 166.36% of non-performing loans and 2.80% of total loans. The allowance for loan losses at December 31, 1994 totalled $9.3 million or 117.17% of non-performing loans and 1.83% of total loans. Net charge-offs for the year ended December 31, 1995 totalled $4.1 million or 0.83% of average loans compared with net charge-offs of $9.3 million or 1.79% of average loans for the year ended December 31, 1994.

      Provisions to the allowance for loan losses for the year ended December 31, 1995 totalled $7.6 million compared with provisions to the allowance for loan losses for the year ended December 31, 1994 of $4.5 million, an increase of $3.0 million or 67.2%. The increase in both the size of the allowance for loan losses and the ratios to non-performing loans and total loans was primarily the result of the collateral valuation analysis performed in the first quarter with regard to the increased risk associated with one to four family residential mortgage loans.

      A comparative analysis of the allowance for loan losses is shown in the following table. At December 31, 1995, management believes that the allowance for loan losses was adequate given the quality of the loan portfolio at that date. Management may make additional provisions to the allowance for loan losses as necessary in the coming year if economic conditions cause deterioration in the loan portfolio beyond the potential loss exposures identified as of December 31, 1995.

------------------------------------------------------------------------------------------------------------
                                                                        December 31,
                                                    --------------------------------------------------------
(Dollars in thousands)                              1995        1994        1993        1992        1991
------------------------------------------------------------------------------------------------------------

Balance at beginning of year                        $  9,326    $ 14,062    $ 21,280    $ 26,371    $  6,067
Provision charged to expense                           7,550       4,516      20,900       8,300      35,700
  Charge-offs:
    Mortgage loans
      Residential real estate                         (3,193)     (2,826)     (4,735)     (1,957)     (1,046)
      Commercial real estate                          (1,308)     (4,467)    (14,194)     (3,409)     (2,517)
      Builders' & land                                    --          --      (2,277)       (737)     (5,456)
    Commercial loans                                     (93)     (2,706)     (7,103)     (8,132)     (5,745)
    Consumer loans                                      (252)       (246)       (226)       (521)       (994)
  Recoveries:
    Mortgage loans
      Residential real estate                            187          88         107          24          --
      Commercial real estate                              21         369          19         104          --
      Builders' & land                                    --          --          --         337          --
    Commercial loans                                     506         487         237         867         316
    Consumer loans                                        35          49          54          33          46
                                                    --------    --------    --------    --------    --------
Net charge-offs                                       (4,097)     (9,252)    (28,118)    (13,391)    (15,396)
                                                    --------    --------    --------    --------    --------
Balance at end of the year                          $ 12,779    $  9,326    $ 14,062    $ 21,280    $ 26,371
                                                    ========    ========    ========    ========    ========
Average loans for the year                           492,028     515,640     546,134     612,902     692,833
Net charge-offs as a percentage of average loans        0.83%       1.79%       5.15%       2.18%       2.22%
Allowances for loan losses as a percentage
 of non-performing loans                              166.36%     117.17%     109.44%      57.94%      76.56%
------------------------------------------------------------------------------------------------------------

Asset / Liability Management

      The primary function of asset / liability management is to maximize net interest income while ensuring adequate liquidity, monitoring proper credit risk and maintaining an appropriate balance between interest rate sensitive assets and interest rate sensitive liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's loan and deposit customers. Interest rate sensitivity management seeks to minimize fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

      The Company has an asset / liability committee ("ALCO") which meets weekly to discuss loan and deposit pricing and trends, current liquidity and interest rate risk positions, interest rate and economic trends and other relevant information. To aid in the measurement of interest rate risk, the Company utilizes an asset / liability model which, given many key assumptions, projects estimated results within the constraints of those assumptions. The model is also used to estimate movement within the balance sheet, given certain scenarios, and to measure the effects of that movement on net interest income.

      The following table summarizes assets and liabilities at December 31, 1995 that are sensitive to changes in interest rates within six months, between six months and one year, one year to three years, three years to five years, and over five years. A positive "GAP" exists when rate sensitive assets exceed rate sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice in a given period. This will generally enhance earnings in a rising rate environment and inhibit earnings in a declining rate environment. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the "GAP" is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during a given period. In this case, a rising rate environment generally will inhibit earnings and declining rates will enhance earnings.

      The Company's policy is to keep the ratio of net rate sensitive assets or liabilities on a one year time horizon to less than 10% of total assets. At December 31, 1995, this rate sensitive position was 9.18%.

Interest Rate Sensitivity Management

---------------------------------------------------------------------------------------------------------------------------------
                                                                            December 31, 1995
                                             ------------------------------------------------------------------------------------
                                                         After       After        After
                                                         six months  one year     three years
                                             Within      but within  but within   but within   After       Non-Interest
(Dollars in thousands)                       six months  one year    three years  five years   five years  Bearing (c)   Total
---------------------------------------------------------------------------------------------------------------------------------

Interest rate sensitive assets:
  Interest bearing deposits                  $  2,983    $     --    $     --     $     --     $     --    $     --      $  2,983
  Mortgage-backed securities (a)               49,277      19,655      23,484        2,497          277          --        95,190
  Debt securities                              35,122      11,000       8,889           --        1,013          --        56,024
  Other investments                            28,526          --          --           --           --          --        28,526
  Loans (a)                                   124,353     107,747      90,648       43,830       82,270       7,682       456,530
  Non-interest bearing                             --          --          --           --           --      19,120        19,120
                                             --------    --------    --------     --------     --------    --------      --------
      Total Assets                            240,261     138,402     123,021       46,327       83,560      26,802       658,373
                                             --------    --------    --------     --------     --------    --------      --------
Interest rate sensitive liabilities:
  Regular savings and money market,
   club and escrow accounts (b)                17,762       9,678      38,696       38,680       98,552          --       203,368
  Interest bearing checking (b)                 7,271       2,844       4,272        4,272        4,271          --        22,930
  Certificates of deposit                     178,164      69,517      29,168        1,061           --          --       277,910
  Borrowings from FHLB of Boston               33,000          --      25,000           --           --          --        58,000
  Non-interest bearing                             --          --          --           --           --      96,165        96,165
                                             --------    --------    --------     --------     --------    --------      --------
      Total Liabilities and Capital           236,197      82,039      97,136       44,013      102,823      96,165       658,373
                                             --------    --------    --------     --------     --------    --------      --------
      Interest rate sensitivity gap          $  4,064    $ 56,363    $ 25,885     $  2,314     $(19,263)   $(69,363)     $     --
                                             ========    ========    ========     ========     ========    ========      ========
  Cumulative interest rate sensitivity gap   $  4,064    $ 60,427    $ 86,312     $ 88,626     $ 69,363    $     --      $     --
                                             ========    ========    ========     ========     ========    ========      ========
Percentage of interest rate sensitivity gap
 to total assets
  Period                                         0.62%       8.56%       3.93%        0.35%       (2.93)%    (10.54)%
  Cumulative                                     0.62%       9.18%      13.11%       13.46%       10.54%         --
Cumulative rate sensitive assets as a
 percentage of cumulative rate sensitive
 liabilities                                   101.72%     118.99%     120.78%      119.29%      112.34%     100.00%

-------------------
<Fa>  The categories within which loans and mortgage-backed securities have been included reflect certain prepayment assumptions by management given certain weighted average maturities and projected interest rate assumptions.
<Fb>  A substantial portion of regular savings deposits and interest-bearing checking deposits are considered core deposits by management and therefore less sensitive to changes in interest rates.
<Fc>  Non-accrual loans are included in non-interest bearing.

Net Interest Rate Spread & Net Interest Income

      The net interest rate spread (the "spread") is the difference between the average interest rates received on interest-earning assets and the average interest rates paid for interest-bearing liabilities. For the year ended December 31, 1995 average interest-earning assets totalled $616.4 million and generated an average yield of 7.70%. This compares with average interest-earning assets of $614.9 million generating an average yield of 7.27% for the year ended December 31, 1994. Average interest bearing liabilities totalled $545.2 million with an average cost of 4.05% for the year ended December 31, 1995 compared with average interest-bearing liabilities of $575.9 million with an average cost of 3.27% for the year ended December 31, 1994. The spread for the year ended December 31, 1995 equalled 3.65% compared with a spread of 4.00% for the year ended December 31, 1994. The net interest margin for the year ended December 31, 1995 was 4.12% versus a net interest margin of 4.22% for the year ended December 31, 1994.

      The improvement in yield on interest earning assets came partially from a 32 basis point increase in the yield on loans to 8.09% as adjustable rate assets repriced upwards, but more so from the improvement in yield in most categories of investment securities. The comparative table shows the average balances and average interest rates of interest-earning assets and interest-bearing liabilities:

Average Balances and Interest Rates

-----------------------------------------------------------------------------------------------------------------------------
                                               1995                           1994                           1993
                                   ------------------------------------------------------------------------------------------
                                   Average              Average   Average               Average   Average             Average
(Dollars in thousands)             Balance    Interest  Rate      Balance    Interest   Rate      Balance   Interest  Rate
-----------------------------------------------------------------------------------------------------------------------------

Interest Earning Assets:
Loans receivable(a)                $492,028   $39,781   8.09%     $515,640   $40,041     7.77%    $546,134  $44,735    8.19%
Interest-bearing deposits             3,556       126   3.54%        9,782       106     1.08%       8,690       59    0.68%
Federal funds sold                   20,171     1,174   5.74%       12,382       557     4.44%      21,208      623    2.90%
U.S. treasury securities             13,553       649   4.79%       32,372     1,358     4.19%      36,147    1,543    4.27%
U.S. agency obligations              34,931     2,315   6.63%       12,185       610     5.01%       1,519      100    6.58%
REMIC's/CMO's                        19,929     1,380   6.92%           --        --       --%          --       --      --
Mortgage-backed securities           15,893     1,069   6.73%           --        --       --%          --       --      --
Other bonds and notes                 9,079       475   5.23%       24,927     1,427     5.72%      32,733    2,116    6.46%
Federal Home Loan Bank of
 Boston stock                         7,192       504   7.01%        7,192       554     7.70%       9,681      732    7.56%
Equity securities                        65         3   4.62%          424        50    11.79%         501       65   12.97%
                                   --------   -------             --------   -------              --------  -------
                                   $616,397   $47,476   7.70%     $614,904   $44,703     7.27%    $656,613  $49,973    7.61%
                                   ========   =======   ====      ========   =======    =====     ========  =======   =====

Non-Interest Earning Assets:
Cash & due from banks                 8,876                          8,364                           7,915
Premises and equipment                7,485                          8,748                           8,981
Accrued interest receivable           4,108                          4,227                           4,856
Other assets(a)                      (2,928)                        25,328                          39,840
                                   --------                       --------                        --------
                                     17,541                         46,667                          61,592
                                   --------                       --------                        --------
Total                              $633,938                       $661,571                        $718,205
                                   ========                       ========                        ========

Interest-Bearing Liabilities:
Now accounts                       $ 21,569   $   340   1.58%     $ 22,919   $   336     1.47%    $ 22,245  $   399    1.79%
Savings, money market, club
 and escrow deposits                221,050     5,136   2.32%      273,391     6,240     2.28%     284,460    8,225    2.89%
Certificates of deposit             244,518    12,417   5.08%      217,550     7,737     3.56%     236,457    8,538    3.61%
FHLBB advances                       58,060     4,186   7.11%       62,081     4,442     7.06%      74,422    5,357    7.10%
                                   --------   -------             --------   -------              --------  -------
                                   $545,197   $22,079   4.05%     $575,941   $18,755     3.27%    $617,584  $22,519    3.66%
                                   ========   =======   ====      ========   =======    =====     ========  =======   =====

Noninterest-Bearing Liabilities
 and capital accounts:
Demand deposits                      35,897                         36,250                          33,007
Other liabilities                     5,714                          6,644                           3,309
Shareholders' equity                 47,130                         42,736                          64,305
                                   --------                       --------                        --------
                                     88,741                         85,630                         100,621
                                   --------                       --------                        --------
Total                              $633,938                       $661,571                        $718,205
                                   ========                       ========                        ========

Net Interest Income                           $25,397                        $25,948                        $27,454
                                              =======                        =======                        =======

Net Interest Rate Spread                                3.65%                            4.00%                         3.95%
                                                        ====                            =====                         =====

Net Yield on Interest
 Earning assets                                         4.12%                            4.22%                         4.18%
                                                        ====                            =====                         =====

-------------------
<Fa>  Average loans receivable are shown gross and the related allowance is included in other assets. In 1995 the average daily balance for the allowance exceeded that of the remaining other assets, creating a negative balance.

      The change in the net interest rate spread from 1994 to 1995 was primarily due to the increased cost of deposits during 1995 compared with 1994 as the composition of deposits changed and time deposits were priced more competitively. Lower costing regular savings deposits decreased by $45.6 million during 1995 while higher costing time certificates of deposits increased by $64.2 million from year end 1994 and by 152 basis points to 5.08%. This increase in the cost of interest bearing deposits and its impact on net interest income was partially offset by the reduction of non-performing assets from $11.7 million at December 31, 1994 to $9.1 million at December 31, 1995. In addition, the ratio of average interest-earning assets to average total assets increased from 92.9% during 1994 to 97.2% during 1995 in response to the reduction in non-performing assets and as additional initiatives in the management of cash positively influenced earnings. The following rate/volume analysis reflects the impact of rate and volume changes in earning-asset and interest-bearing liability categories on annual net interest income.

      Net interest income for the year ended December 31, 1995 totalled $25.4 million compared with net interest income of $25.9 million for the year ended December 31, 1994. While net interest income was reduced by $1.3 million from the effect of rate changes, due to the cost of funds increasing faster than the yield on earning assets, the growth in earning assets combined with a decrease in interest bearing liabilities offset the adverse rate variance by $755,000, resulting in a net reduction in net interest income of $551,000 for the year ended December 31, 1995 compared with prior year ended December 31,1994.

Rate / Volume Analysis

      The following table presents, for the periods indicated, the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities. A change attributable to both volume and rate has been allocated proportionally to the change due to volume and the change due to rate.

------------------------------------------------------------------------------------------------------
                                           1995 Compared to 1994            1994 Compared to 1993
                                            Increase (Decrease)              Increase (Decrease)
                                        --------------------------------------------------------------
                                        Due to     Due to                Due to     Due to
(Dollars in thousands)                  Volume     Rate       Total      Volume     Rate       Total
------------------------------------------------------------------------------------------------------

Interest Income:
  Loans receivable                      $(1,873)   $ 1,613    $  (260)   $(2,431)   $(2,263)   $(4,694)
  Federal funds sold                        421        196        617       (316)       250        (66)
  U.S. treasury securities                 (879)       170       (709)      (159)       (26)      (185)
  U.S. government agency obligations      1,453        252      1,705        540        (30)       510
  REMIC's / CMO's                         1,380         --      1,380         --         --         --
  Mortgage-backed securities              1,069         --      1,069         --         --         --
  Other investments                      (1,206)       224       (982)      (485)      (335)      (820)
  Equity securities                         (27)       (20)       (47)        (9)        (6)       (15)
                                        -------    -------    -------    -------    -------    -------
Total Interest Income                       338      2,435      2,773     (2,860)    (2,410)    (5,270)
                                        -------    -------    -------    -------    -------    -------

Interest Expense:
  Deposits                                 (183)     3,763      3,580       (972)    (1,877)    (2,849)
  FHLBB advances                           (234)       (22)      (256)      (883)       (32)      (915)
                                        -------    -------    -------    -------    -------    -------
Total Interest Expense                     (417)     3,741      3,324     (1,855)    (1,909)    (3,764)
                                        -------    -------    -------    -------    -------    -------
Net Interest Income                     $   755    $(1,306)   $  (551)   $(1,005)   $  (501)   $(1,506)
                                        =======    =======    =======    =======    =======    =======

Lending Activities

      Total loans at December 31, 1995 equalled $456.4 million and represented 69.3% of total assets compared with total loans of $510.4 million or 80.0% of total assets at December 31, 1994. The decrease in loans from year end 1994 was caused primarily by the restructure of the lending functions, the increased competition for loans during 1995 and a shift from loans receivable to investment securities. New management was hired during 1995 in every area of the lending function. Among the new personnel retained were a senior lending and credit officer, an origination and collections officer, and a credit policy officer. Fierce competition and highly competitive pricing tempered loan growth during the year as management believed that the pricing necessary to sustain the loan portfolio during much of 1995 was inconsistent with the risk presented. In reaction to these events, the Company shifted its focus from lending to investment securities.

      Traditionally, lending activities have consisted primarily of the origination of conventional mortgage loans on residential real estate, the origination of secured consumer loans and, to a lesser degree, the origination of commercial mortgage and other commercial and industrial loans. The Company generally limits the term of fixed rate mortgage loans it will accept for its own portfolio to 15 years. To aid in asset / liability management, the Company offers adjustable rate mortgage loans that reprice every one to three years and offers adjustable rate hybrid products which offer a fixed rate at the beginning of the loan term, from three to seven years, which reprices yearly after the initial period. Consumer loans offered include home equity term loans, home equity lines of credit, automobile loans and education loans. In addition, Dime provides builders' construction loans, commercial mortgage loans and other commercial and industrial loans. Adjustable rate loans accounted for 48.1% of total loans at December 31, 1995 compared with adjustable rate loans representing approximately 49.7% of total loans at December 31, 1994. During 1995, $6.7 million of one to four family mortgages, $8.9 million of home equity loans and $5.8 million of commercial loans and commercial real estate loans were originated.

      The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

-----------------------------------------------------------------------------------------------------------------------------
                                                                      December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                    1995              1994                1993                1992                1991
                              ---------------   -----------------   ------------------  ------------------  -----------------
(Dollars in thousands)        Amount     %      Amount       %      Amount       %      Amount       %      Amount       %
-----------------------------------------------------------------------------------------------------------------------------

Adjustable rate loans:
  Mortgage loans:
    Residential real estate:
      owner occupied          $130,823   28.7%  $177,193     34.7%  $194,626     38.2%  $213,576     36.0%  $241,555     35.8%
      non-owner occupied        26,649    5.8%        --(a)    --         --(a)    --         --(a)    --         --(a)    --
    Commercial real estate      35,455    7.8%    46,860      9.2%    65,135     12.8%    70,407     11.9%    86,230     12.8%
    Builders' & land             1,501    0.3%     4,276      0.8%     4,864      1.0%     5,389      0.9%     9,760      1.4%
  Consumer loans                20,868    4.6%    19,067      3.8%    20,821      4.1%    23,049      3.9%    28,667      4.3%
  Commercial loans               4,082    0.9%     6,292      1.2%    11,505      2.3%    41,580      7.0%    46,680      6.9%
                              --------  -----   --------    -----   --------    -----   --------    -----   --------    -----
      Total adjustable rate    219,378   48.1%   253,688     49.7%   296,951     58.4%   354,001     59.7%   412,892     61.2%
                              --------  -----   --------    -----   --------    -----   --------    -----   --------    -----
Fixed Rate loans:
  Mortgage loans:
    Residential real estate:
      owner occupied           199,033   43.6%   217,004     42.5%   173,278     34.0%   182,847     30.8%   188,747     28.0%
      non-owner occupied         1,050    0.2%        --(a)    --         --(a)    --         --(a)    --         --(a)    --
    Commercial real estate       8,204    1.8%    10,076      2.0%    10,508      2.1%    24,637      4.2%    30,562      4.5%
    Builders' & land                --     --         --       --         --       --      1,851      0.3%     3,119      0.5%
  Consumer loans                28,420    6.2%    28,965      5.7%    26,151      5.1%    27,405      4.6%    34,567      5.1%
  Commercial loans                 445    0.1%       751      0.1%     1,917      0.4%     2,209      0.4%     4,315      0.7%
                              --------  -----   --------    -----   --------    -----   --------    -----   --------    -----
      Total fixed rate         237,152   51.9%   256,796     50.3%   211,854     41.6%   238,949     40.3%   261,310     38.8%
                              --------  -----   --------    -----   --------    -----   --------    -----   --------    -----
      Total loans              456,530  100.0%   510,484    100.0%   508,805    100.0%   592,950    100.0%   674,202    100.0%
                              --------  -----   --------    -----   --------    -----   --------    -----   --------    -----
Less:
  Allowance for loan losses     12,779             9,326              14,062              21,280              26,371
    Unearned income                 --                --                  --                   1                   6
    Deferred loan
     origination fees, net          87               106                 724                 853                 893
                              --------          --------            --------            --------            --------
  Loans receivable, net       $443,664          $501,052            $494,019            $570,816            $646,932
                              ========          ========            ========            ========            ========

-------------------
<Fa>  Information for this period is not available, it is included within
      "Residential real estate - owner occupied" for prior periods.

      Residential real estate loans decreased $36.6 million or 9.3% during 1995 and totalled $357.6 million or 78.3% of total loans outstanding at December 31, 1995. Residential real estate loans at December 31, 1994 totalled $394.2 million and represented 77.2% of total loans outstanding.

      Commercial real estate and builders loans decreased $16.1 million or 26.2% from year end 1994 and totalled $45.2 million or 9.9% of total loans outstanding at December 31, 1995. Commercial real estate and builders loans at December 31, 1994 totalled $61.2 million and represented 12.0% of total loans outstanding.

      Consumer loans increased $1.3 million or 2.6% during 1995 and totalled $49.3 million or 10.8% of total loans outstanding at December 31, 1995. Consumer loans at December 31, 1994 totalled $48.0 million and represented 9.4% of total loans outstanding.

      Commercial loans decreased $2.5 million or 35.7% from year end 1994 and totalled $4.5 million or 1.0% of total loans outstanding at December 31, 1995. Commercial loans at December 31, 1994 totalled $7.0 million and represented 1.4% of total loans outstanding.

Investment Activities

       Investment securities, net of the investment in the Federal Home Loan Bank of Boston, increased substantially during 1995 and totalled $151.2 million or 23.0% of total assets at December 31, 1995 compared with $56.5 million or 8.9% of total assets at December 31, 1994, an increase of $94.8 million or 167.9%. The increase in securities during 1995 was primarily the result of an objective to increase the ratio of investment securities to total assets and new expertise in the investment area. A Chief Financial Officer was hired in March of 1995 and brought a new dimension to the Company. In addition to the substantial increase in the level of investment securities, the composition of the portfolio changed as well. The introduction of select mortgage backed securities ("MBSs") and select collateralized mortgage obligations ("CMOs") brought investment options to the Company which mirrored, in many ways, the reactions to market conditions which the Company's historically dominant mortgage portfolio had done, but without the same level of credit risk.

      In addition, as the competition for quality loans spawned rate offerings that management believed, in many cases, to be subpar for the risk, the Company allowed a net run-off in the loan portfolio and chose securities as an alternative investment for available funds. The following table illustrates the changes in the composition of the investment security portfolio during 1995.

      Investment securities classified as available for sale and held to maturity under FAS #115 are combined in the presentation below, at carrying value. For a complete presentation of securities and their appropriate classifications under FAS #115 please refer to Note #4 to the Company's consolidated financial statements.

-------------------------------------------------------------
                                 Years Ended December 31,
                               ------------------------------
(Dollars in thousands)         1995        1994       1993
-------------------------------------------------------------

U. S. treasury securities      $  5,041    $19,688    $47,362
U.S. government-sponsored
 agency obligations              46,886     22,002         83
Other bonds and notes             4,097     14,136     31,747
REMIC's/CMO's                    47,278         --         --
Mortgage-backed securities       47,912         --         --
Equity Securities                    --        625        426
                               --------    -------    -------
Total investment securities    $151,214    $56,451    $79,618
                               ========    =======    =======

Deposits and Other Borrowings

      Total deposits at December 31, 1995 totalled $543.3 million, an increase of $15.6 million or 3.0% from December 31, 1994. The composition of deposits changed substantially during 1995 as lower costing regular savings type accounts declined by $45.6 million while higher costing time certificates of deposit increased by $64.2 million for the year.

      Deposits have traditionally been the major source of funding for investments and loan demand, and should continue to be in the foreseeable future. A wide variety of consumer savings, time and demand deposit products designed to attract both short term and long term funds are offered. In addition, Dime offers commercial deposit products in order to meet the needs of our business customers. In determining the rate of interest to pay for deposits, the Bank considers treasury rates, cash flow requirements, rates paid by competitors, cost of alternative funding sources and income objectives.

      Dime is a member of the Federal Home Loan Bank of Boston (the "FHLBB") and as a member may borrow from the FHLBB to secure additional funds. During 1995, FHLBB borrowings decreased $2.0 million and totalled $58.0 million at December 31, 1995 compared with borrowings of $60.0 million at December 31, 1994. When deposit growth cannot meet increased loan demand or liquidity requirements, funds may be derived from borrowings from the FHLBB or other alternative funding sources.

      Deposit flows during the periods indicated are as follows:

------------------------------------------------------------------
                                   Years Ended December 31,
                                ----------------------------------
(Dollars in thousands)          1995         1994         1993
------------------------------------------------------------------

Net decrease in deposits
 before interest                $ (2,335)    $(53,372)    $(43,379)
Interest credited                 17,893       14,313       17,162
                                --------     --------     --------
Net increase (decrease)
 in deposits                    $ 15,558     $(39,059)    $(26,217)
                                ========     ========     ========
------------------------------------------------------------------

      The net change in deposit accounts of various types, for the periods indicated was:

------------------------------------------------------------------
                                   Years Ended December 31,
                                ----------------------------------
(Dollars in thousands)          1995         1994         1993
------------------------------------------------------------------

Regular savings and clubs       $(45,636)    $(31,976)    $  4,453
NOW accounts                         362         (972)       2,319
Demand deposits                       28        4,717         (695)
Money market accounts             (3,255)      (3,913)      (1,062)
Certificates of deposit           64,176       (7,407)     (31,782)
Escrow deposits                     (117)         492          550
                                --------     --------     --------
Total                           $ 15,558     $(39,059)    $(26,217)
                                ========     ========     ========
------------------------------------------------------------------

Other Operating Income

      Other income is primarily generated through service charges and other fee based income derived from deposit and lending activities. Other operating income for the year ended December 31, 1995 totalled $2.1 million compared with other operating income of $2.2 million for the year ended December 31, 1994. The following table summarizes the categories of other income:

------------------------------------------------------------------
                                   Years Ended December 31,
                                ----------------------------------
(Dollars in thousands)          1995         1994         1993
------------------------------------------------------------------

Deposit account fees            $  1,578     $  1,617     $  1,432
Customer service fees                140          147          156
Fees from savings bank life
 insurance sales                     140          121          136
Loan and loan servicing fees          49           81           63
Other fees                           173          241          263
                                --------     --------     --------
Total other income              $  2,080     $  2,207     $  2,050
                                ========     ========     ========
------------------------------------------------------------------

Operating Expenses

      Operating expenses include salaries and employee benefit costs, professional and other services, and occupancy and equipment costs among other charges. Total operating expenses were $17.0 million for the year ended December 31, 1995 compared with operating expenses of $20.1 million for the year ended December 31, 1994 representing a decrease of $3.1 million or 15.5%. The decrease in expenses during 1995 was primarily the result of significantly reduced costs associated with the operation of other real estate owned and a general reduction in expenses due in part to the implementation of a major restructuring program as well as other initiatives.

      The net cost of the operation of other real estate owned includes expenses related to the maintenance of OREO, including real estate taxes and property insurance. These expenses are reduced by gains recognized on the sales of OREO. The net cost of the operation of OREO equalled a net gain of $1.0 million for the year ended December 31, 1995 as gains recognized from the sales of OREO more than offset the costs associated with their operation. In contrast, the net cost of the operation of OREO totalled a net cost of $867,000 for the year ended December 31, 1994.

      In addition, the cost of FDIC insurance dropped by 45% from year end 1994 and totalled $898,000 for the year ended December 31, 1995 compared with $1.6 million for the year ended December 31, 1994 as the assessment rate charged on deposits declined significantly.

      The Company began a restructuring program in the second quarter of 1995 which significantly reduced the Company's workforce. Additional restructuring plans authorized by the Board of Directors took effect in the fourth quarter with regard to the outsourcing of the Bank's data processing operations and other staff reductions bringing total staff reductions to approximately 28%. Gross restructure costs totalling $2.8 million were charged to operations resulting primarily from the combination of severance charges and the writedown to estimated salvage value of fixed assets associated with data processing. Total restructure charges were partially offset by the recognition of curtailment gains totalling $949,000 in the non-contributory defined benefit plan and the defined benefit postretirement plan. Net charges from both phases of the restructure totalled $1.9 million.

      The restructure contributed to the overall reduction in operating expenses as salary and benefit costs declined $1.4 million or 14.8% from year end 1994 and totalled $7.8 million for the year ended December 31, 1995 compared with $9.1 million for the year ended December 31, 1994.

Income Taxes

      The Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109.

      The Company recognized $2.8 million of its deferred tax asset during 1995 as the result of improved earnings projections.

      The net deferred tax asset at December 31, 1995 totalled $4.0 million as compared with $1.2 million at December 31, 1994. At December 31, 1995, the Company had gross deferred tax assets of $17.6 million, a valuation allowance against the deferred tax assets of $12.4 million and gross deferred tax liabilities of $1.2 million.

      In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the deductible differences, net of the valuation allowance, at December 31, 1995.

      During 1996, management will continue to reassess the level of the valuation allowance for the deferred tax assets to determine if it should be adjusted.

Liquidity, Sources and Uses of Funds,
and Capital Resources

      Liquidity involves the ability to meet cash flow requirements of depositors wanting to withdraw funds or of borrowers needing assurance that sufficient funds will be available to meet their credit needs. Cash on hand, deposits at other financial institutions and federal funds sold are the principal sources of liquidity. Cash and cash equivalents totalled $35.5 million at December 31, 1995 compared with $50.0 million at December 31, 1994 and compared with $29.0 million at December 31, 1993. Cash and cash equivalents were 5.39% of total assets at December 31, 1995 compared with 7.83% of total assets at December 31, 1994 and compared with 4.31% of total assets at December 31, 1993.

      The primary sources of funds for Dime include cash receipts from deposits, loan principal and interest payments, earnings from investments, and proceeds from amortizing and maturing investments. The principal uses of funds include disbursements to fund investment purchases, loan originations, payment of interest on deposits, and payments to meet operating expenses.

      Net cash used by investing activities totalled $40.3 million during the year ended December 31, 1995 as the Company reinvested funds provided by the decrease in the loan portfolio, deposit growth and maturing investments to fund the purchase of mortgage backed securities and other investment securities. The net decrease in the loan portfolio totalled $41.1 million while deposits increased by $15.6 million and funds provided by maturing and amortizing investments totalled $71.6 million. In addition, the sales of selected loans during the year provided funds totalling $8.0 million.

      At December 31, 1995, FHLBB borrowings totalled $58.0 million, compared with $60.0 million at December 31, 1994 and compared with $61.0 million at December 31, 1993. The Company believes that liquidity is sufficient to meet currently known demands and commitments and may use FHLBB borrowings as a source of new funds, if needed. The maximum amount that Dime may borrow is at the discretion of the FHLBB. Based on the level of qualifying collateral available to secure advances at December 31, 1995, Dime's estimated borrowing limit was $422.7 million.

      At December 31, 1995, there were $242.9 million of time certificates of deposit maturing within one year compared with $195.0 million at December 31, 1994 and compared with $204.6 million at December 31, 1993. The Company expects that substantially all of these certificates will be renewed or replaced with new deposits.

      The primary source of funds for the Company is the dividends received from Dime. The liquidity and the capital resources of the Company are largely dependent upon the liquidity, profitability and capital position of Dime. At December 31, 1995, the Company's equity to assets ratio was 7.85% compared with an equity to assets ratio of 7.09% at December 31, 1994 and compared with an equity to assets ratio of 6.00% at December 31, 1993. The Company must comply with the capital ratio requirements set by the Board of Governors of the Federal Reserve while Dime must comply with the capital ratio requirements set by the FDIC. The following table presents the Company's risk-based capital and leverage capital ratios:

--------------------------------------------------------
                                      December 31,
                             ---------------------------
(Dollars in thousands)       Required*   1995      1994
--------------------------------------------------------

Tier 1 risk-based capital     6.00%      15.15%    11.54%
Total risk-based capital     10.00%      16.44%    12.81%
Leverage capital              5.00%       7.50%     6.45%
--------------------------------------------------------

<F*>  For an institution to be considered "well capitalized" a capital ratio in excess of those shown is required.

      On January 31, 1995, the Cease and Desist Order that had been in effect with respect to Dime since February 22, 1993 was lifted by the FDIC and the Connecticut Banking Commissioner. At that time, the Board of Directors of Dime adopted resolutions committing Dime to continue certain actions designed to maintain and improve the financial and operating condition of the institution. Among these was a resolution that continued the requirement that Dime maintain a Tier 1 leverage capital ratio at or in excess of 6% and provide advance notice to the FDIC and the Commissioner of any action of the Board to declare or pay dividends.

      On January 18, 1996, The Board of Directors declared, after consent of the appropriate regulatory authorities, the resumption of the quarterly dividend with an initial payment of $0.07 per share to be paid on February 22, 1996 to shareholders of record on February 1, 1996. Dividend payments had been suspended by the Board in June of 1991.

Recent Accounting Pronouncements

      Mortgage Servicing Rights. In May 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights" was issued. SFAS No. 122 requires an enterprise which acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing retained, to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values if it is practical to estimate those fair values. These mortgage servicing rights are to be amortized in proportion to and over the period of estimated net servicing income and should be evaluated for impairment based on their fair values. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. The Company does not believe that this Statement will have a material impact on the financial statements.

      Stock Option Plans. In October 1995, SFAS No. 123 "Accounting for Stock-Based Compensation" was issued and is effective beginning in 1996. This Statement establishes accounting and reporting standards for stock-based employee/director compensation plans. This includes all arrangements by which employees and directors receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees and directors in amounts based on the price of the employer's stock. This Statement defines a fair value based method of accounting for an employee/director stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee/director stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting defined in this Statement had been applied. In 1996, the Company will continue to follow Opinion 25 and will disclose the information required by SFAS No. 123.

Year Ended December 31, 1994, Compared to Year Ended December 31, 1993.

      Overview. Net Income for the year ended December 31, 1994 totalled $4.7 million or $0.94 per share compared with a net loss of $23.4 million or $4.68 per share for the year ended December 31, 1993. The change in results was primarily caused by a significantly reduced provision for loan losses from $20.9 million during 1993 to $4.5 million for the year ended December 31, 1994. The large provision during 1993 was primarily the result of the implementation of a new strategy with regard to the accelerated disposition of certain performing and non-performing assets. These assets were classified as held for sale and were written down to values which management believed would allow for their sale within a twelve month period. There were no assets classified as held for sale at December 31, 1994.

      In addition, operating expenses declined to total $20.1 million for the year ended December 31, 1994 from $31.9 million for the year ended 1993. The large decline in operating expenses was primarily caused by a reduction in the net cost of the operation of other real estate owned which totalled $13.6 million for the year ended 1993 compared with $867,000 for the year ended 1994.

      Interest Income. Interest income for the year ended December 31, 1994 totalled $44.7 million compared with interest income of $50.0 million for the year ended December 31, 1993. This decrease of $5.3 million or 10.5% was due principally to a decrease in the weighted average yield on interest earning assets from 7.61% for the year ended 1993 to 7.27% for the year ended 1994.

      Interest Expense. Interest Expense totalled $18.8 million for the year ended December 31, 1994 compared with interest expense of $22.5 million for the year ended December 31, 1993. This decline was primarily caused by a reduction in the levels of interest-bearing liabilities and a general reduction in the rates paid on deposits, the principal source of funding for the Bank.

      Provision for Loan Losses. The provision to the allowance for loan losses for the year ended December 31, 1994 totalled $4.5 million compared with a provision for the year ended December 31, 1993 of $20.9 million. The large provision during 1993 was primarily caused by the classification of approximately $60 million of certain performing and non-performing assets as held for sale. These assets were written down to approximately $28 million representing the expected sales price utilizing an accelerated disposition strategy.

      Investment Securities Gains. The Company recognized gains of $6,000 on the sale of investment securities during the year ended December 31, 1994 compared with net gains of $630,000 for the year ended December 31, 1993. The net gain recognized during 1993 was primarily the result of the sale of equity securities.

      Gain on Sale of Assets Held for Sale. The Company recorded a gain, in 1994, of $1.3 million on the sale of assets which had been classified as held for sale. All assets classified as held for sale were sold with the exception of approximately $1.5 million which were reclassified within non-performing assets at December 31, 1994.

      No income was recognized from assets classified as held for sale during 1994. Any payments received were used to reduce the carrying value of the assets. There were no assets classified as held for sale at December 31, 1994.

      Other Operating Income. Other operating income for 1994 increased by $157,000 or 7.66%, and totalled $2.2 million for the year ended December 31, 1994 compared with operating income of $2.1 million for the year ended December 31, 1993. Other operating income consists primarily of service charges and other fees generated from deposit and lending activities.

      Other Operating Expenses. Operating expenses, including the net cost of OREO, decreased $11.7 million or 36.83% from year end 1993 and totalled $20.1 million for the year ended December 31, 1994 compared with operating expenses of $31.9 million for the year ended December 31, 1993. The decrease in 1994 is primarily attributable to a decrease in the net cost of the operation of OREO which totalled $867,000 for the year ended December 31, 1994 compared with $13.6 million for the year ended December 31, 1993. The reduction in the cost of OREO operations is primarily the result of a decrease in writedowns on OREO and a reduction in the provision for OREO losses.

      The provision for OREO losses for the year ended December 31, 1994 totalled $125,000 compared with a provision for the year ended December 31, 1993 of $919,000. In addition, OREO writedowns charged to operations totalled $11.5 million for the year ended 1993 compared with no writedowns charged to operations during 1994. The provision and writedowns during 1993 reflected the reduction in carrying value of OREO and in-substance OREO to values which allowed for their sale during 1994.

      Income Taxes. The Company provided only for the minimum State tax during 1994 because of tax loss carry forwards available to offset regular Federal and State income tax provisions. No income tax expense was provided for during 1993 due to the loss recorded for the year.

Consolidated Statements of Condition

                                                              December 31,
                                                           ------------------
(Dollars in thousands, except share data)                  1995          1994
-----------------------------------------------------------------------------

Assets
  Cash and amounts due from banks -- Note 2                $ 11,172      $  9,703
  Interest bearing deposits                                   2,983        13,695
  Federal funds sold                                         21,334        26,562
  Investment securities available or held for sale
   (amortized cost: $8,142 in 1995; amortized cost:
   $4,416 in 1994) -- Note 4                                  8,126         4,582
  Investment securities held to maturity (market value:
   $48,245 in 1995; market value: $51,046 in 1994)
   -- Note 4                                                 47,898        51,869
  Mortgage-backed securities available for sale
   (amortized cost: $94,809 in 1995)) -- Note 4              95,190            --
  Investment in Federal Home Loan Bank of Boston stock
   -- Note 10                                                 7,192         7,192
  Loans receivable -- Notes 5 and 10                        456,443       510,378
    Allowance for loan losses                               (12,779)       (9,326)
                                                           --------      --------
    Loans receivable, net                                   443,664       501,052
  Premises and equipment, net -- Note 7                       5,926         8,285
  Accrued income receivable                                   4,451         3,998
  Other real estate owned -- Note 8                           1,415         3,711
  Deferred income taxes -- Note 12                            4,012         1,249
  Other assets                                                2,242         2,714
  Excess of cost over fair value of net assets acquired       2,768         3,117
                                                           --------      --------
                                                           $658,373      $637,729
                                                           ========      ========
Liabilities and Shareholders' Equity
  Liabilities
  Deposits -- Note 9                                       $543,344      $527,786
  Federal Home Loan Bank of Boston advances -- Note 10       58,000        60,000
  Other liabilities                                           5,361         4,747
                                                           --------      --------
                                                            606,705       592,533
                                                           --------      --------
  Shareholders' Equity -- Notes 13 and 17
  Preferred stock; no par; 1,000,000 shares authorized;
   none issued and outstanding                                   --            --
  Common stock; $1.00 par value; authorized 9,000,000
   shares; issued 5,373,992 and 5,345,390 in 1995 and
   1994, respectively                                         5,374         5,345
  Additional paid-in capital                                 51,117        50,846
  Retained deficit                                           (2,166)       (8,207)
  Net unrealized gain on available for sale securities,
   net of taxes                                                 241           110
  Treasury stock -- 351,607 shares at cost                   (2,898)       (2,898)
                                                           --------      --------
                                                             51,668        45,196
                                                           --------      --------
                                                           $658,373      $637,729
                                                           ========      ========
  Commitments and contingencies -- Notes 7, 13, 14 and 20

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations

                                                               Years ended December 31,
                                                           --------------------------------
(Dollars in thousands, except per share amounts)           1995          1994          1993
-------------------------------------------------------------------------------------------

Interest Income
  Interest and fees on loans                               $ 39,781      $ 40,041      $ 44,735
  Interest-bearing deposits                                     126           106            59
  Federal funds sold                                          1,174           557           623
  Interest and dividends on investment securities:
    U. S. treasury securities                                   649         1,358         1,543
    U. S. government agency obligations                       2,315           610           100
    REMIC / CMO's                                             1,380            --            --
    Mortgage-backed securities                                1,069            --            --
    Other bonds and notes                                       475         1,427         2,116
    Equity securities                                             3            50            65
  Dividends on Federal Home Loan Bank of Boston stock           504           554           732
                                                           --------      --------      --------
  Total Interest Income                                      47,476        44,703        49,973
                                                           --------      --------      --------
Interest Expense
  Interest to depositors                                     17,893        14,313        17,162
  Interest on FHLBB advances                                  4,186         4,442         5,357
                                                           --------      --------      --------
      Total Interest Expense                                 22,079        18,755        22,519
                                                           --------      --------      --------
Net Interest Income                                          25,397        25,948        27,454
  Provision for loan losses -- Note 5                         7,550         4,516        20,900
                                                           --------      --------      --------
Net Interest Income after Provision for Loan Losses          17,847        21,432         6,554
  Investment securities gains, net -- Note 4                    298             6           630
  Gain on sale of assets held for sale                           --         1,266            --
  Deposit account fees                                        1,578         1,617         1,432
  Other operating income                                        502           590           618
                                                           --------      --------      --------
  Income before other operating expenses                     20,225        24,911         9,234
                                                           --------      --------      --------
Other Operating Expenses
  Salaries and employee benefits                              7,763         9,114         8,516
  Professional and other services                             2,389         2,704         2,718
  Bank occupancy and equipment expense                        3,032         3,138         2,937
  FDIC assessment                                               898         1,633         1,583
  Write downs on assets held for sale                            --           235            --
  Net cost (earnings) of operation of other real
   estate owned -- Note 8                                    (1,029)          867        13,648
  Other operating expenses                                    2,057         2,432         2,454
  Restructure expense, net -- Note 11                         1,887            --            --
                                                           --------      --------      --------
      Total Other Operating Expenses                         16,997        20,123        31,856
                                                           --------      --------      --------
Income (loss) Before Income Taxes, Extraordinary Item,
 and Cumulative Effect of Changes in Accounting Methods       3,228         4,788       (22,622)
  Income taxes (benefit) -- Note 12                          (2,813)           60            --
                                                           --------      --------      --------
Income (loss) Before Extraordinary Item,
and Cumulative Effect of Changes in Accounting Methods        6,041         4,728       (22,622)
  Extraordinary item:
    -- Prepayment penalty on long-term debt -- Note 10           --            --          (874)
Cumulative Effect of Changes in Accounting Methods:
  -- Postretirement benefits other than pensions,
   net of tax -- Note 16                                         --            --          (477)
  -- Income taxes -- Note 12                                     --            --           563
                                                           --------      --------      --------
Net Income (loss)                                          $  6,041      $  4,728      $(23,410)
                                                           ========      ========      ========
Earnings (loss) per share before extraordinary item
 and cumulative effect of changes in accounting methods    $   1.21      $   0.94      $  (4.53)
Extraordinary item:
  -- Prepayment penalty on long-term debt                        --            --         (0.17)
Cumulative effect of changes in accounting methods:
  -- Postretirement benefits other than pensions,
      net of tax                                                 --            --         (0.09)
  -- Income taxes                                                --            --          0.11
                                                           --------      --------      --------
Earnings (loss) per share -- Note 3                        $   1.21      $   0.94      $  (4.68)
                                                           ========      ========      ========

See accompanying notes to consolidated financial statements


Consolidated Statements of Changes in Shareholders' Equity

                                                         Years ended December 31, 1995, 1994 and 1993
                                          ---------------------------------------------------------------------------------
                                                                                Net Unrealized
                                                     Additional    Retained     Gain on
                                          Common     Paid-In       Earnings     Available for Sale    Treasury
(Dollars in thousands)                    Stock      Capital       (Deficit)    Securities            Stock        Total
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992              $ 5,345    $ 50,846      $ 10,475     $  --                 $ (2,898)    $ 63,768

Year ended December 31, 1993:
  Net loss                                     --          --       (23,410)       --                       --      (23,410)
                                          -------    --------      --------     -----                 --------      -------
Balance at December 31, 1993                5,345      50,846       (12,935)       --                   (2,898)      40,358

Year ended December 31, 1994:
  Net unrealized gain on securities
   available for sale, upon
   implementation of change in
   accounting for debt and equity
   securities                                  --          --            --       218                       --          218
  Net income                                   --          --         4,728        --                       --        4,728
  Change in net unrealized gain on
   securities available for sale               --          --            --      (108)                      --         (108)
                                          -------    --------      --------     -----                 --------      -------

Balance at December 31, 1994                5,345      50,846        (8,207)      110                   (2,898)      45,196

Year ended December 31, 1995:
  Options exercised                            29         271            --        --                       --          300
  Net income                                   --          --         6,041        --                       --        6,041
  Change in net unrealized gain on
   securities available for sale               --          --            --       131                       --          131
                                          -------    --------      --------     -----                 --------      -------
Balance at December 31, 1995              $ 5,374    $ 51,117      $ (2,166)    $ 241                 $ (2,898)     $51,668
                                          =======    ========	   ========	=====                 ========      =======

See accompanying notes to consolidated financial statements


Consolidated Statements of Cash Flows

                                                       Years ended December 31,
                                                     ----------------------------
(Dollars in thousands)                               1995        1994        1993
---------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income (loss)                                  $  6,041    $  4,728    $ (23,410)
  Adjustments to reconcile net income (loss) to
   net cash from operations:
    Provision for loan losses                           7,550       4,516       20,900
    Provision for OREO losses                              --         125          919
    Depreciation and amortization                       1,483       1,446        1,302
    Premises and equipment restructuring charges        1,107          --           --
    Amortization / accretion of investment
     securities, net                                      147       1,059        1,244
    Amortization of intangible assets                     349         350          349
    Amortization of net deferred loan fees               (166)       (864)        (606)
    Deferred income tax expense (benefit)              (2,831)       (555)       3,369
    Gain on sale of available for sale securities        (298)         (6)        (630)
    Gain on sale of assets held for sale                   --      (1,266)          --
    Writedowns on assets held for sale                     --         235           --
    Other real estate owned (gains) losses, net        (2,057)       (824)      11,366
    (Increase) decrease in accrued interest
     receivable                                          (453)        928          522
    (Increase) decrease in current income tax
     receivable                                            --       8,396       (7,685)
    (Increase) decrease in other assets                   473      (1,721)         237
    Increase in other liabilities                         688         836          404
                                                     --------    --------     --------
      Net cash provided by operating activities        12,033      17,383        8,281
                                                     --------    --------     --------
Cash flows from investing activities:
  Available for sale investment securities:
    Investment securities purchased                        --      (3,988)          --
    Proceeds from sales of investment securities        4,660          11           --
    Proceeds from maturity of investment
     securities                                         4,000          --           --
  Available for sale mortgage-backed securities:
    Mortgage-backed securities purchased              (98,791)         --           --
    Proceeds from principal payments on
     mortgage-backed securities                         4,265          --           --
  Held to maturity investment securities:
    Investment securities purchased                   (71,846)    (36,250)          --
    Proceeds from maturity of investment
     securities                                        63,299      62,512           --
  Held for investment:
    Investment securities purchased                        --          --      (50,893)
    Proceeds from maturity of investment securities        --          --       29,400
    Proceeds from sale of investment securities            --          --        9,581
  Proceeds from redemption of FHLBB stock                  --          --        2,783
  Net (increase) decrease in loans                     41,104     (16,785)      41,753
  Proceeds from sale of loans                           8,022          --           --
  Loans purchased                                          --     (13,846)      (7,651)
  Purchase of premises & equipment                       (231)       (878)      (1,031)
  Net increase in interest bearing deposits                --          --           25
  Proceeds from sale of assets held for sale               --      46,960           --
  Proceeds from sale of other real estate owned         5,230       5,945        8,371
                                                     --------    --------     --------
      Net cash provided (used) by investing
       activities                                     (40,288)     43,681       32,338
                                                     --------    --------     --------
Cash flows from financing activities:
  Net increase (decrease) in deposits                  15,558     (39,059)     (26,217)
  Proceeds from exercise of stock options                 226          --           --
  Payments of FHLB of Boston advances                  (2,000)     (1,000)     (27,000)
                                                     --------    --------     --------
    Net cash provided (used) by financing
     activities                                        13,784     (40,059)     (53,217)
                                                     --------    --------     --------
Net increase (decrease) in cash & equivalents         (14,471)     21,005      (12,598)
Cash & cash equivalents at beginning of period         49,960      28,955       41,553
                                                     --------    --------     --------
Cash & cash equivalents at end of period (a)         $ 35,489    $ 49,960     $ 28,955
                                                     ========	 ========     ========
Supplemental disclosures of cash flow information:
  Non-cash investing activities:
    Transfer of investment securities from held
     to maturity to available for sale               $ 75,688    $     --     $     --
    Transfer of loans to other real estate
     owned, net                                      $    878    $  1,360     $  2,024
    Transfer of loans to assets held for sale        $     --    $ 19,038     $ 20,377
    Transfer of other real estate owned to assets
     held for sale                                   $     --    $     76     $  8,010
  Cash paid during the year for:
    Interest to depositors                           $ 17,875    $ 14,332     $ 17,157
    Interest on FHLBB advances                       $  4,198    $  4,450     $  5,520
    Income taxes                                     $    103    $     40     $  3,835


<Fa> $2,983,000, $13,695,000 and $8,780,000 of cash equivalents for the years ended December 31, 1995, 1994 and 1993, respectively, are classified as interest bearing deposits in the Consolidated Statements of Condition.

See accompanying notes to consolidated financial statements


Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

      The significant accounting policies followed by Dime Financial Corporation and subsidiary and the method of applying those policies which materially affect the determination of financial position, presentation of results of operations and cash flows are summarized as follows:

      Basis of Financial Statement Presentation: The consolidated financial statements include the accounts of Dime Financial Corporation (the "Company") and its wholly-owned subsidiary, The Dime Savings Bank of Wallingford ("Dime"). The Company became the holding company of Dime on December 2, 1988. Prior to August 15, 1992, the Company had another wholly-owned subsidiary, City Savings Bank of Meriden ("City"). City merged with and into Dime at the close of business on August 14, 1992. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

      The Company provides a full range of banking services to individual and corporate customers through its subsidiary in the New Haven County of Connecticut including savings and checking products, mortgage loans, and consumer installment loans. Deposits are insured by the FDIC up to certain limits under the law. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities.

      The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and income and expenses for the period. Actual results could differ from those estimates.

      Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses, the valuation of other real estate owned acquired in connection with foreclosures or in satisfaction of loans, and net deferred tax asset valuation allowance. In connection with the determination of the allowance for loan losses, and the valuation of other real estate owned, management obtains independent appraisals for significant properties and uses independent market information.

      The vast majority of the Company's loans are secured by real estate in Connecticut. In addition, almost all of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loans and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in market conditions in Connecticut.

      Management believes that the allowance for loan losses is adequate, and other real estate owned is properly valued. While management uses available information to recognize losses on loans, and other real estate owned, future additions to the allowance for loan losses or valuation adjustments for other real estate owned may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans and valuation of other real estate owned. Such agencies may require the Company to recognize additions to the allowance or additional write downs on other real estate owned based on their judgments about information available to them at the time of their examination.

      Loans: Interest on loans is accrued and credited to operations based upon principal amounts outstanding. The accrual of interest income and the amortization of loan origination fees is discontinued when a loan becomes 90 days past due, or earlier if there is doubt as to the ultimate collection of principal or interest. When the accrual of interest is ceased, previously recognized and uncollected interest is reversed against interest income. Interest income on non-accrual loans residential and consumer in nature is recognized to the extent payments are received. Interest income on non-accrual loans commercial in nature is applied as a reduction of the carrying value to the extent payments are received.

      In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No.114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") which was amended in October 1994 by SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure" which is effective for fiscal years beginning after December 15, 1994. The Company adopted SFAS No. 114 and SFAS No. 118 on January 1, 1995. These Statements apply to all loans except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, or loans otherwise carried at fair value or the lower of cost or fair value. SFAS No. 114 and SFAS No. 118 specifically exclude leases and debt securities from its valuation standards. These Statements require that loans that are impaired (due to the inability to collect all contractual amounts due) be measured and valued based on (1) the present value of expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of supporting collateral if the loan is collateral dependent. Because of the similarities between measurement requirements of SFAS No. 114 and SFAS No. 118 and methods previously used by the Company to evaluate impaired loans, SFAS No. 114 and SFAS No. 118 did not have a material impact on the Company's financial statements when adopted. Interest income on impaired loans is generally recognized in accordance with the Company's existing income recognition policy. Management believes that the valuation allowance for impaired loans is adequate.

      Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield over the life of the loan using a method which approximates the interest method.

      Investment and Mortgage-backed Securities: The Company's securities portfolio consists of debt and equity securities. The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS No. 115") on January 1, 1994. In accordance with SFAS No. 115, the Company classifies individual securities into one of three categories, held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities for which the Company has the positive intent and ability to hold to maturity. Trading securities, if any, consist of securities bought principally for the purpose of selling them in the near term. All other securities held by the Company are classified as available for sale. Under SFAS No. 115, held to maturity securities are carried at amortized cost; trading securities are carried at fair value, with unrealized gains and losses reported in earnings; and available for sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity (net of taxes). The adjustments to shareholders' equity will fluctuate in future periods reflecting changes in the unrealized gains and losses on securities classified as available for sale.

      The amortization of premiums and accretion of discounts is recorded over the life of the security using the interest method.

      The specific identification method is used in determining the cost of investment securities sold. Investment securities transactions are recorded based on the settlement date which does not differ materially from the trade date. A decline in the value of a security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

      Assets Held for Sale: Loans and other real estate owned that are classified as held for sale are carried at the lower of cost or fair value, less estimated selling costs. Charge offs and write downs to reduce the carrying value of loans and other real estate owned to fair value less estimated selling costs are recorded against the allowance for loan losses, the allowance for OREO losses or as other real estate owned expenses. Subsequent to the transfer of loans to held for sale, payments received are applied to the carrying value of the asset.

      Investment in Federal Home Loan Bank of Boston Stock: The investment in Federal Home Loan Bank of Boston stock is stated at cost.

      Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed by the straight-line method for financial reporting and under accelerated methods for income tax purposes. Gains or losses on dispositions are reflected in current income. Major improvements are capitalized and recurring maintenance and repairs are charged to income as incurred. Asset lives for bank premises are from 15 to 30 years and for furniture and equipment from 3 to 7 years.

      Other Real Estate Owned: Properties acquired through foreclosure or deed in-lieu of foreclosure (known collectively as OREO), are transferred to other real estate owned at the lower of cost or fair market value, less selling costs, at the transfer date. Subsequent valuation adjustments and writedowns are made if the fair value of the property, less selling costs, falls below the carrying value. Gains on the sale of OREO are recognized, to the extent allowable, upon disposition of the property. Losses on the sale in excess of amounts previously provided are charged to the allowance for OREO losses.

      Allowance for Loan Losses: The provision for losses on loans charged to operations is the amount which, in the opinion of management, is adequate to maintain the allowance for loan losses at a level sufficient to absorb losses in the loan portfolio. Management's determination is based upon an evaluation of current economic conditions, analysis of the loan portfolio and other pertinent indicators.

      Excess of Cost Over Fair Value of Net Assets Acquired: The excess of cost over fair value of net assets acquired is being amortized on the straight-line method over a fifteen year period. Accumulated amortization was $2,476,000 and $2,127,000 in 1995 and 1994, respectively.

      Income Taxes: SFAS No. 109, "Accounting for Income Taxes", was issued by the Financial Accounting Standards Board ("FASB") in February 1992. SFAS 109 required a change from the deferred method under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

      Upon adoption in 1993, the Company applied the provisions of SFAS 109 without restating prior years' financial statements. The adoption of SFAS 109 resulted in the recognition of a tax benefit which is reported separately as the cumulative effect of the change in the method of accounting for income taxes in the consolidated statement of operations for the year ended December 31, 1993.

      Pension Plan: Dime has a non-contributory pension plan which covers substantially all employees who meet certain age, service and minimum hours per year requirements. Dime's policy is to fund pension costs sufficient to meet the funding requirements set forth in the Employee Retirement Income Security Act of 1974.

      Postretirement Benefits: In December 1990, FASB issued Statement No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions." This Statement requires employers to accrue the cost and recognize the liability for benefits to be provided to retired employees over each employee's service period. The Company adopted the Statement on January 1, 1993 by recognizing the transition obligation, net of tax, as the cumulative effect of a change in accounting method in the consolidated statement of operations.

      Cash Flows: For purposes of the statements of cash flows, the Company considers cash on hand, demand deposits at other financial institutions, interest-bearing deposits with an original maturity of three months or less and Federal funds sold to be cash and cash equivalents.

      Reclassifications: Certain reclassifications have been made to the prior years' amounts to conform with the 1995 presentation.

Note 2: Cash and Due From Banks

      Dime is subject to requirements of the Federal Reserve Bank of Boston to maintain certain average cash reserve balances. At December 31, 1995, and 1994, these reserves were $1.4 million and $1.5 million, respectively.

Note 3: Per Share Data

      Net income per share was calculated by dividing net income by the weighted average number of common shares. Stock options did not have a significant dilutive effect.

Note 4: Investment and Mortgage-backed Securities

      The Company adopted Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as of January 1, 1994, and reclassified all equity securities from held for sale to available for sale. The net unrealized gain on the securities available for sale on January 1, 1994, of $330,000 less income tax expense of $112,000 increased shareholders' equity.

      The amortized costs, approximate market values, and maturity groupings of investment and mortgage-backed securities are as follows:

                                                                        December 31, 1995
                                                 -----------------------------------------------------------
                                                                                                  Yield on
                                                 Amortized   Unrealized   Unrealized   Market     Debt
(Dollars in thousands)                           Cost        Gains        Losses       Value      Securities
------------------------------------------------------------------------------------------------------------

Investment securities available for sale:
U.S. treasury securities:
  Within 1 year                                  $ 4,043     $ --         $ 14         $ 4,029    4.18%

Other bonds and notes:
  Within 1 year                                    4,099        1            3           4,097    4.62%
                                                 -------     ----         ----         -------    ----

Total investment securities available
 for sale                                        $ 8,142     $  1         $ 17         $ 8,126    4.40%
                                                 =======     ====         ====         =======    ====

Mortgage-backed securities available for sale:
  Mortgage-backed securities:
    GNMA                                         $43,617     $352         $ 15         $43,954    6.55%
    FNMA                                           3,156        9           --           3,165    6.60%
    FHLMC                                            793       --           --             793    7.06%
  REMIC's / CMO's                                 47,243      138          103          47,278    6.71%
                                                 -------     ----         ----         -------    ----
Total mortgage-backed securities available
 for sale                                        $94,809     $499         $118         $95,190    6.64%
                                                 =======     ====         ====         =======    ====

Investment securities held to maturity:
U.S. treasury securities:
  After 5 years but within 10 years              $ 1,013     $ 89         $ --         $ 1,102    7.20%

U.S. government-sponsored agency obligations:
  Within 1 year                                    4,000       --           --           4,000    7.00%
  After 1 years but within 5 years                20,888      108           --          20,996    6.93%
  After 5 years but within 10 years               21,997      150           --          22,147    7.01%
                                                 -------     ----         ----         -------    ----
    Total U.S. government-sponsored
     agency obligations                           46,885      258           --          47,143    6.98%
Total investment securities held to maturity:    $47,898     $347         $ --         $48,245    6.98%
                                                 =======     ====         ====         =======    ====

                                                                        December 31, 1994
                                                 -----------------------------------------------------------
                                                                                                  Yield on
                                                 Amortized   Unrealized   Unrealized   Market     Debt
(Dollars in thousands)                           Cost        Gains        Losses       Value      Securities
------------------------------------------------------------------------------------------------------------

Investment securities available for sale:
U.S. government-sponsored agency obligations:
  Within 1 year                                  $ 3,991     $ --         $ 34         $ 3,957    6.11%
Equity securities                                    425      200           --             625
                                                 -------     ----         ----         -------
Total investment securities available for sale   $ 4,416     $200         $ 34         $ 4,582
                                                 =======     ====         ====         =======

Investment securities held to maturity:
U.S. treasury securities:
  Within 1 year                                  $14,500     $ --         $185         $14,315    4.91%
  After 1 years but within 5 years                 4,173       --          169           4,004    4.18%
  After 5 years but within 10 years                1,015       --           33             982    7.20%
                                                 -------     ----         ----         -------    ----
    Total U.S. treasury securities                19,688       --          387          19,301    4.87%

U.S. government-sponsored agency obligations:
  Within 1 year                                   17,993       --           86          17,907    4.99%
  After 10 years                                      52       --           --              52    9.25%
                                                 -------     ----         ----         -------    ----
    Total U.S. government sponsored
     agency obligations                           18,045       --           86          17,959    5.00%

Other bonds and notes:
  Within 1 year                                    8,844       12          182           8,674    6.02%
  After 1 years but within 5 years                 4,297       --          185           4,112    4.62%
  After 5 years but within 10 years                  995        5           --           1,000    8.64%
                                                 -------     ----         ----         -------    ----
    Total other bonds and notes                   14,136       17          367          13,786    5.78%
                                                 -------     ----         ----         -------    ----

Total investment securities held to maturity:    $51,869     $ 17         $840         $51,046    5.16%
                                                 =======     ====         ====         =======    ====

      Under the provisions of the FASB's Special Report "A Guide to Implementation of Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers", the Company reclassified certain investment securities with an amortized cost of $71.1 million from Held to Maturity to Available for Sale. The net unrealized gain on the securities reclassified from Held to Maturity to Available for Sale of $194,000 less an income tax effect of $66,000 increased shareholders' equity.

      Proceeds from the sale of available for sale securities were $4.7 million in 1995, with gross gains of $334,000 partially offset by gross losses of $36,000 realized on those sales. By comparison, proceeds from the sale of investments in equity securities were $11,000 and $834,000 in 1994 and 1993, respectively. Net gains realized on the sales of equity securities were $6,000 and $508,000 in 1994 and 1993, respectively. Proceeds from the sale of investments in debt securities in 1993 were $8.7 million. Gross gains of $122,000 were realized on those sales in 1993. There were no sales of debt securities in 1994.

      At December 31, 1995, Dime had $1.0 million in U.S. treasury securities pledged as collateral for public fund deposits. An additional $4.0 million in U.S. treasury securities were pledged as collateral for treasury, tax and loan deposits.

Note 5: Loans Receivable

      Loans are summarized as follows:

                                                December 31,
                                             -----------------
(Dollars in thousands)                       1995         1994
--------------------------------------------------------------

Mortgage loans:
  Residential:
    real estate owner occupied               $329,856     $394,197
    real estate non-owner occupied             27,699           --(a)
  Commercial real estate                       43,659       56,936
  Builders' & land                              1,501        4,276
Consumer loans                                 49,288       48,032
Commercial loans                                4,527        7,043
Allowance for loan losses                     (12,779)      (9,326)
Deferred loan origination fees, net               (87)        (106)
                                             --------     --------
Total loans, net                             $443,664     $501,052
                                             ========     ========

<Fa> Information for prior periods is not available, included within
     "Residential real estate owner occupied" for prior periods.

      At December 31, 1995, 1994 and 1993, the total unpaid principal balances of non-accrual loans were approximately $7.7 million, $8.0 million and $12.8 million, respectively. In the fourth quarter of 1995, the Company completed a bulk sale of two packages of non-performing assets, non-performing loans totalling $2.5 million and OREO totalling $334,000, prior to writedowns. These assets were written down by $1.4 million.

      If the non-accrual loans at December 31, 1995, 1994 and 1993 had remained current in accordance with their contractual payment terms, interest income of $787,000, $533,000 and $934,000, respectively would have been recognized compared to interest income of $383,000, $211,000 and $591,000 actually recognized.

      A loan is categorized as a Troubled Debt Restructure ("TDR") if the original interest rate on such loan, repayment terms, or both were restructured due to a deterioration in the financial condition of the borrower. TDR's totalled $885,000 at December 31, 1995 as compared to $10.8 million at December 31, 1994 and $4.3 million at December 31, 1993. If the restructured loans at December 31, 1995, 1994 and 1993 had remained current in accordance with their contractual payment terms, $181,000, $1,554,000 and $908,000, respectively of interest income would have been recognized compared with interest income of $42,000, $1,415,000 and $111,000 actually recognized. Included in TDR's at December 31, 1994 was a loan with a principal balance of $6.4 million which was sold in December, 1995. The remaining TDR's at December 31, 1994 were at market rates at the time of restructure, have performed in accordance with the restructured terms and are no longer categorized as TDR at December 31, 1995.

      At December 31, 1995 impaired loans totalled $5.2 million with a related allowance of $668,000. Included in impaired loans are $3.3 million of commercial real estate loans, $713,000 of commercial loans and $1.2 million of residential real estate non-owner occupied loans. Approximately $1.4 million of impaired loans do not have a related allowance. The average balance of impaired loans during 1995 totalled approximately $6.1 million. Income recognized during 1995 on these loans totalled approximately $173,000, which also approximated cash collected.

      Impaired loans are commercial, commercial real estate, non-owner occupied residential mortgage loans, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans". Nonaccrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days. The Company may choose to place a loan on nonaccrual status while not classifying the loan as impaired if it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for impaired loans is determined by the difference between the fair value of underlying collateral securing the loan and the recorded amount of the loans.

      Mortgage and consumer loans which are not individually significant are measured for impairment collectively. Loans that experience insignificant payment delays and insignificant shortfalls in payments generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, reasons for delay, the borrower's prior payment record, and the amount of the shortfall in relation to the total debt owed.

      Accruing TDR's entered into prior to the adoption of SFAS 114 and SFAS 118 are not required to be reported as impaired unless such loans are not performing according to the restructured terms at adoption of these statements. TDR's entered into after adoption of SFAS 114 and SFAS 118 are reported as impaired and measured for impairment.

      Changes in the allowance for loan losses are as follows:

                                             December 31,
                                     ---------------------------
(Dollars in thousands)               1995       1994        1993
----------------------------------------------------------------

Balance at beginning of year         $ 9,326    $ 14,062    $ 21,280
Provision charged to expense           7,550       4,516      20,900
Charge offs                           (4,846)    (10,245)    (28,535)
Recoveries                               749         993         417
                                     -------    --------    --------
Balance at end of year               $12,779    $  9,326    $ 14,062
                                     =======    ========    ========

      The Company's loans receivable consist primarily of residential and commercial real estate loans located within its primary market area in Connecticut. The Company had $14.5 million of loans outstanding concentrated in two borrowers at December 31, 1995, as compared to $28.9 million at December 31, 1994. The Company's policy for collateral requires that, at the time of origination, the amount of the loan may not exceed 80% of the appraisal value of the property. In cases where the loan exceeds this percentage, private mortgage insurance is generally required for that portion of the loan in excess of 80% of the appraised value of the property.

Note 6: Loans and Other Real Estate Owned

Held for Sale

      In 1993, after a detailed review of the loan and other real estate owned portfolios by management in connection with consultation by independent parties, the carrying values of a portion of these portfolios totalling $60.4 million were reduced through charge-offs and writedowns totalling $32.0 million to values which management believed would allow for the sale of these assets within 12 months. The plan to sell these assets within 12 months represented an acceleration of the timetable for disposition that had been previously used by management. Assets subject to the accelerated disposition strategy were classified as "held for sale." During 1994, additional performing and non-performing assets totalling $19.0 million, net of writedowns totalling $4.3 million were added to the held for sale portfolio. Throughout 1994, progress was made in the disposition of assets classified as held for sale through individual disposition and in the fourth quarter of the year a bulk sale of assets was completed totalling $39.6 million at prices consistent with management's expectations. Assets classified as held for sale, but unsold at December 31, 1994, totalled $1.5 million and were reclassified within non-performing assets. There were no assets classified as held for sale at December 1994 or at December 31, 1995.

(Dollars in thousands)
---------------------------------------------------------------------

Total loans and other real estate held for sale
 at December 31, 1993                                        $ 28,387
Less additional writedowns                                       (235)
Plus additional performing and non-performing assets
 classified as held for sale in 1994                           23,312
Less writedowns on additions                                   (4,298)
Less proceeds received from customer payments                  (5,944)
Less net proceeds from sale                                   (41,016)
Gain on sale of assets held for sale                            1,266
Less remaining held for sale reclassified with
 non-performing assets                                         (1,472)
                                                             --------
Total loans and other real estate owned held for
 sale at December 31, 1994                                   $     --
                                                             ========

Note 7: Premises and Equipment

      The details of premises and equipment are as follows:

                                                  December 31,
                                                ----------------
(Dollars in thousands)                          1995        1994
----------------------------------------------------------------

Bank premises, including land of $1,225         $  8,183    $  9,197
Furniture and equipment                            8,783       8,826
                                                --------    --------
                                                  16,966      18,023
Accumulated depreciation and amortization        (11,040)     (9,738)
                                                --------    --------
Total premises and equipment, net               $  5,926    $  8,285
                                                ========    ========

      Total rental expense under leases for 1995, 1994 and 1993 was $159,000, $154,000 and $148,000, respectively. Future minimum payments at December 31, 1995, under non-cancelable operating leases (initial or remaining term greater than one year), are shown in the following table. Renewal options are available for the majority of leased properties for five year periods which have not been included in the table.

(Dollars in thousands)
---------------------------------------

1996                               $139
1997                                117
1998                                108
1999                                100
2000                                 76
                                   ----
                                   $540
                                   ====

Note 8: Other Real Estate Owned

      Other real estate owned was comprised of the following at December
31,

(Dollars in thousands)                 1995       1994
-------------------------------------------------------

Foreclosed real estate                 $1,865     $4,452
Allowance for losses
 on other real estate owned              (450)      (741)
                                       ------     ------
Total other real estate owned, net     $1,415     $3,711
                                       ======     ======

      The net cost of operation of other real estate owned was as follows:

                                                December 31,
                                        -------------------------
(Dollars in thousands)                  1995       1994      1993
-----------------------------------------------------------------

Writedowns of property                  $    --    $   --    $11,453
Net gain on sales of property            (2,057)     (824)       (87)
Provision for losses on OREO                 --       125        919
Net holding costs                         1,028     1,566      1,363
                                        -------    ------    -------
                                        $(1,029)   $  867    $13,648
                                        =======    ======    =======

      Changes in the allowance for losses on other real estate owned are as follows:

                                    Years ended December 31,
                                    ------------------------
(Dollars in thousands)              1995      1994      1993
------------------------------------------------------------

Balance at beginning of year        $ 741     $ 919     $ --
Provision charged to expense           --       125      919
Charge offs                          (291)     (303)      --
                                    -----     -----     ----
Balance at end of year              $ 450     $ 741     $919
                                    =====     =====     ====

Note 9: Deposits

      Deposits are summarized as follows:

                                                         December 31,
                                         ----------------------------------------------
                                                      Weighted                 Weighted
                                                      Average                  Average
(Dollars in thousands)                   1995         Rate        1994         Rate
---------------------------------------------------------------------------------------

Regular savings and clubs                $188,868     2.35%       $234,504     2.35%
Negotiable orders of withdrawal (NOW)      22,930     1.74%         22,568     1.69%
Non-interest bearing demand deposits       39,136       --          39,108       --
Money market accounts                       8,084     2.00%         11,339     1.50%
Certificates of deposit                   277,910     5.45%        213,734     4.05%
Escrow deposits                             6,416     2.80%          6,533     2.80%
                                         --------                 --------
Total deposits                           $543,344     3.74%       $527,786     2.82%
                                         ========     ====        ========     ====

      Individual interest bearing accounts, including certificates of deposit, with balances of $100,000 and greater totalled approximately $39,015,000 and $28,985,000 at December 31, 1995 and 1994, respectively.
Interest expense on certificates of deposit with balances of $100,000 and greater totalled approximately $674,000, $345,000 and $383,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

      Certificate maturities with balances of $100,000 and greater are summarized as follows:

                                             December 31,
                                           ----------------
(Dollars in thousands)                     1995        1994
-----------------------------------------------------------

Within 3 months                            $ 5,787     $ 3,759
After 3 but within 6 months                  6,170       3,931
After 6 but within 12 months                 3,566       2,564
Over 12 months                               1,927         912
                                           -------     -------
Total certificates with balances
  of $100,000 and greater                  $17,450     $11,166
                                           =======     =======

      The maturities of certificates of deposit at December 31, 1995 follow:

(Dollars in thousands)
----------------------------------------------

Maturity in:
  1996                                $242,919
  1997                                  28,526
  1998                                   5,404
  1999                                     471
  2000                                     590
                                      --------
                                      $277,910
                                      ========

      Interest expense on deposits is summarized as follows:

(Dollars in thousands)               1995        1994        1993
-----------------------------------------------------------------

Regular savings and clubs            $ 4,886     $ 5,953     $ 7,743
Now accounts                             340         336         399
Money market accounts                    146         202         375
Certificates of deposits              12,417       7,737       8,538
Escrow deposits                          104          85         107
                                     -------     -------     -------
Total                                $17,893     $14,313     $17,162
                                     =======     =======     =======

Note 10: Federal Home Loan Bank of Boston

Advances

      Federal Home Loan Bank of Boston ("FHLBB") advances consisted of the following:

                                 December 31,
                               ---------------
(Dollars in thousands)         1995       1994
----------------------------------------------

Long-term:
  7.07% due 1996               $33,000    $35,000
  7.16% due 1997                25,000     25,000
                               -------    -------
Total long-term advances       $58,000    $60,000
                               =======    =======

      All stock in the FHLBB and first mortgage loans on residential property are pledged as collateral to secure the FHLBB advances.
At December 31, 1995, the Company had available for its use a credit line of $10.2 million with the Federal Home Loan Bank of Boston. At December 31, 1995, the Company had no borrowings outstanding on the credit line.
In 1993, the Company prepaid $26.0 million of its long term advances, and incurred a prepayment penalty of $874,000. Management's decision to prepay was based on the high cost of these funds in comparison to current rates.

Note 11: Restructure Expense, net

      During the second quarter of 1995, the Company recognized a net non-recurring restructuring charge of $947,000 as part of a comprehensive restructuring program. During the fourth quarter of 1995, the Company recognized additional non-recurring restructuring charges of $940,000. The restructuring costs resulted from severance and benefit charges associated with the reduction in the Company's workforce by approximately 28%, costs associated with the anticipated disposition of data processing equipment based on a decision to outsource the Company's data processing operations, disposition of bank premises, and professional fees incurred to effect the restructure. These charges were partially offset by the recognition of curtailment gains in the Company's non-contributory defined benefit plan and defined benefit postretirement plan as a result of a decrease in projected benefit obligations due to a reduction in the workforce. All employees affected by the restructure have been notified of their loss of employment.

      The following table illustrates the components of the net restructuring charges for the year ended December 31, 1995. There were no restructure charges recorded in 1994 or 1993.

(Dollars in thousands)                   December 31, 1995
----------------------------------------------------------

Severance & benefit charges              $1,624
Writedown of data processing equipment
 to estimated salvage value                 588
Other                                       624
                                         ------
Gross restructuring charges               2,836
Less: curtailment gains                     949
                                         ------
Restructuring charges, net               $1,887
                                         ======

Note 12: Income Taxes

      Income tax expense (benefit) is comprised of the following:

                                                     December 31,
                                              ------------------------
(Dollars in thousands)                        1995      1994      1993
----------------------------------------------------------------------

Income tax expense (benefit)
 attributable to income (loss)
 before extraordinary items and
 cumulative effect of changes in
 accounting methods:
  Current:
    Federal                                   $    --    $   555    $ (4,250)
    State                                          18         60          --
                                              -------    -------    --------
                                                   18        615      (4,250)
                                              -------    -------    --------
  Deferred:
    Federal                                       871        998      (3,224)
    State                                       1,108        551      (2,851)
    Change in valuation                        (4,810)    (2,104)     10,325
                                             --------    -------    --------
                                               (2,831)      (555)      4,250
                                             --------    -------    --------

Income tax expense attributable
 to income (loss) before
 cumulative effect of changes
 in accounting methods                         (2,813)        60          --
Income tax benefit on change
 in accounting method for post-
 retirement benefits other than
 pensions                                          --         --        (318)
Income tax benefit on change in
 accounting method for income
 taxes                                             --         --        (563)
                                             --------    -------    --------
Total                                        $(2,813)    $    60    $   (881)
                                             =======     =======    ========

      The principal reasons for the income tax expense (benefit) differing from the amount of such tax computed by applying a Federal Statutory tax rate of approximately 34% to reported income (loss) before income taxes, extraordinary items, and cumulative effect of changes in accounting methods are as follows:

                                          Years ended December 31,
                                         --------------------------
(Dollars in thousands)                   1995       1994       1993
-------------------------------------------------------------------

Computed expected federal
 income taxes (benefit)
 based upon statutory rates              $ 1,098    $ 1,628    $ (7,692)
State income taxes
 (net of federal tax effect)                 742        403      (2,550)
Effect of dividends received
 deduction                                    (1)       (12)        (16)
Change in the valuation allowance
 for deferred tax assets                  (4,810)    (2,104)     10,325
Other, net                                   158        145         (67)
                                         -------    -------    --------
Total income tax
 expense (benefit)                       $(2,813)   $    60    $     --
                                         =======    =======    ========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and December 31, 1994 are presented below:

(Dollars in thousands)                   1995        1994
---------------------------------------------------------

Deferred tax assets:
  Allowance for loan losses
   and related items                     $ 7,392     $10,364
  Accrued compensation and pension           537         769
  Accrued post-retirement expense            360         412
  Deferred loan origination fees             105         116
  Net operating loss carryforward          7,961       7,099
  Alternative minimum tax credit
   carryforward                              287         287
  Premises and equipment                     593          12
  Other                                      350         199
                                         -------     -------
Total gross deferred tax assets           17,585      19,258
Less: valuation allowance                 12,374      17,184
                                         -------     -------
Net deferred tax asset                     5,211       2,074
                                         -------     -------
Deferred tax liabilities:
  Net unrealized gain on investments
   available for sale                        124          56
  Excess of tax bad debt reserve over
   base year reserve                         806         513
  Accrued dividend income                     --          64
  Basis in FHLBB stock                        58          59
  Other deferred income                       72          93
  Other                                      139          40
                                         -------     -------
Total gross deferred tax liabilities       1,199         825
                                         -------     -------
Net deferred tax asset                   $ 4,012     $ 1,249
                                         =======     =======

      The valuation allowance for deferred tax assets as of January 1, 1995 was $17.2 million. The net change in the total valuation allowance for the year ended December 31, 1995, was a decrease of $4.8 million.

      The Company recognized $2.8 million of its deferred tax asset during 1995 as the result of improved earnings projections.

      At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of $1.1 million, $14.2 million and $620,000 expiring in 2008, 2009, and 2010, respectively, which are available to offset future federal taxable income. The Company had net operating loss carryforwards to offset future state taxable income of $6.1 million, $1.0 million, $15.0 million, $14.6 million and $890,000 expiring in 1996, 1997, 1998, 1999, and 2000 respectively. The Company also had alternative minimum tax credit carryforwards for federal income tax purposes of approximately $287,000 which are available to reduce future federal income taxes, if any, over an indefinite period.

      The Company has not provided deferred income taxes for Dime's tax reserve for bad debts that arose in tax years beginning before December 31, 1987, because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of income tax temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $12.7 million at December 31, 1995. If Dime does not meet the income tax requirements necessary to permit it to claim a percentage of taxable income loan loss deduction in the future, Dime, under certain circumstances, could incur a tax liability for the previously deducted tax return loan losses in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $5.2 million as of December 31, 1995.

      Based on the Company's projected pre-tax earnings and estimated reversal of taxable temporary differences, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, net of the valuation allowance, and that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. The Company would need to generate approximately $10 million of future taxable income to realize such deferred tax assets. There can be no assurance that the Company will generate any earnings or any specific level of continuing earnings.

Note 13: Shareholders' Equity

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

      The prompt corrective action regulations define specific categories based on an institution's capital ratios. The capital categories, in declining order are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as undercapitalized or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary regulator or by the Federal Deposit Insurance Corporation ("FDIC,") including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes critically undercapitalized it must generally be placed in receivership or conservatorship within 90 days.

      Under FDIC guidelines, an institution is considered well capitalized, if its capital ratios exceed the minimum regulatory requirement of 5% for the leverage ratio, 6% for Tier I risk based capital and 10% for total risk based capital. At December 31, 1995, Dime met the capital requirements defined for a well capitalized institution.

      During 1993, Dime began operating under a Consent Agreement with the FDIC and the Connecticut Banking Commissioner (the "Commissioner") wherein Dime agreed to the issuance of a Cease and Desist Order (the "Order") by the FDIC pursuant to the provisions of applicable banking law. Under the Order, Dime agreed to continue to address certain areas of its operations, and to develop a plan of action designed to reduce the level of non-performing assets and other assets classified as substandard by the FDIC. The Order also required Dime to maintain its leverage capital ratio at, or in excess of 6% of Dime's total assets, and to maintain its risk-based capital ratios in accordance with applicable federal law. At December 31, 1995 Dime's leverage capital ratio exceeded the requirement.

      The Company's ability to pay dividends to shareholders is substantially dependent on funds received from Dime, subject to regulatory and State of Connecticut statutory requirements. On January 31,1995, the Order, under which the Bank operated since February of 1993, was lifted by the FDIC and the Commissioner. The Board of Directors of Dime has adopted resolutions committing Dime to continue certain actions designed to maintain and improve the financial and operating condition of the institution. Among these is a resolution that continues the requirement that Dime will maintain a Tier 1 leverage capital ratio at or in excess of 6% and provide advance notice to the FDIC and the Banking Commissioner of any action of the Board to declare or pay dividends.

Note 14: Financial Instruments With

Off-Balance Sheet Risk

      Dime is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

      The following table summarizes these financial instruments and other commitments at December 31, 1995 and 1994:

(Dollars in thousands)                        1995        1994
--------------------------------------------------------------

Financial instruments whose
 credit risk is represented
 by contract amounts:
  Commitments to extend credit:
    Future loan commitments                   $   446     $ 2,699
    Unadvanced equity lines of credit          11,166      12,362
    Unadvanced commercial lines of credit       1,782       1,581
    Amounts due to mortgagors                   1,102       2,392
    Standby letters of credit                     399       1,445
                                              -------     -------
Total off-balance sheet
 financial instruments                        $14,895     $20,479
                                              =======     =======

      At December 31, 1995 and 1994, Dime had no outstanding commitments to purchase mortgages.

      Dime uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Dime evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by Dime upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Standby letters of credit are written conditional commitments issued by Dime to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Note 15: Employee Benefit Plan

      Dime's pension plan (the "Plan") is a noncontributory defined benefit plan, which is qualified under the Employment Retirement Income Security Act of 1974, as amended ("ERISA"). The plan covers employees who have in one year completed at least 1,000 hours of service with the Company or Dime and have attained the age of 21 years. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company uses the services of enrolled actuaries to calculate the amount of pension expense and contributions to trustees of the Plan. Assets of the Plan are maintained in separate accounts with a CIGNA Company.

      The following table sets forth the pension plan's funded status at December 31, based on September 30 information:

(Dollars in thousands)                               1995       1994
--------------------------------------------------------------------

Actuarial present value of benefit obligations:
Accumulated benefit obligation,
 including vested benefits of $5,093
 in 1995 and $4,659 in 1994                          $5,133     $4,851
Projected benefit obligation for
 service rendered to date                             6,414      7,073
Plan assets at fair value                             7,714      7,083
                                                     ------     ------
Projected benefit obligation
 compared to plan assets                              1,300         10
Unrecognized net (gain) loss                           (763)        15
Prior service cost not yet recognized
 in net periodic pension cost                            27       (114)
Unrecognized net asset                                 (361)      (395)
                                                     ------     ------
Prepaid (accrued) pension cost                       $  203     $ (484)
                                                     ======     ======

      Assumptions used in the accounting for pension cost are as follows:

                                               1995    1994    1993
-------------------------------------------------------------------

Discount rate                                  7.5%    7.5%    7.0%
Average wage increase                          4.5%    5.0%    5.0%
Expected long-term rate of return              8.8%    8.8%    9.0%

      Net periodic pension cost included the following components as follows:

(Dollars in thousands)                               1995     1994     1993
---------------------------------------------------------------------------

Service cost-benefits earned during the period       $ 308    $ 435    $ 381
Interest cost on projected benefit obligation          490      473      449
Actual return on plan assets                          (839)    (348)    (727)
Net amortization and deferral                          193     (247)     240
                                                     -----    -----    -----
Net periodic pension cost                            $ 152    $ 313    $ 343
                                                     =====    =====    =====

      During 1995, the Company implemented a restructuring program which reduced the total workforce by approximately 28%. This program resulted in significant changes to the projected benefit obligation due to a reduction in the size of the workforce. In the second quarter of 1995, the Company recorded a curtailment gain totalling $839,000 as the result of these changes. The curtailment gain was recorded as a reduction of restructuring charges.

Note 16: Postretirement Benefits other than Pensions

      Dime sponsors one defined benefit postretirement plan that covers all employees. The plan provides health (medical and dental) benefits, and life insurance benefits. The cost of the plan is shared by the Company and employees retiring after January 1, 1993. Dime contributions for eligible retired employees over age 50 on December 31, 1991, equal 75% of the medical and dental premium and 100% of the life insurance premium up to a combined maximum of $5,500 per year. Dime contributions (premiums) for all other eligible retired employees will be the same as provided for active employees up to a maximum of $3,000 per year. Employees who retired as of December 31, 1991, are grandfathered under the prior plan provisions. There are no Dime contributions during retirement prior to age 65. Dime does not advance fund its postretirement health care and life insurance plans.

      The Company adopted Statement of Financial Accounting Standards No. 106 "Employers Accounting for Postretirement Benefits Other than Pensions" as of January 1, 1993. The effect of adopting Statement 106 and the net periodic postretirement benefit cost for the year ended December 31, 1993, was a charge to earnings of $477,000 which is net of an income tax benefit of $318,000, and an increase of $64,000, respectively.

      The following table sets forth the plan's combined funded status reconciled with the amount shown in the statement of financial position at:

                                                       December 31,
                                                     ----------------
(Dollars in thousands)                               1995        1994
---------------------------------------------------------------------

Accumulated postretirement benefit obligation:
  Retirees                                           $(396)      $(384)
  Fully eligible active plan participants             (124)       (178)
  Other active plan participants                      (223)       (343)
                                                     -----       -----
Accumulated postretirement benefit
 obligation in excess of plan assets                  (743)       (905)
Unrecognized net gain from
 past experience different from that
 assumed and from changes in assumptions              (141)        (30)
Adjustment for contributions between
 Measurement Date and Fiscal Year End                   --           7
                                                     -----       -----
Accrued postretirement benefit cost                  $(884)      $(928)
                                                     =====       =====
Net periodic postretirement benefit cost
 included the following components:
Service cost                                         $  26       $  35
Interest cost                                           61          68
                                                     -----       -----
Net periodic postretirement benefit cost             $  87       $ 103
                                                     =====       =====

      For measurement purposes an average 8% annual rate of increase in the per capita cost of covered health care benefits was assumed. Due to the dollar cap on Company contributions, the health care cost trend rate has a minimal effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $11,046 (approximately 1%).

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for December 31, 1995 and 1994.

      During 1995, the Company implemented a restructuring program which reduced the total workforce by approximately 28%. This program resulted in significant changes to the projected benefit obligation due to a reduction in the size of the workforce. In the second quarter of 1995, the Company recorded a curtailment gain totalling $110,000 as the result of these changes. The curtailment gain was recorded as a reduction of restructuring charges.

Note 17: Stock Option and Incentive Plan

      In connection with the conversion to a stock institution in July of 1986, Dime's Board of Directors adopted a Stock Option and Incentive Plan (the "Stock Plan"), which provides for incentive stock options and non-qualified stock options ("Stock Options"), and stock appreciation rights ("SARs"). The maximum number of shares which may be issued pursuant to the Stock Plan is 360,000 shares.

      The seven outside directors serving on Dime's Board of Directors at the time of the conversion each received options to purchase 10,000 shares of Dime Common Stock. These options have been granted under a separate 1986 Stock Option Plan for Outside Directors under which 100,000 shares have been reserved for issuance upon the exercise of options.

      In 1988, shareholders approved Non-Qualified Stock Option
Agreements, pursuant to which two outside directors of the Company each received the option to purchase 5,000 shares of Company common stock at a price of $13.50 per share.

      In connection with the acquisition of City in 1988, all options outstanding at the time of the acquisition under the City Savings Bank of Meriden 1986 Stock Option Plan were converted into options to purchase shares of Company common stock in accordance with the provisions of the Internal Revenue Code.

      Under the Plans, the option price is equal to the fair value of the common stock on the date the options are granted.

      The following is a summary of data involving outstanding options and
SARs:

                         Options     Options
                         without     with        Option price
                         SARs        SARs        per share
-------------------------------------------------------------

December 31, 1992        289,404     26,400      $5.375 -- $13.50
  Granted                  4,000         --      $6.375
                         -------     ------      ----------------
December 31, l993        293,404     26,400      $5.375 -- $13.50
  Granted                  2,000         --      $8.875
  Expired                   (900)    (1,000)     $11.00
                         -------     ------      ----------------
December 31, 1994        294,504     25,400      $5.375 -- $13.50
  Granted                101,500         --      $9.25  -- $13.50
  Exercised              (28,602)    (1,000)     $6.44  -- $11.50
  Expired                (51,180)    (5,270)     $11.00
                         -------     ------      ----------------
December 31, 1995        316,222     19,130      $5.375 -- $13.50
                         =======     ======      ================

      All options and SARs outstanding at December 31, l995 were exercisable at that date with the exception of 76,500 options granted during 1995 which become exercisable between January 1996 and December 1997.

Note 18: Disclosures of Fair Value of Financial Instruments

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument.

      Fair value estimates were based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications relating to the realization of the unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in the estimates. Fair value methods and assumptions are set forth below for the Company's financial instruments.

      The fair value of marketable equity securities, marketable debt securities, long term investments, mortgage-backed securities, and other marketable securities were estimated using bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates were based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The fair value of the Federal Home Loan Bank of Boston stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par.

      The estimated fair value of loans was calculated by segregating loans with similar financial characteristics. Loans were segregated by type including residential mortgage, commercial loan, and consumer loan. Each loan category was further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories. The estimated fair value of residential mortgage loans was calculated by discounting contractual cash flows, adjusting for prepayment assumptions using industry averages and applying discount rates based on similar secondary market products. Variable rate loans were valued using the same method however, cash flows were discounted using the repricing period rather than the remaining term. The fair value of loans, except residential mortgage loans, was calculated by discounting scheduled cash flows through their estimated maturity using estimated market discount rates which reflect the credit and interest rate risks inherent in the loan. Estimates of maturity were based on Dime's historical experience with repayments as well as industry averages for each loan classification, other than residential mortgage loans, modified, as required, by an estimate of the effect of current economic and lending conditions.

      The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings deposits, negotiable orders of withdrawal (NOW accounts), and the money market deposits is equal to the amount payable on demand. The fair value of certificates of deposit and other borrowings is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered or that would be paid for deposits or borrowings of similar remaining maturities.

      The fair values of commitments to extend credit were estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties. The fair value of items with off-balance sheet risk was approximately $2,000 at December 31, 1995 and approximately $33,000 at December 31, 1994.

      The carrying values and estimated fair values of financial instruments at December 31 were:

                                                                  1995                    1994
                                                          ----------------------------------------------
                                                          Carrying    Estimated   Carrying    Estimated
(Dollars in thousands)                                    Value       Fair Value  Value       Fair Value
--------------------------------------------------------------------------------------------------------

Assets
  Cash and amounts due from banks                         $ 11,172    $ 11,172    $  9,703    $  9,703
  Interest bearing deposits                               $  2,983    $  2,983    $ 13,695    $ 13,695
  Federal funds sold                                      $ 21,334    $ 21,334    $ 26,562    $ 26,562
  Investment in Federal Home Loan Bank of Boston stock    $  7,192    $  7,192    $  7,192    $  7,192
  Investment securities available for sale                $  8,126    $  8,126    $  4,582    $  4,582
  Mortgage-backed securities available for sale           $ 95,190    $ 95,190    $     --    $     --
  Investment securities held to maturity                  $ 47,898    $ 48,245    $ 51,869    $ 51,046
  Loans receivable, net                                   $443,664    $444,418    $501,052    $496,865
  Accrued income receivable                               $  4,451    $  4,451    $  3,998    $  3,998

Liabilities
  Regular savings and clubs                               $188,868    $188,868    $234,504    $234,504
  Negotiable orders of withdrawal (NOW)                     22,930      22,930      22,568      22,568
  Non-interest bearing demand deposits                      39,136      39,136      39,108      39,108
  Money market accounts                                      8,084       8,084      11,339      11,339
  Certificate of deposits                                  277,910     278,616     213,734     212,852
  Escrow deposits                                            6,416       6,416       6,533       6,533
                                                          --------    --------    --------    --------
    Total Deposits                                        $543,344    $544,050    $527,786    $526,904

  FHLBB Long Term Borrowings                              $ 58,000    $ 58,650    $ 60,000    $ 59,526

Note 19: Dime Financial Corporation Condensed Parent Company Only
         Financial Information

Condensed Statements of Condition

                                               December 31,
                                            -----------------
(Dollars in thousands)                      1995         1994
-------------------------------------------------------------

Assets
  Cash and due from banks                   $   409      $    65
  Investment in Dime                         51,392       45,258
  Other assets                                    2          120
                                            -------      -------
Total assets                                $51,803      $45,443
                                            =======      =======
Liabilities and Shareholders' Equity
Liabilities
  Other liabilities                         $   135      $   247
                                            -------      -------
Total liabilities                               135          247
                                            -------      -------
Shareholders' equity
  Preferred stock; no par value;
   1,000,000 shares authorized;
   none issued and outstanding                   --           --
  Common stock; $1.00 par value;
   authorized 9,000,000 shares;
   issued 5,373,992 and 5,345,390 in
   1995 and 1994, respectively                5,374        5,345
  Additional paid-in capital                 51,117       50,846
  Retained deficit                           (2,166)      (8,207)
  Net unrealized gain on available for
   sale securities, net of taxes                241          110
  Treasury stock;
   -- 351,607 shares at cost                 (2,898)      (2,898)
                                            -------      -------
  Total Shareholders' Equity                 51,668       45,196
                                            -------      -------
Total liabilities and
  shareholders' equity                      $51,803      $45,443
                                            =======      =======

Condensed Statements of Operations

                                                      December 31,
                                            -------------------------------
(Dollars in thousands)                      1995          1994         1993
---------------------------------------------------------------------------

Dividends from subsidiary                   $   --        $   --       $     --
Other expenses, net                            (38)           (2)             6
                                            ------        ------       --------
Income before taxes and equity
 in earnings (loss) of subsidiary               38             2             (6)
Income tax (benefit) expenses                    1             3            (34)
                                            ------        ------       --------
Income before equity in
 earnings (loss) of subsidiary                  37            (1)            28
Equity in earnings (loss) of subsidiary      6,004         4,729        (23,438)
                                            ------        ------       --------
Net income (loss)                           $6,041        $4,728       $(23,410)
                                            ======        ======       ========

Condensed Statements of Cash Flows

                                                       December 31,
                                            -------------------------------
(Dollars in thousands)                      1995          1994         1993
---------------------------------------------------------------------------

Cash flows from operating activities:
Net income (loss)                           $6,041        $4,728       $(23,410)
Adjustments to reconcile
 net income to cash provided
 by operating activities:
  Equity in earnings (loss) of subsidiary   (6,004)       (4,729)        23,438
  Other, net                                    81            32            (28)
                                            ------        ------       --------
Cash provided by operating activities          118            31              0
                                            ------        ------       --------
Proceeds from exercise of stock options        226            --             --
Cash flows from financing activities:
Return of cash dividends from subsidiary        --          (550)            --
                                            ------        ------       --------
Cash used by financing activities              226          (550)            --
                                            ------        ------       --------
Net increase (decrease) in cash
  and due from banks                           344          (519)            --
Cash and cash equivalents
  at beginning of year                          65           584            584
                                            ------        ------       --------
Cash and cash equivalents
  at end of year                            $  409        $   65       $    584
                                            ======        ======       ========

Note 20: Legal Proceedings

      The Company is party to various legal proceedings normally incident to the kind of business conducted. After reviewing such proceedings with counsel, management believes that no material liability will result from such proceedings.

Independent Auditors' Report

The Board of Directors and Shareholders
Dime Financial Corporation:

      We have audited the accompanying consolidated statements of condition of Dime Financial Corporation and subsidiary (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dime Financial Corporation and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

      As discussed in the notes to the consolidated financial statements, the Company changed its methods of accounting for investment securities in 1994 and postretirement benefits other than pensions and income taxes in 1993.

/s/ KPMG PEAT MARWICK LLP

Hartford, Connecticut
January 18, 1996


Corporate Information as of February 20, 1996

Directors of Dime Financial Corporation

Judge Ralph D. Lukens
Chairman of the Board,
Dime Financial Corporation
Retired Probate Court Administrator,
State of Connecticut

Richard H. Dionne
President and
Chief Executive Officer
Dime Financial Corporation

Fred A. Valenti
President, Valenti Auto Sales, Inc.

Rosalind F. Gallagher
President and Co-Owner,
Gallagher Travel Shoppe

Robert Nicoletti, Ph.D.
Superintendent of Schools,
Shepaug Valley Regional
School District 12

M. Joseph Canavan
President and Chief Executive Officer,
Diagnostic Medical Laboratory, Inc.

William J. Farrell
President, William J. Farrell, CPA,
A Professional Corp.

Richard D. Stapleton
Executive Vice President,
Secretary and General Counsel,
The Lane Construction Corporation

Gary O. Olson
Of Counsel to the law firm of Luby, Olson, Mango, Gaffney and De Frances

Theodore H. Horwitz
President and Chief Executive Officer,
Veterans Memorial Medical Center

Officers of Dime Financial Corporation

Richard H. Dionne
President and
Chief Executive Officer

Albert E. Fiacre, Jr.
Senior Vice President and
Chief Financial Officer

Timothy R. Stanton
Senior Vice President of
Retail Operations
Frank P. LaMonaca
Senior Vice President
and Senior Lending
and Credit Officer

Robert L. Carmody
Senior Vice President
of Lending

Walter A. Galas
Vice President of Operations

Robert P. Simon
Vice President
and Comptroller

Kathleen V. Shivers
Vice President of Lending

Robert P. Wuchert, Jr.
Vice President

Peter F. Lenkoski
Vice President of Internal
Loan Review

James T. Masters
Vice President of Retail
Lending

Corporate Headquarters
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492

General Counsel
Day, Berry & Howard
CityPlace
Hartford, Connecticut 06103-3499

Transfer Agent
Dime Financial Corporation
c/o The First National
Bank of Boston
Customer Service
Mail Stop: 45-02-09
P.O. Box 644
Boston, Massachusetts 02102-0644
Shareholder Inquiries:
  In MA (617) 575-3400
  Out of MA (800) 733-5001

Independent Certified
Public Accountants
KPMG Peat Marwick, LLP
CityPlace II
Hartford, Connecticut 06103-4103

Shareholder Relations
Eleanor M. Tolla
Corporate Secretary
Dime Financial Corporation
P.O. Box 700
Wallingford, Connecticut 06492
Phone: (203) 269 - 8881

Stock Listing
Dime Financial Corporation is traded in the over-the-counter market and is quoted on the NASDAQ National Market System under the symbol "DIBK." It is found in newspaper stock tables as "Dime Fin'l Corp. -- Connecticut" or an abbreviation thereof, alphabetized in the "D's."

Annual Meeting
May 19, 1995, 10 a.m.
Cabin Restaurant
103 Colony Street
Meriden, Connecticut 06450

Form 10--K and Annual Report
The Company's Form 10--K is filed with the Securities and Exchange Commission, a copy of which is available without charge from:
Shareholder Relations
Dime Financial Corporation
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492

Common Stock Information
The stock is traded on the NASDAQ National Market System (the "NMS") under the symbol "DIBK."

On December 31, 1994, there were 2,094 shareholders of record.

The Company Has Paid Quarterly Dividends as follows:
The Company's Board of Directors suspended the regular quarterly dividend in 1991. The reinstatement of the dividend may not occur without prior written consent of the FDIC and the Commissioner.

Quarterly Trading Data

                                     Price (Quote) Range*
                                   -----------------------
1995                               High           Low
-----------------------------------------------------

Quarter ended March 31, 1995       $  10 1/8      $  8 1/2
Quarter ended June 30, 1995           10 1/2         8 1/2
Quarter ended September 30, 1995      12 3/8         9 3/4
Quarter ended December 31, 1995       13 1/2        11 1/2

1994                               High           Low
-----------------------------------------------------

Quarter ended March 31, 1994       $   8          $  6 1/4
Quarter ended June 30, 1994           11             7 1/8
Quarter ended September 30, 1994      11 1/2         9 7/8
Quarter ended December 31, 1994       11             7 5/8

Corporate Headquarters

Dime Financial Corporation
95 Barnes Road
Wallingford, Ct. 06492
(203) 269 8881

Branch Offices

Barnes Park Office
95 Barnes Road
Wallingford, Ct. 06492
(203) 269 8881
Manager: Marcel Desjardins,
  Assistant Treasurer

Main Street Office
2 North Main Street
Wallingford, Ct. 06492
(203) 265 2871
Manager: Mary Lee Haynes,
  Assistant Treasurer

Montowese Office
47 Middletown Avenue
North Haven, Ct. 06473
(203) 865 1133
Manager: Thomas Flynn,
  Assistant Treasurer

Turnpike Office
7 North Turnpike Road
Wallingford, Ct. 06492
(203) 265 5654
Manager: Patricia Hatje,
  Assistant Vice President

East Side Office
841 East Center Street
Wallingford, Ct. 06492
(203) 265 5689
Manager: Gail Benigni,
  Assistant Treasurer

Cheshire Office
595 Highland Avenue
Cheshire, Ct. 06410
(203) 272 1601
Manager: Leila Graber,
  Assistant Treasurer

Mt. Carmel/Hamden Office
3300 Whitney Avenue
Mt. Carmel, Ct. 06518
(203) 287 8115
Manager: Elaine Sheahan

Washington Avenue Office
90 Washington Avenue
North Haven, Ct. 06473
(203) 239 6497
Manager: Kim Jones
  Assistant Treasurer

Northford Office
859 Forest Road
Northford, Ct. 06472
(203) 484 0414
Manager: Rita Mae Dion

Harbor Brook Office
100 Hanover Street
Meriden, Ct. 06451
(203) 639 5005
Manager: Kathleen Valente,
  Assistant Treasurer

East Main Street Office
733 East Main Street
Meriden, Ct. 06450
(203) 639 5007
Manager: Linda Blakeslee,
  Assistant Treasurer