Form 10-K, Exhibit 13
period 1996-12-31
DIME FINANCIAL CORP /CT/
filed 1997-03-28
CIK 841909

DIME

FINANCIAL CORPORATION


ANNUAL REPORT 1996



Corporate Profile

      Dime Financial Corporation (the "Company") is the parent company of one wholly owned subsidiary, The Dime Savings Bank of Wallingford ("Dime" or the "Bank"), which was founded in 1871. Consolidated company assets at December 31, 1996 totalled $751.3 million compared with total assets of $658.4 million at December 31, 1995. The Company's book value at December 31, 1996 equalled $12.21 per share compared with a book value of $10.29 per share at December 31, 1995. Total common shares outstanding at December 31, 1996 equalled 5,129,289 compared with 5,022,385 common shares outstanding at December 31, 1995.

      Operating as a mutual savings institution until July of 1986, Dime then converted to a stock form of ownership through an initial public offering of approximately five million common shares.

      In December 1988, a Connecticut bank holding company, Dime Financial Corporation, was established and acquired all of the outstanding shares of The Dime Savings Bank of Wallingford in exchange for shares of common stock of the newly formed holding company. Concurrently, the Company acquired all of the outstanding common stock of City Savings Bank of Meriden ("City"), a $163 million savings bank which operated three banking offices in the contiguous community of Meriden. In August of 1992, City was merged with and into Dime.

      Dime is a state-chartered, FDIC insured savings bank currently operating eleven retail banking offices in the central corridor of Connecticut. Branch offices in the local communities of Wallingford and North Haven, where Dime has the largest share of deposits, and in Meriden, Cheshire, North Branford and Hamden position Dime as the distinctive community savings bank in our market.

      The common stock of Dime Financial Corporation is traded on the NASDAQ National Market System (the "NMS") under the symbol "DIBK". It is found in newspaper stock tables as "Dime Fin'l Corp - Connecticut" or an abbreviation thereof, alphabetized in the "D's".


Financial Highlights                                Dime Financial Corporation
                                                            1996 Annual Report

                                                                                    (Dollars in thousands, except per share data)
As of or for the years ended December 31,                                                 1996            1995            1994

Net interest income                                                                    $25,896         $25,397         $25,948
Provision for loan losses                                                                2,000           7,550           4,516
------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision                                                     23,896          17,847          21,432
Investment securities gains, net                                                           326             298               6
Gain on sale of assets held for sale                                                                                     1,266
Other operating income                                                                   2,049           2,080           2,207
------------------------------------------------------------------------------------------------------------------------------
Income before operating expenses and income taxes                                       26,271          20,225          24,911
Other operating expenses (a)                                                            13,808          16,997          20,123
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                              12,463           3,228           4,788
Income tax expense (benefit)                                                               (10)         (2,813)             60
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                             $12,473          $6,041          $4,728
================================================================================================================================
Assets                                                                                $751,303        $658,373        $637,729
Investment securities                                                                 $305,218        $151,226         $56,463
Loans receivable, net                                                                 $387,293        $443,664        $501,052
Deposits                                                                              $626,098        $543,344        $527,786
Shareholders' equity                                                                   $62,611         $51,668         $45,196
Book value per share                                                                    $12.21          $10.29           $9.05
Net interest rate spread                                                                  3.30%           3.65%           4.00%
Net yield on interest-earning assets                                                      3.85%           4.12%           4.22%
Return on average assets                                                                  1.82%           0.95%           0.71%
Return on average equity                                                                 22.19%          12.82%          11.06%

<F1>  (a)  A net non-recurring restructure charge of $1.9 million was charged to operations during 1995 and $77,000 during 1996.

Total Assets
(in thousands)

'94              $637,729
'95              $658,373
'96              $751,303

Book Value Per Share
'94              $ 9.05
'95              $10.29
'96              $12.21

Total Deposits
(in thousands)
'94              $527,786
'95              $543,344
'96              $626,098


To Our Shareholders                                 Dime Financial Corporation
                                                            1996 Annual Report



      Dime Financial Corporation earned $12.5 million or $2.45 per share for the year ended December 31, 1996 compared with net income of $6.0 million or $1.21 per share for the year ended December 31, 1995, representing a per share increase of 102%. Operating expenses for the year ended December 31, 1996 were $13.8 million, a reduction of $3.2 million or 19% from $17.0 million for the year ended December 31, 1995. The provision to the allowance for loan losses during the year ended December 31, 1996 totalled $2.0 million down from $7.6 million during the year ended December 31, 1995.

      Though 1996 was a very successful year, we remain concerned by the local economy which has not rebounded and continues to show little sign of rejuvenation. In response to that concern, the Company augmented the allowance for loan losses during 1996, though at reduced levels.
Total non-performing assets declined to $3.8 million at December 31, 1996, the lowest level in eight years. The allowance for loan losses stood at $12.9 million at December 31, 1996, nearly unchanged from year end 1995, and represented 3.23% of total loans outstanding and 503% of non-performing loans compared with an allowance of $12.8 million or 2.80% of total loans and 166% of non-performing loans at December 31, 1995. Gross charge-offs totalled $3.8 million during 1996 - a reduction from gross charge-offs of $4.8 million during 1995, but still considered high for a loan portfolio consisting primarily of secured 1-4 family residential mortgages. In addition, many of our borrowers, while current on payment, carry mortgage debt in excess of the collateral value.

      Local consolidation in the industry continued during 1996 and presented unique opportunities to increase our deposit base. In addition, the Company celebrated the 125th anniversary of its subsidiary, The Dime Savings Bank of Wallingford. The Bank increased advertising and unveiled new deposit products to mark the celebration of this historic occasion. As a result, deposits increased $82.8 million or 15% during 1996 to total $626.1 million at December 31, 1996. Total assets grew to $751.3 million at December 31, 1996 representing an increase of $92.9 million or 14% from year-end 1995.

      In early 1996, the Board of Directors announced the resumption of the dividend with an initial payment of $0.07 per share. As a result of the Company's second quarter earnings, the Board increased the quarterly dividend payment to $0.08 per share. With 1996 year-end results, the Board has further increased the dividend payment to $0.09 per share, payable on February 24, 1997 to shareholders of record on February 6, 1997. Most importantly, the Company's stock price recorded a new record high during the fourth quarter of 1996 at $18.75 per share. We are pleased with the recognition the Company has received from the market as we work to build upon the Company's strengths and provide increased value to our shareholders.

      The Board and Management are proud of the 1996 financial results and the progress that has been achieved. We look forward to the challenges ahead and appreciate the continued confidence shown by our shareholders.


/s/ RALPH D. LUKENS                /s/ RICHARD H. DIONNE

    Ralph D. Lukens                    Richard H. Dionne
    Chairman of the Board              President and Chief Executive Officer



Selected Financial Data                             Dime Financial Corporation
                                                            1996 Annual Report


                                                                       (Dollars in thousands, except per share data)
As of or for the years ended December 31,                         1996          1995          1994          1993          1992

Financial Condition and Other Data:
Total assets                                                  $751,303      $658,373      $637,729      $672,114      $748,337
Loans receivable                                              $400,222      $456,443      $510,378      $508,081      $592,096
Allowance for loan losses                                     $(12,929)     $(12,779)      $(9,326)     $(14,062)     $(21,280)
Loans receivable, net                                         $387,293      $443,664      $501,052      $494,019      $570,816
Investments (a)                                               $333,855      $182,735      $103,912      $105,645      $113,116
Deposits                                                      $626,098      $543,344      $527,786      $566,845      $593,062
FHLBB advances                                                 $58,000       $58,000       $60,000       $61,000       $88,000
Shareholders' equity                                           $62,611       $51,668       $45,196       $40,358       $63,768
Non-performing loans                                            $2,570        $7,682        $7,959       $12,849(b)    $36,730
Non-performing assets                                           $3,780        $9,097       $11,670       $19,402(b)    $69,925
-------------------------------------------------------------------------------------------------------------------------------
Operating Data:
Interest income                                                $51,391       $47,476       $44,703       $49,973       $62,235
Interest expense                                               $25,495       $22,079       $18,755       $22,519       $32,254
Net interest income                                           $ 25,896       $25,397       $25,948       $27,454       $29,981
Provision for loan losses                                       $2,000        $7,550        $4,516       $20,900        $8,300
Investment securities gains, net                                  $326          $298            $6          $630        $1,293
Gain on assets held for sale                                        --            --        $1,266            --            --
Other operating income                                          $2,049        $2,080        $2,207        $2,050        $1,984
Other operating expenses (f)                                   $13,808       $16,997       $20,123       $31,856       $22,215
Income (loss) before income taxes,
 extraordinary items and cumulative effect
 of changes in accounting methods                              $12,463        $3,228        $4,788      $(22,622)       $2,743
Income tax expense (benefit)                                      $(10)      $(2,813)          $60            --        $1,348
Income (loss) before extraordinary items and
 cumulative effect of changes in accounting methods            $12,473        $6,041        $4,728      $(22,622)       $1,395
Extraordinary item - tax loss carry forward                         --            --            --            --          $393
Extraordinary item - prepayment penalty on long-term debt           --            --            --         $(874)           --
Cumulative effect of changes in accounting methods:
 Postretirement benefits other than pensions, net of tax            --            --            --         $(477)           --
 Income taxes                                                       --            --            --          $563            --
Net income (loss)                                              $12,473        $6,041        $4,728      $(23,410)       $1,788
-------------------------------------------------------------------------------------------------------------------------------
Per Share Data:
Income (loss) before extraordinary items and
 accounting changes                                              $2.45         $1.21         $0.94        $(4.53)      $  0.28
Net income (loss)                                                $2.45         $1.21         $0.94        $(4.68)      $  0.36
Book value                                                      $12.21        $10.29         $9.05         $8.08        $12.77
Dividends declared (e)                                           $0.30            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Selected Statistical Data:
Return on average assets                                          1.82%         0.95%         0.71%        (3.26)%        0.23%
Return on average equity                                         22.19%        12.82%        11.06%       (36.40)%        2.82%
Average equity to average assets                                  8.19%         7.43%         6.46%         8.95%         8.12%
Net interest rate spread (c)                                      3.30%         3.65%         4.00%         3.95%         3.98%
Net yield on interest-earning assets (d)                          3.85%         4.12%         4.22%         4.18%         4.20%
Tier 1 leverage capital ratio                                     8.44%         7.50%         6.45%         5.14%         7.69%
Dividend payout ratio                                            12.24%           --            --            --            --
Non-performing loans to total loans                               0.64%         1.68%         1.56%         2.53%(b)      6.20%
Non-performing assets to total assets                             0.50%         1.38%         1.83%         2.89%(b)      9.34%

<F1> (a)  Including interest-bearing deposits with other banks, federal funds sold, investments, and Federal Home Loan Bank of Boston stock.

<F2> (b)  Does not include $28.4 million of loans and other real estate owned held for sale.

<F3> (c)  Return on average interest-earning assets less cost of average interest-bearing liabilities.

<F4> (d)  Net interest income divided by average interest-earning assets.

<F5> (e)  The Company suspended the quarterly dividend following the April 26, 1991 dividend of $0.10 per share.

<F6> (f)  A net non-recurring restructure charge of $1.9 million was charged to operations during 1995 and $77,000 during 1996.

Selected Quarterly Financial Data                   Dime Financial Corporation
                                                            1996 Annual Report


(Dollars in thousands, except per share data)
                                                 1996     1995       1996    1995       1996      1995       1996      1995
                                                   First Quarter     Second Quarter        Third Quarter       Fourth Quarter

Total interest income                            $12,588  $11,474    $13,090 $11,797    $12,641   $12,030    $13,072   $12,175
Total interest expense                             6,174    4,871      6,185   5,446      6,347     5,741      6,789     6,021
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                6,414    6,603      6,905   6,351      6,294     6,289      6,283     6,154
Provision for loan losses                            700    3,500(a)     600   1,800        450     1,400        250       850
Investment securities gains, net                     159      234         12      --         32        64        123        --
Other operating income                               506      552        485     506        552       528        506       494
Other operating expenses (b)                       3,528    4,669      3,764   5,008      3,259     3,349      3,257     3,971
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                  2,851     (780)     3,038      49      3,169     2,132      3,405     1,827
Income tax expense (benefit)                          (8)      11         (2) (1,987)        --        12         --      (849)
Net income (loss)                                 $2,859    $(791)    $3,040  $2,036     $3,169    $2,120     $3,405    $2,676
===============================================================================================================================
Net income (loss) per share                        $0.57   $(0.16)     $0.60   $0.41      $0.62     $0.42      $0.66     $0.53

<F1> (a)  The increase in the provision for loan losses in the first quarter of
          1995 resulted primarily from strengthening reserves related to potential risk in the 1-4 family residential mortgage loan portfolio which comprised approximately 77%of the total loan portfolio.

<F2> (b)  Net restructure charges of $158,000, $182,000 and ($263,000) were charged to expense in the first, second and fourth quarters of 1996, respectively.
          Net restructure charges of $947,000 and $940,000 were charged to expense in the second and fourth quarters of 1995, respectively.


Management's Discussion and Analysis of Operations  Dime Financial Corporation
                                                            1996 Annual Report


1996 Overview

A 106% increase in 1996 net income to $12.5 million reflected the results of the new foundation which the Board and manage-ment constructed during much of 1995. The increase in net income during 1996 was primarily caused by a reduction in the provision for loan losses and a reduction in operating expenses. The provision for loan losses equalled $2.0 million for the year ended December 31, 1996 compared with a provision for loan losses of $7.6 million for the year ended December 31, 1995. Total operating expenses for the year ended December 31, 1996 equalled $13.8 million compared with operating expenses of $17.0 million for the year ended December 31, 1995.
The Company achieved solid earnings during 1996 while simultaneously strengthening the balance sheet through diversification of earning assets, increased allowance for loan loss coverage, reduced non-performing assets and an expanded deposit base. Barometers of the Company's diversification and strengths can be measured in many ways:

* Total deposits increased to a record $626.1 million at December 31, 1996 compared with total deposits of $543.3 million at December 31, 1995, representing an increase of $82.8 million or over 15%.

* Non-performing assets declined to $3.8 million representing 0.50% of total assets at December 31, 1996 compared with non-performing assets of $9.1 million representing 1.38% of total assets at year-end 1995.

* The allowance for loan losses equalled $12.9 million representing 3.23% of total loans at December 31, 1996 compared with an allowance of $12.8 million representing 2.80% of total loans at December 31, 1995.

* Gross loans, exclusive of the allowance for loan losses, decreased $56.2 million or 12% to total $400.2 million representing 53% of total assets at December 31, 1996 compared with gross loans of $456.4 million representing 69% of total assets at December 31, 1995.

* The investment securities portfolio, inclusive of the investment in Federal Home Loan Bank of Boston ("FHLBB") stock, increased $154.0 million or 97% from year-end 1995 to total $312.4 million at December 31, 1996. Investment securities represented nearly 42% of total assets at December 31, 1996 compared with 24% of total assets at December 31, 1995.

* Total assets increased $92.9 million or 14% from year-end 1995 to total $751.3 million at December 31, 1996.

Credit quality problems in the loan portfolio, which hampered earnings growth in prior years, subsided with significant reductions in non-performing assets and an increase in the ratio of the allowance for loan losses to non-performing loans and to total loans. Even so, management remains concerned by the still-high level of charge-offs and the local economy's continued stagnation with no recent indications of meaningful recovery.
In response to this concern, the allowance for loan losses was augmented during the year, though at reduced levels, in order to continue to recognize the underlying collateral deficiencies within a portion of the company's loan portfolio. Provisions to the allowance for loan losses equalled $2.0 million for the year ended December 31, 1996 compared with provisions of $7.6 million for the year ended December 31, 1995.

One of the most important achievements during 1996 was the growth in deposits. Total deposits increased nearly $83 million or 15% from year-end 1995 with much of that growth coming during the fourth quarter of 1996 as a direct result of the introduction of new products designed to mark the 125th anniversary of The Dime Savings Bank of Wallingford. Additionally, customer dissatisfaction from recent consolidation activity in the market aided efforts to build the deposit base. An increased advertising effort was undertaken in order to capitalize on the opportunities presented.

In addition to the success the Company enjoyed with regard to deposit growth, additional flexibility within earning assets was achieved as strong competition for quality loans led manage-ment to the investment securities market for alternatives. The Company diversified the portfolio through the purchase of securities with maturities that attempt to match the Company's changing liability structure. As a result, the investment portfolio nearly doubled from year-end 1995 to total $312.4 million at December
31, 1996 compared with $158.4 million at December 31, 1995.

Asset Quality

The Company retained its focus on asset quality during 1996 with significant additional improvement in the level of non-performing assets. Non-performing assets are comprised of loans in non-accrual status and other real estate owned ("OREO").

Loans are classified as non-performing when they become ninety days past due as to interest or principal payments, or sooner if the ability of the borrower to meet the contractual payment terms is in doubt. Loans classified as non-performing are placed in non-accrual status and previously accrued, but unpaid interest is reversed by charging interest income. Interest payments received on non-accrual residential mortgage loans and consumer loans are generally recognized as income on a cash basis. Interest payments received on non-accrual loans which are commercial in nature are generally used to further reduce the carrying value of the loan. Interest payments made on commercial loans during 1996, totalling approximately $122,000, were applied to the carrying value of loans. Interest payments applied to principal during 1995 totalled approximately $200,000. Loans past due ninety days or more and still in accrual status are limited to guaranteed student loans and totalled $118,000 at December 31, 1996. Prior to 1996 all loans past due 90 days or more were placed in non-accrual status.

OREO is real estate acquired by the Company through foreclosure or in settlement of loans. The collections and OREO areas of the Bank are designed to monitor and review real estate acquired by the Bank through foreclosure. The results of their reviews are based on property re-appraisals, current and prospective economic conditions and other relevant factors. Management in this area is responsible for ensuring that specific properties are carried at a value that does not exceed fair value, less selling costs. During 1996 the Company transferred $1.4 million of loans to OREO compared with $878,000 during 1995. Sales of OREO amounted to $2.2 million during 1996 versus $5.2 million during 1995.

Total non-performing loans decreased to $2.6 million at December 31, 1996
compared   with  non-performing loans of $7.7 million at December 31, 1995, representing a decrease of $5.1 million or 67%. OREO totalled $1.2 million at December 31, 1996 compared with OREO of $1.4 million at December 31, 1995, representing a decrease of $205,000 or 14%. Total non-performing assets equalled $3.8 million at December 31, 1996 compared with non-performing assets of $9.1 million at December 31, 1995, representing a decrease of $5.3 million or 58%. Total non-performing assets as a percentage of total assets equalled 0.50% at December 31, 1996, representing the lowest level in eight years. Non-performing assets represented 1.38% of total assets at December 31, 1995.

Non-Performing Assets
(in thousands)
'94             $11,670
'95             $ 9,097
'96             $ 3,780

The Company had no loans categorized as troubled debt restructures ("TDR") at December 31, 1996. One loan totalling $885,000 was classified as TDR at December 31, 1995 as compared with TDR's totalling $10.8 million and $4.3 million at December 31, 1994 and December 31, 1993, respectively. There were no loans categorized as TDR's at December 31, 1992. A loan is categorized as a TDR if the original interest rate on such loan, repayment terms, or both were restructured due to a deterioration in the financial condition of the borrower. The loan classified as TDR at December 31, 1995 was restructured at market rates and is performing in accordance with its restructured terms.

In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 114 ("FAS #114"), "Accounting by Creditors for Impairment of a Loan" which was amended in October 1994 by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" ("FAS #118"). These statements were adopted by the Company on January 1, 1995. Under FAS #114 and FAS #118 all loans that are impaired must be measured and valued using the following guidelines:

(1) the present value of expected future cash flows discounted at the loan's effective rate of interest, or

(2)   the loan's observable market price, or

(3) the fair value of supporting collateral if the loan is collateral dependent

Because of the similarities between measurement requirements of FAS #114 and FAS #118 and existing methods used by the Company to evaluate loans, the adoption of these Statements did not have a material impact on the Company's financial statements. At December 31, 1996 impaired loans totalled $2.5 million with a valuation allowance of $425,000 compared with impaired loans totalling $5.2 million at December 31, 1995 with a valuation allowance of $668,000. The average balance of impaired loans during 1996 approximated $3.8 million compared with an average of $6.1 million during 1995. Income recognized during 1996 on these loans totalled approximately $22,000 compared with income recognized during 1995 of approximately $173,000.

The Company's policies ensure that lending and investment activities are evaluated in the context of an acceptable level of risk which produces a profit consistent with the exposure to risk. These policies are reviewed cons tantly by the Company's senior management. The lending and credit administration staffs are charged with monitoring the loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay debt or the value of pledged collateral. In addition, the Company engaged an outside firm during 1996 and 1995 to perform ongoing independent loan review of the loan portfolio. The results of such reviews have been consistent with the actions management has taken.

During 1996, the Company executed periodic sales of non-performing assets with proceeds of $2.1 million which required charge-offs through the allowance for loan losses of $1.6 million on those assets prior to their sale. These sales were completed based on certain factors which convinced management that pursuing resolutions through conventional collections efforts would be more costly than resolutions through sales. In the fourth quarter of 1995, the Company executed a bulk sale of two packages of non-performing assets with proceeds of $2.8 million which required charge-offs through the allowance for loan losses prior to their sale of approximately $1.4 million.

The Company believes that residential property values in its market area continued a multi-year decline during 1996, further decreasing the value of the collateral securing many of the Company's residential mortgage loans. If such a trend continues, further charge-offs may continue and necessitate loan loss provisions which may adversely affect overall financial performance.

The following table is an analysis of the Company's non-performing assets at the dates indicated:


(Dollars in thousands)
December 31,                                                          1996        1995        1994        1993(a)        1992

Non-accruing loans:
Mortgage loans:
 Residential real estate - owner occupied                             $862      $2,729      $4,194         $4,757      $7,524
 Residential real estate - non-owner occupied                          510       1,235          --(b)          --(b)       --(b)
 Commercial real estate                                                788       2,580       1,501          4,906      19,862
 Builders' & land                                                       --          --         103             --       2,299
Commercial loans                                                       303         690       1,858          2,708       6,140
Consumer loans                                                         107         448         303            478         905
------------------------------------------------------------------------------------------------------------------------------
 Total non-accruing loans                                            2,570       7,682       7,959         12,849      36,730
------------------------------------------------------------------------------------------------------------------------------
Other real estate owned:
Residential real estate                                                472       1,072       2,093          3,004       7,527
Commercial real estate                                                 306          --         390          1,063      13,830
Builders' & land                                                       432         793       1,969          3,008       8,919
Commercial loans                                                        --          --          --             --       2,522
Consumer loans                                                          --          --          --            397         397
------------------------------------------------------------------------------------------------------------------------------
 Total other real estate owned                                       1,210       1,865       4,452          7,472      33,195
------------------------------------------------------------------------------------------------------------------------------
Allowance for losses on other real estate owned                         --        (450)       (741)          (919)         --
------------------------------------------------------------------------------------------------------------------------------
 Total other real estate owned, net                                  1,210       1,415       3,711          6,553      33,195
------------------------------------------------------------------------------------------------------------------------------
 Total non-performing assets                                        $3,780      $9,097     $11,670        $19,402     $69,925
==============================================================================================================================
 Total non-accruing loans to total loans                              0.64%       1.68%       1.56%          2.53%       6.20%
 Total non-performing assets to total loans                           0.94%       1.99%       2.29%          3.81%      11.79%
 Total allowance for loan losses to non-accruing loans              503.07%     166.36%     117.17%        109.44%      57.94%
 Total allowances for loan and OREO losses to
  non-performing assets                                             342.02%     138.57%      81.11%         73.72%      30.43%

<F1> (a)  1993 non-performing assets exclude $28.4 million of assets classified as held for sale.

<F2> (b)  Information for this period is not available, it is included within
          "Residential real estate - owner occupied" for prior periods.

Allowance for Loan Losses and Provisions to the Allowance for Loan Losses

The allowance for loan losses is a reserve established through provisions for loan losses charged to expense on a periodic basis and is reduced by charge-offs in the loan portfolio and increased through recoveries of loans previously charged-off. The allowance is maintained at a level that management believes is adequate to absorb potential losses in the loan portfolio. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, borrowers' financial condition, concentrations of credit, and the growth and composition of the loan portfolio, among other factors.

At December 31, 1996, the Company maintained an allowance for loan losses of $12.9 million representing 3.23% of total loans outstanding at that date. The allowance for loan losses at December 31, 1995 totalled $12.8 million representing 2.80% of total loans outstanding. Gross charge-offs for the year ended December 31, 1996 totalled $3.8 million compared with gross charge-offs of $4.8 million for the year ended December 31, 1995.
Recoveries totalled $1.9 million for the year ended December 31, 1996 compared with recoveries of $749,000 for the year ended December 31, 1995. Net charge-offs of $1.9 million for the year ended December 31, 1996 equalled 0.43% of average loans outstanding compared with net charge-offs of $4.1 million for the year ended December 31, 1995 which equalled 0.83% of average loans outstanding.

Provisions to the allowance for loan losses for the year ended December 31, 1996 totalled $2.0 million which was a reduction from provisions to the allowance for loan losses for the year ended December 31, 1995 of $7.6 million, a decrease of $5.6 million or 73.5%. The decrease in provisions was primarily the result of a reduction in non-performing loans and a reduction in total loans outstanding.

While the ratio of the allowance for loan losses to total loans increased to 3.23%, the total level of the allowance was essentially unchanged at $12.9 million. A greater than expected reduction in total loans outstanding accounted for the increase in the ratio. Net charge-offs of $1.9 million, which were less than expected due to a strong experience with recoveries on loans charged-off many years earlier, did approximately equal the loan loss provision of $2.0 million. Finally, faster resolutions of problem assets reduced the level of non-performing loans to $2.6 million and thereby increased the ratio of the allowance for loan losses to non-performing loans to 503%. Part of this reduction was due to gross charge-offs of $3.8 million which, while reduced from prior years, is still considered a high level for a loan portfolio consisting overwhelmingly of 1-4 family residential first mortgages. On this basis, the allowance for loan losses provides 3 - 4 years of coverage, if charge-offs were to continue at the 1996 rate.

A comparative analysis of the allowance for loan losses is shown in the following table. At December 31, 1996, management believes that the allowance for loan losses was adequate given the quality of the loan portfolio at that date. Management may make additional provisions to the allowance for loan losses as necessary in the coming year if economic conditions cause deterioration in the loan portfolio beyond the potential loss exposures identified as of December 31, 1996.


(Dollars in thousands)
December 31,                                                          1996        1995        1994           1993        1992

Balance at beginning of year                                       $12,779      $9,326     $14,062        $21,280     $26,371
Provision charged to expense                                         2,000       7,550       4,516         20,900       8,300
 Charge-offs:
  Mortgage loans:
   Residential real estate                                          (2,926)     (3,193)     (2,826)        (4,735)     (1,957)
   Commercial real estate                                              (70)     (1,308)     (4,467)       (14,194)     (3,409)
   Builders' & land                                                     --          --          --         (2,277)       (737)
  Commercial loans                                                    (387)        (93)     (2,706)        (7,103)     (8,132)
  Consumer loans                                                      (384)       (252)       (246)          (226)       (521)
Recoveries:
 Mortgage loans:
  Residential real estate                                              372         187          88            107          24
  Commercial real estate                                               207          21         369             19         104
  Builders' & land                                                      35          --          --             --         337
 Commercial loans                                                    1,176         506         487            237         867
 Consumer loans                                                        127          35          49             54          33
------------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                                     (1,850)     (4,097)     (9,252)       (28,118)    (13,391)
------------------------------------------------------------------------------------------------------------------------------
Balance at end of the year                                         $12,929     $12,779      $9,326        $14,062     $21,280
==============================================================================================================================
Average loans for the year                                        $427,008    $492,028    $515,640       $546,134    $612,902
Net charge-offs as a percentage of average loans                      0.43%       0.83%       1.79%          5.15%       2.18%
Allowances for loan losses as a percentage
 of non-performing loans                                            503.07%     166.36%     117.17%        109.44%      57.94%


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

The Company has an asset / liability committee ("ALCO") which meets weekly to discuss loan and deposit pricing and trends, current liquidity and interest rate risk positions, interest rate and economic trends and other relevant information. To aid in the measurement of interest rate risk, the Company utilizes an asset / liability model which, given many key assumptions, project s estimated results within the constraints of those assump-tions. The model is also used to estimate movement within the balance sheet, given certain scenarios, and to measure the effects of that movement on net interest income.

The following table summarizes assets and liabilities at December 31, 1996 that are sensitive to changes in interest rates within certain time horizons. A positive "GAP" exists when rate sensitive assets exceed rate sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice in a given period. This will generally enhance earnings in a rising rate environment and inhibit earnings in a declining rate environment. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the "GAP" is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during a given period. In this case, a rising rate environment generally will inhibit earnings and declining rates will enhance earnings.

Although the Company's policy is to maintain a ratio of net rate sensitive assets or liabilities on a one year time horizon to less than 10% of total assets, at December 31, 1996 this rate sensitive position slightly surpassed the prescribed policy limit equaling an 11.88% negative GAP. This change was caused primarily by the inclusion of a $25.0 million borrowing, which matures in April 1997, within the one year time horizon.

Management intends to refinance this borrowing with a maturity or maturities which will more appropriately match the characteristics of interest-earning assets at that time. If this borrowing were excluded from the cumulative one year GAP position, the result would have equalled 8.60% of total assets. The rate on the maturing borrowing is 7.16% which, based upon quoted rates as of December 31, 1996, will be able to be refinanced at a lower cost. In addition, the current diversification of the balance sheet with increased investment securities classified as available for sale allows flexibility with regard to the purchase/ sale of investment securities in an attempt to manage the Company's GAP position, if necessary.

Interest Rate Sensitivity Management


                                                                             (Dollars in thousands)

December 31, 1996
                                                           After        After        After
                                                      six months     one year  three years                    Non-
                                             Within   but within   but within   but within       After    Interest
                                         six months     one year  three years   five years  five years  Bearing (c)     Total

Interest rate sensitive assets:
Interest-bearing deposits                      $149          $--          $--          $--         $--         $--       $149
Mortgage-backed securities (a)               34,657       26,265       45,105       18,242      35,856      (1,397)   158,728
Debt securities                              23,117        4,412       11,931       12,366      94,723         (72)   146,477
Other investments                            28,489           --           --           --          --          --     28,489
Loans (a)                                   119,484       88,354       58,358       22,752     108,817       2,457    400,222
Non-interest bearing                             --           --           --           --          --      17,238     17,238
------------------------------------------------------------------------------------------------------------------------------
 Total Assets                               205,896      119,031      115,394       53,360     239,396      18,226    751,303
------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitive liabilities:
Regular savings and money market,
 club and escrow accounts (b)                29,131        8,406       40,064       20,036     101,455          --    199,092
Interest-bearing checking (b)                 5,319        2,658        3,988        1,996       7,387                 21,348
Certificates of deposit                     263,595       80,091       17,935        1,781       2,015         (31)   365,386
Borrowings from FHLB of Boston               25,000           --       25,000        8,000          --          --     58,000
Non-interest bearing                             --           --           --           --          --     107,477    107,477
------------------------------------------------------------------------------------------------------------------------------
 Total Liabilities and Capital              323,045       91,155       86,987       31,813     110,857      07,446    751,303
------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity GAP             $(117,149)     $27,876      $28,407      $21,547    $128,539    $(89,220)       $--
==============================================================================================================================
Cumulative interest rate sensitivity GAP  $(117,149)    $(89,273)    $(60,866)    $(39,319)    $89,220         $--        $--
==============================================================================================================================
Percentage of interest rate
 sensitivity GAP to total assets
 Period                                     (15.59)%        3.71%        3.78%       2.87%       17.11%     (11.88)%
 Cumulative                                 (15.59)%      (11.88)%      (8.10)%     (5.23)%      11.88%         --
Cumulative rate sensitive assets as a
 percentage of cumulative rate sensitive
 liabilities                                  63.74%       78.45%       87.86%      92.62%      113.86%     100.00%

<F1> (a)  The categories within which loans and mortgage-backed securities have been included reflect certain prepayment assumptions by management given certain weighted average maturities and projected interest rate assumptions.

<F2> (b)  A substantial portion of regular savings deposits and interest-bearing checking deposits are considered core deposits by management and therefore less sensitive to changes in interest rates.

<F3> (c)  Non-accrual loans are included in non-interest bearing.

Net Interest Rate Spread & Net Interest Income

The net interest rate spread (the "spread") is the difference between the average interest rate received on interest-earning assets and the average interest rate paid for interest-bearing liabilities. For the year ended
December 31, 1996 average interest-earning assets totalled $672.0 million, an increase of 9.0%, and generated an average yield of 7.65%. This compares with average interest-earning assets of $616.4 million generating an average yield of 7.70% for the year ended December 31, 1995. Average interest-bearing liabilities totalled $586.2 million, an increase of 7.5%, with an average cost of 4.35% for the year ended December 31, 1996 compared with average interest-bearing liabilities of $545.2 million with an average cost of 4.05% for the year ended December 31, 1995. The spread for the year ended December
31, 1996 equalled 3.30% compared with a spread of 3.65% for the year ended
December 31, 1995. The net interest margin for the year ended December 31, 1996 was 3.85% versus a net interest margin of 4.12% for the year ended
December 31, 1995.

The reduction in the spread during 1996 was caused primarily by an increase in the cost of interest-bearing deposits outstanding. Lower costing savings deposits decreased and averaged $197.5 million during 1996 compared with an average $221.1 million during 1995. Higher costing certificates of deposit, however, increased to average $308.8 million during 1996 compared with an average $244.5 million during 1995. The increase in the cost of interest-bearing deposits and its impact on net interest income was partially offset by the reduction of non-performing assets from $9.1 million at December 31, 1995 to $3.8 million at December 31, 1996. The following comparative table shows the average balances and average interest rates of interest-earning assets and interest-bearing liabilities:


Average Balances and Interest Rates
                                                         (Dollars in thousands)


                                                      1996                            1995                     1994
                                             Average          Average    Average          Average    Average          Average
                                             Balance Interest    Rate    Balance Interest    Rate    Balance Interest    Rate

Interest-Earning Assets:
Loans receivable(a)                         $427,008  $35,417   8.29%   $492,028  $39,781   8.09%   $515,640  $40,041   7.77%
Interest-bearing deposits                        360       23   6.39%      3,556      126   3.54%      9,782      106   1.08%
Federal funds sold                            17,643      929   5.18%     20,171    1,174   5.74%     12,382      557   4.44%
U.S. treasury securities                       4,104      241   5.87%     13,553      649   4.79%     32,372    1,358   4.19%
U.S. agency obligations                       78,869    5,389   6.83%     34,931    2,315   6.63%     12,185      610   5.01%
REMIC's/CMO's                                 50,216    3,152   6.28%     19,929    1,380   6.92%
Non-agency REMIC's/CMO's                      29,608    2,008   6.78%         --       --     --          --       --     --
Mortgage-backed securities
 adjustable rate                              47,793    3,062   6.41%     15,893    1,069   6.73%         --       --     --
Asset-backed securities                        9,410      661   7.02%
Other bonds and notes                            766       48   6.27%      9,079      475   5.23%     24,927    1,427   5.72%
Equity securities                                 12        1   8.33%         65        3   4.62%        424       50   1.79%
Net unrealized gain (loss) on available
 for sale securities                            (960)      --     --         n/m       --     --         n/m       --     --
Federal Home Loan Bank
 of Boston stock                               7,192      460   6.40%      7,192      504   7.01%      7,192      554   7.70%
-----------------------------------------------------------------------------------------------------------------------------
                                            $672,021  $51,391   7.65%   $616,397  $47,476   7.70%   $614,904  $44,703   7.27%
=============================================================================================================================
Noninterest-Earning Assets:
Cash & due from banks                          9,307                       8,876                       8,364
Premises and equipment                         5,568                       7,485                       8,748
Accrued interest receivable                    4,444                       4,108                       4,227
Other assets(a)                               (4,716)                     (2,928)                     25,328
-----------------------------------------------------------------------------------------------------------------------------
                                              14,603                      17,541                      46,667
-----------------------------------------------------------------------------------------------------------------------------
Total                                       $686,624                    $633,938                    $661,571
=============================================================================================================================
Interest-Bearing Liabilities:
Now accounts                                 $21,998     $339   1.54%    $21,569     $340   1.58%    $22,919     $336   1.47%
Savings, money market, club
 and escrow deposits                         197,475    4,704   2.38%    221,050    5,136   2.32%    273,391    6,240   2.28%
Certificates of deposit                      308,772   16,454   5.33%    244,518   12,417   5.08%    217,550    7,737   3.56%
FHLBB advances                                58,000    3,998   6.78%     58,060    4,186   7.11%     62,081    4,442   7.06%
-----------------------------------------------------------------------------------------------------------------------------
                                            $586,245  $25,495   4.35%   $545,197  $22,079   4.05%   $575,941  $18,755   3.27%
=============================================================================================================================
Noninterest-Bearing Liabilities
and Capital accounts:
Demand deposits                               38,540                      35,897                      36,250
Other liabilities                              5,623                       5,714                       6,644
Shareholders' equity                          56,216                      47,130                      42,736
-----------------------------------------------------------------------------------------------------------------------------
                                             100,379                      88,741                      85,630
-----------------------------------------------------------------------------------------------------------------------------
Total                                       $686,624                    $633,938                    $661,571
=============================================================================================================================
Net Interest Income                                   $25,896                     $25,397                     $25,948
================================================================================================================================
Net Interest Rate Spread                                        3.30%                       3.65%                       4.00%
================================================================================================================================
Net Yield on Interest
 Earning Assets                                                 3.85%                       4.12%                       4.22%
================================================================================================================================

<F1> (a)  Average loans receivable including loans in non-accrual status, are shown gross and the related allowance is included in other assets.  In 1996 and
          1995 the average daily balance for the allowance exceeded that of the remaining other assets, creating a negative balance.


Net interest income for the year ended December 31, 1996 increased modestly to $25.9 million compared with net interest income of $25.4 million for the year ended December 31, 1995 representing an increase of approximately $500,000 or 2%. The reduction in the net interest spread was more than offset by the increased volume of interest-earning assets. Though net interest income changed only slightly, the composition of interest-earning assets and interest-bearing liabilities, affecting income, changed substantially. The following rate/volume analysis reflects the impact of rate and volume changes in interest-earning asset and interest-bearing liability categories on annual net interest income.

RATE / VOLUME ANALYSIS

The following table presents, for the periods indicated, the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. A change attributable to both volume and rate has been allocated proportionally to the change due to volume and the change due to rate.


(Dollars in thousands)
                                                                         1996 Compared to 1995        1995 Compared to 1994
                                                                           Increase (Decrease)          Increase (Decrease)
                                                                      Due to   Due to                Due to   Due to
                                                                      Volume     Rate       Total    Volume     Rate    Total

Interest Income:
Loans receivable                                                     $(5,371)  $1,007     $(4,364)  $(1,873)  $1,613    $(260)
Federal funds sold                                                      (138)    (107)       (245)      421      196      617
U.S. treasury securities                                                (530)     122        (408)     (879)     170     (709)
U.S. government agency obligations                                     3,000       74       3,074     1,453      252    1,705
REMIC's/CMO's                                                          1,913     (141)      1,772     1,380       --    1,380
Non-agency REMIC's/CMO's                                               2,008       --       2,008        --       --       --
Mortgage-backed securities                                             2,046      (53)      1,993     1,069       --    1,069
Asset-backed securities                                                  661                  661        --       --       --
Other investments                                                       (716)     142        (574)   (1,206)     224     (982)
Equity securities                                                         (3)       1          (2)      (27)     (20)     (47)
Change due to mix in interest-earning assets (a)                       1,357   (1,357)         --      (228)     228       --
------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                                  4,227     (312)      3,915       110    2,663    2,773
------------------------------------------------------------------------------------------------------------------------------
Interest Expense:
Deposits                                                               2,846      758       3,604      (183)   3,763    3,580
FHLBB advances                                                            (4)    (184)       (188)     (234)     (22)    (256)
------------------------------------------------------------------------------------------------------------------------------
Total Interest Expense                                                 2,842      574       3,416      (417)   3,741    3,324
------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                   $1,385    $(886)       $499      $527  $(1,078)   $(551)
==============================================================================================================================

<F1> (a)  Represents the effects on interest income which are caused by changes in the mix of interest-earning assets relative to interest-earning assets in the aggregate.

Lending Activities

Total loans equalled $400.2 million at December 31, 1996 and represented 53.3% of total assets compared with total loans of $456.4 million or 69.3% of total assets at December 31, 1995, representing a decrease of $56.2 million or 12.3%. The decrease in loans from year-end 1995 was caused primarily by the combination of weak loan demand and asset / liability management policies which weigh the risk / reward ratio of potential loan requests with opportunities available elsewhere. Fierce competition and highly competitive pricing tempered loan production during the year as management believed that the pricing necessary to sustain the loan portfolio during 1996 was inconsistent with the risk presented. As a result, the Company directed its focus to the investment securities portfolio.

Lending activities have traditionally consisted of the origination of conventional mortgage loans on residential real estate, the origination of secured consumer loans and, to a lesser degree, the origination of commercial mortgage and other commercial and industrial loans. The Company generally limits the term of fixed rate mortgage loans it will accept for its own portfolio to 15 years. To aid in asset / liability management, the Company offers adjustable rate mortgage loans that reprice every one to three years and offers adjustable rate hybrid products which offer a fixed rate at the beginning of the loan term, from three to ten years, and then reprice yearly after the initial term. Consumer loans offered include home equity term loans, home equity lines of credit, automobile loans and education loans. Adjustable rate loans equalled 47.8% of total loans at December 31, 1996 compared with adjustable rate loans which represented approximately 48.1% of total loans at December 31, 1995.

Total Loans (in thousands)
'94               $510,378
'95               $456,443
'96               $400,222

The Company experienced increased, but still modest, loan demand during 1996. As a result, total loan originations slowed while the investment securities portfolio grew as alternatives were sought. During 1996 Dime originated $26.5 million of new loans; $9.7 million of one to four family residential mortgages, $10.0 million of home equity and other consumer type loans and $6.8 million of commercial business and commercial real estate loans were originated. During 1995 Dime originated $21.4 million of new loans; $6.7 million of one to four family mortgages, $8.9 million of home equity loans and $5.8 million of commercial loans and commercial real estate loans were originated.

The following table presents the loan portfolio by fixed and variable components:

                                                        (Dollars in thousands)

December 31,                             1996               1995               1994               1993                1992
                                    Amount      %      Amount      %      Amount       %      Amount       %       Amount       %

Adjustable rate loans:
Mortgage loans:
 Residential real estate:
  owner occupied                  $111,219  27.8%    $130,823  28.7%    $177,193   34.7%    $194,626   38.2%     $213,576   36.0%
  non-owner occupied (b)            30,736   7.7%      26,649   5.8%          --(a)  --           --(a)  --            --(a)  --
 Commercial real estate             28,141   7.0%      35,455   7.8%      46,860    9.2%      65,135   12.8%       70,407   11.9%
 Builders' & land                      115   0.0%       1,501   0.3%       4,276    0.8%       4,864    1.0%        5,389    0.9%
Consumer loans                      18,598   4.6%      20,868   4.6%      19,067    3.8%      20,821    4.1%       23,049    3.9%
Commercial loans                     2,596   0.7%       4,082   0.9%       6,292    1.2%      11,505    2.3%       41,580    7.0%
---------------------------------------------------------------------------------------------------------------------------------
  Total adjustable rate            191,405  47.8%     219,378  48.1%     253,688   49.7%     296,951   58.4%      354,001   59.7%
---------------------------------------------------------------------------------------------------------------------------------

Fixed Rate loans:
Mortgage loans:
 Residential real estate:
  owner occupied                   176,783  44.2%     199,033  43.6%     217,004   42.5%     173,278   34.0%      182,847   30.8%
  non-owner occupied                   629   0.1%       1,050   0.2%          --(a)  --           --(a)  --            --(a)  --
 Commercial real estate              5,307   1.3%       8,204   1.8%      10,076    2.0%      10,508    2.1%       24,637    4.2%
 Builders' & land                      332   0.1%          --    --           --     --           --     --         1,851    0.3%
Consumer loans                      25,493   6.4%      28,420   6.2%      28,965    5.7%      26,151    5.1%       27,405    4.6%
Commercial loans                       406   0.1%         445   0.1%         751    0.1%       1,917    0.4%        2,209    0.4%
---------------------------------------------------------------------------------------------------------------------------------
  Total fixed rate                 208,950  52.2%     237,152  51.9%     256,796   50.3%     211,854   41.6%      238,949   40.3%
---------------------------------------------------------------------------------------------------------------------------------
  Total loans                      400,355 100.0%     456,530 100.0%     510,484  100.0%     508,805  100.0%      592,950  100.0%
---------------------------------------------------------------------------------------------------------------------------------
Less:
Allowance for loan losses           12,929             12,779              9,326              14,062               21,280
 Unearned income                        --                 --                 --                  --                    1
 Deferred loan
  origination fees, net                133                 87                106                 724                  853
---------------------------------------------------------------------------------------------------------------------------------
Loans receivable, net             $387,293           $443,664           $501,052            $494,019             $570,816
=================================================================================================================================

<F1> (a)  Information for this period is not available, and is included within
          "Residential real estate - owner occupied" for prior periods.

<F2> (b)  In 1996, approximately $8 million of loans have been reclassified from
          "owner occupied" to "non-owner occupied" based on updated information.

Residential real estate loans decreased $38.2 million or 10.7% during 1996 and totalled $319.4 million or 79.8% of total loans outstanding at December 31, 1996. Residential real estate loans at December 31, 1995 totalled $357.6 million and represented 78.3% of total loans outstanding.

Commercial real estate and builders loans decreased $11.3 million or 24.9% from year-end 1995 and totalled $33.9 million or 8.5% of total loans outstanding at December 31, 1996. Commercial real estate and builders loans at December 31, 1995 totalled $45.2 million and represented 9.9% of total loans outstanding.

Consumer loans decreased $5.2 million or 10.6% during 1996 and totalled $44.0 million or 11.0% of total loans outstanding at December 31, 1996. Consumer loans at December 31, 1995 totalled $49.3 million and represented 10.8% of total loans outstanding. Consumer loans include equity loans on residential real estate.

Commercial loans decreased $1.5 million or 33.6% from year end 1995 and totalled $3.0 million or less than 1.0% of total loans outstanding at December 31, 1996. Commercial loans at December 31, 1995 totalled $4.5 million and represented 1.0% of total loans outstanding.

Investment Activities

Investment securities, net of the investment in the Federal Home Loan Bank of Boston, increased substantially during 1996 and totalled $305.2 million or 40.6% of total assets at December 31, 1996 compared with $151.2 million or 23.0% of total assets at December 31, 1995, an increase of $154.0 million or 101.8%. The increase in securities during 1996 was primarily the result of a new focus on investment securities, as credit-worthy opportunities in the loan arena were scarce. Competitive changes within the local market presented loan offerings, generally at pricing that Dime was unwilling to match given the levels of risk involved. As the competition for quality loans spawned rate offerings that management believed, in many cases, to be subpar for the risk, the Company allowed a net run-off in the loan portfolio and chose securities as an alternative investment for available funds from this run-off as well as additional funds from deposit growth.

Investment Securities
(in thousands)
'94           $ 56,463
'95           $151,226
'96           $305,218

In addition to the substantial increase in the level of investment securities, the composition of the portfolio changed as well. The introductio n of adjustable rate mortgage-backed securities ("MBSs"), collateralized mortgage obligations ("CMOs") and asset-backed securities ("ABSs") provided investment options to the Company which mirrored, in many ways, the reactions to market changes of the loan portfolio, yet without the same level of credit risk. The Company's investment policy provides guidelines under which investments are purchased and sold. The Company's asset / liability ("ALCO") committee meets weekly and establishes interest-earning asset and interest-bearing liability pricing. The investment policy coupled with price / risk monitoring by the ALCO, provide the foundation from which investment security transactions are completed. The portfolio is comprised of high quality investments with most issues guaranteed or partially guaranteed by the U.S. Government, a U.S. Government Agency or a U.S. Government-Sponsored Agency.

The objectives of the investment securities portfolio include the attainment of competitive and, in many cases, superior yields on a risk-adjusted basis; management of the duration of assets for interest rate risk purposes; providing for increased liquidity; providing for a source of capital gain income as opportunities exist. During 1996 the Company recorded net gains from the sale of investment securities totalling $326,000 compared with net gains during 1995 of $298,000.

The following table comparatively illustrates the changes in the composition of the investment security portfolio at December 31, 1994, 1995 and 1996.

Investment securities classified as available for sale and held to maturity under FAS #115 are combined in the following presentation. For a complete presentation of securities and their appropriate classifications under FAS #115 please refer to Note #4.

                                            (Dollars in thousands)
Years Ended December 31,             1996        1995        1994

U.S. treasury securities           $3,452      $5,041     $19,688
U.S. government-sponsored
 agency obligations               128,620      46,886      22,002
Other bonds and notes                  --       4,097      14,136
REMIC's/CMO's                     134,867      47,278          --
Mortgage-backed securities         23,861      47,912          --
Asset-backed securities            14,406          --          --
Equity securities                      12          12         637
-------------------------------------------------------------------
Total investment securities      $305,218    $151,226     $56,463
===================================================================

Deposits and Other Borrowings

Deposits have traditionally been the major source of funding for investment purchases and loan demand, and should continue to be in the foreseeable future. A wide variety of consumer savings, time and demand deposit products designed to attract both short term and long term funds are offered. In addition, Dime offers commercial deposit products to meet the needs of our business customers. Dime instituted initiatives during 1996 designed to maximize the impact of the celebration of the 125th anniversary of the Company's sole subsidiary, The Dime Savings Bank of Wallingford. An increased advertising campaign and the introduction of new products with 125 day terms offering premium pricing and other benefits were unveiled to our depositors. In addition, consolidation activity in the local market presented unique opportunities to attract new deposits due to customer dissatisfaction. As a result, deposits increased $82.8 million or 15.2% to total $626.1 million at December 31, 1996 compared with total deposits of $543.3 million at December 31, 1995.

In order to provide flexibility with regard to funding sources, Dime introduced and sold $3.0 million in retail brokered certificates of deposit during the fourth quarter of 1996. The Bank had no brokered certificates on the books prior to this transaction. In addition, Dime is a member of the Federal Home Loan Bank of Boston (the "FHLBB") and as a member may borrow from the FHLBB to secure additional funds. During 1996, FHLBB borrowings remained unchanged and totalled $58.0 million at December 31, 1996 compared with borrowings of $58.0 million at December 31, 1995. If deposit growth cannot meet asset growth targets or loan demand, additional funds may be derived through brokered certificates or FHLBB borrowings if costs are favorable compared with alternative funding sources.

The asset / liability committee meets weekly to determine pricing levels. In determining the rate of interest to pay for deposits, many factors are considered including current treasury rates, cash flow requirements, interest rate sensitivity position, rates paid by competitors, cost of alternative funding sources and income objectives.

The following tables illustrate the changes within the deposit structure during 1996. Lower costing savings type accounts continued to decrease while higher costing certificates of deposit increased. For additional deposit information please see "Note 8: Deposits".

                                            (Dollars in thousands)
Years Ended December 31,             1996        1995        1994

Net increase (decrease)
 in deposits
 before interest                  $61,257     $(2,335)   $(53,372)
Interest credited                  21,497      17,893      14,313
--------------------------------------------------------------------
Net increase (decrease)
 in deposits                      $82,754     $15,558    $(39,059)
====================================================================

The net change in deposit accounts of various types, for the periods indicated was:

                                            (Dollars in thousands)
Years Ended December 31,             1996        1995        1994

Regular savings and clubs        $(17,976)   $(45,636)   $(31,976)
NOW accounts                       (1,583)        362        (972)
Demand deposits                     1,137          28       4,717
Money market accounts              14,776      (3,255)     (3,913)
Certificates of deposit            87,476      64,176      (7,407)
Escrow deposits                    (1,076)       (117)        492
--------------------------------------------------------------------
Total                             $82,754     $15,558    $(39,059)
====================================================================

Other Operating Income

Other income is primarily generated through service charges and other fee-based income derived from deposit and lending activities. Other operating income for the year ended December 31, 1996 totalled $2.0 million compared with other operating income of $2.1 million for the year ended December 31, 1995. The following table summarizes the categories of other income:

                                            (Dollars in thousands)
Years Ended December 31,             1996       1995         1994

Deposit account fees               $1,638     $1,578       $1,617
Customer service fees                 137        140          147
Fees from savings bank life
 insurance sales                      149        140          121
Loan and loan servicing fees           47         49           81
Other fees                             78        173          241
------------------------------------------------------------------
Total other income                 $2,049     $2,080       $2,207
==================================================================

Operating Expenses

The Company's operating expenses include salaries and employee benefit costs, professional and other services, occupancy and equipment costs, and FDIC insurance costs among other charges. Total operating expenses for the year ended December 31, 1996 were $13.8 million including net restructure charges of $77,000 and including a net gain from OREO operations of $117,000. Total operating expenses for the year ended December 31, 1995 were $17.0 million including net restructure charges of $1.9 million and including a net gain from OREO operations of $1.0 million. Operating expenses, excluding net restructure charges and OREO operations, totalled $13.8 million for the year ended December 31, 1996 compared with $16.1 million for the year ended December 31, 1995, representing a decrease of $2.3 million or 14.2%. The decrease in expenses during 1996 was primarily the result of a general reduction in expenses due, in part, to the implementation of a major restructuring program, begun during the second quarter of 1995, as well as other initiatives.

The net cost of the operation of other real estate owned includes expenses related to the maintenance of OREO, including real estate taxes and property insurance. These expenses are reduced by gains recognized on the sales of OREO. The net cost of the operation of OREO equalled a net gain of $117,000 for the year ended December 31, 1996 compared with a net gain of $1.0 million for the year ended December 31, 1995 as gains recognized from the sales of OREO more than offset the costs associated with property operations.

The Company began a restructuring program in the second quarter of 1995 which reduced the Company's workforce. Additional restructuring plans authorized by the Board of Directors took effect in the fourth quarter of 1995 with regard to the outsourcing of the Bank's data processing operations and other staff reductions. Gross restructure costs totalling $2.8 million were charged to operations during 1995 resulting primarily from the combination of severance charges and the writedown to estimated salvage value of fixed assets associated with data processing. Total restructure charges were partially offset by the recognition of curtailment gains totalling $949,000 in the non-contributory defined benefit plan and the defined benefit postretirement plan. Net charges from both phases of the restructure totalled $1.9 million for the year ended December 31, 1995.

Additional restructuring was undertaken during 1996, though to a lesser degree, with gross charges to operations of $340,000 primarily representing severance charges relating to the termination of approximately 15 employees or approximately 9% of the total workforce at that time. These gross charges were partially offset by the recognition of curtailments gains of $263,000 in the non-contributory defined benefit plan and the defined benefit postretirement plan. Net charges totalled $77,000 for the year ended December 31, 1996. The total reduction in full time equivalent employees since March 31, 1995 is approximately 39%.

Income Taxes

During 1996, the Company recognized $5.8 million of its deferred tax asset as a result of projected earnings.

The net deferred tax asset at December 31, 1996 totalled $5.2 million as compared with $4.0 million at December 31, 1995. The addition to the net deferred tax asset in 1996 is principally due to deferred taxes established for unrealized losses on the available for sale securities portfolio. At December 31, 1996, the Company had gross deferred tax assets of $12.8 million, a valuation allowance against the deferred tax assets of $6.6 million and gross deferred tax liabilities of $1.1 million.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the net deferred tax asset recognized at December 31, 1996.

During 1997, management will continue to reassess the level of the valuation allowance for the deferred tax asset to determine if it should be adjusted.

Liquidity, Sources and Uses of Funds,and Capital Resources

Liquidity involves the ability to meet cash flow requirements of depositors wanting to withdraw funds or of borrowers needing assurance that sufficient funds will be available to meet their credit needs. Cash on hand, deposits at other financial institutions and federal funds sold are the principal sources of liquidity. Cash and cash equivalents totalled $31.9 million at December 31, 1996 compared with $35.5 million at December 31, 1995 and compared with $50.0 million at December 31, 1994. Cash and cash equivalents were 4.24% of total assets at December 31, 1996 compared with 5.39% of total assets at December 31, 1995 and compared with 7.83% of total assets at December 31, 1994.

The primary sources of funds include cash receipts from deposits, loan principal and interest payments, proceeds from the sale of investments, earnings from investments, and proceeds from amortizing and maturing investments. The principal uses of funds include disbursements to fund investment purchases, loan originations, payment of interest on deposits, and payments to meet the operating expenses of the Company and Dime.

Net cash used by investing activities totalled $99.8 million during the year ended December 31, 1996 as the Company reinvested funds provided by the decrease in the loan portfolio, deposit growth and maturing investments to fund the purchase of mortgage-backed securities and other investment securities. The net decrease in the loan portfolio totalled $50.2 million while deposits increased by $82.8 million and funds provided by maturing and amortizing investments totalled $40.7 million. Funds provided from the sale of investments totalled $133.2 million.

At December 31, 1996, FHLBB borrowings totalled $58.0 million, unchanged from year-end 1995 and compared with $60.0 million at December 31, 1994. The Company believes that liquidity is sufficient to meet currently known demands and commitments and may use FHLBB borrowings as a source of new funds, if needed. The maximum amount that Dime may borrow is at the discretion of the FHLBB. Based on the level of qualifying collateral available to secure advances at December 31, 1996, Dime's estimated borrowing limit was $519.2 million.

At December 31, 1996, there were $337.4 million of time certificates of deposit maturing within one year compared with $242.9 million at December 31, 1995 and compared with $195.0 million at December 31, 1994. The Company expects that substantially all of these certificates will be renewed or replaced with new deposits.

The primary source of funds for the Company is the dividends received from Dime. The liquidity and the capital resources of the Company are largely dependent upon the liquidity, profitability and capital position of Dime. At December 31, 1996, the Company's equity to assets ratio was 8.33% compared with an equity to assets ratio of 7.85% at December 31, 1995 and compared with an equity to assets ratio of 7.09% at December 31, 1994. The Company must comply with the capital ratio requirements set by the Board of Governors of the Federal Reserve while Dime must comply with the capital ratio requirements set by the FDIC. The following table presents the Company's risk-based capital and leverage capital ratios:

                                            (Dollars in thousands)
December 31,                    Required*       1996         1995

Tier 1 risk-based capital           6.00%      17.93%       15.15%
Total risk-based capital           10.00%      19.21%       16.44%
Leverage capital                    5.00%       8.44%        7.50%

<F1> *  For an institution to be considered "well capitalized" a capital ratio in excess of those shown is required.

Recent Accounting Pronouncements

Impairment of Long-Lived Assets

SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of ", was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No.
121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. There have been no events or changes in circumstances that the Company believes indicate that the carrying value of an asset may not be recoverable as of December 31, 1996.

Mortgage Servicing Rights

In May 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights" was issued. SFAS No. 122 requires an enterprise which acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing retained, to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values if it is practical to estimate those fair values. These mortgage servicing rights are to be amortized in proportion to and over the period of estimated net servicing income and should be evaluated for impairment based on their fair values. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. The adoption of this Statement in 1996 did not have a material effect on the Company's consolidated financial statements.

Stock Option Plans

In October 1995, SFAS No. 123 "Accounting for Stock-Based Compensation" was issued and is effective for fiscal years beginning after December 15, 1995. This Statement establishes accounting and reporting standards for stock-based employee compensation plans and defines a fair value based method of accountin g for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting
Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting defined in this Statement had been applied. The Company adopted this statement in 1996, but elected to follow Opinion 25. Proforma disclosure of net income and earnings per share are included in Note #18 "Stock Based Compensation Plans".

Accounting for Transfers and Servicing of Financial Assets

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in June 1996, and amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" issued in December 1996 and is effective January 1, 1997. This statement provides financial reporting standards for the derecognition and recognition of financial assets, including the distinction between transfers of financial assets which should be recorded as sales and those which should be recorded as secured borrowings. The Company does not anticipate that the adoption of these statements will have a material effect on the consolidated financial statements.

Year Ended December 31, 1995, Compared to Year Ended December 31, 1994.

Overview: Net Income for the year ended December 31, 1995 totalled $6.0 million or $1.21 per share compared with a net income of $4.7 million or $0.94 per share for the year ended December 31, 1994. The change in results was primarily caused by decreased operating expenses and the recognition of $2.8 million of the Company's deferred tax asset as the result of improved earnings projections during 1995.

Interest Income: Interest income for the year ended December 31, 1995 totalled $47.5 million compared with interest income of $44.7 million for the year ended December 31, 1994. This increase of $2.8 million or 6.20% was due principally to an increase in the weighted average yield on interest earning assets from 7.27% for the year ended 1994 to 7.70% for the year ended 1995.

Interest Expense: Interest expense totalled $22.1 million for the year ended December 31, 1995 compared with interest expense of $18.8 million for the year ended December 31, 1994. This increase was primarily caused by a general increase in the rates paid on deposits, the principal source of funding for the Company. The average cost of interest-bearing liabilities during 1995 equalled 4.05% compared with an average cost of 3.27% during 1994.

Provision for Loan Losses: The provision to the allowance for loan losses for the year ended December 31, 1995 totalled $7.6 million compared with a provision for the year ended December 31, 1994 of $4.5 million. The increased provision during 1995 was primarily due to the Company's assessment, based on new information, that there was increased potential exposure in the residential loan portfolio. Approximately 200 new appraisals were received on a segment of the performing 1 - 4 family residential loan portfolio which indicated a substantial decline in the value of the collateral securing many of these loans since the original funding date.

Investment Securities Gains: The Company recognized gains of $298,000 on the sale of investment securities during the year ended December 31, 1995 compared with net gains of $6,000 for the year ended December 31, 1994.

Gain on Sale of Assets Held for Sale: The Company recorded a gain, in 1994, of $1.3 million on the sale of assets which had been classified as held for sale. During 1994, all assets classified as held for sale were sold with the exception of approximately $1.5 million which were reclassified within non-performing assets at December 31, 1994. No assets were classified as held for sale at December 31, 1995.

Other Operating Income: Other operating income during 1995 decreased slightly by $127,000 or 5.75%, and totalled $2.1 million for the year ended December 31, 1995 compared with other operating income of $2.2 million for the year ended December 31, 1994. Other operating income consists primarily of service charges and other fees generated from deposit and lending activities.

Operating Expenses: Total operating expenses for 1995 were $17.0 million compared with $20.1 million for 1994, representing a decrease of $3.1 million or 15.5%. Operating expenses, excluding non-recurring items equalled $16.1 million for the year ended December 31, 1995 compared with $19.0 million for the year ended December 31, 1994. Non-recurring items excluded were from OREO operations and net restructure charges during 1995 and OREO operations and writedowns on assets held for sale during 1994.

Income Taxes: The Company provided only for the minimum State tax during 1995 and 1994 because of tax loss carry forwards available to offset regular Federal and State income tax provisions. Additionally, the Company recognized $2.8 million of its deferred tax asset during 1995 as a result of improved earnings projections.

Consolidated Statements of Condition                Dime Financial Corporation
                                                            1996 Annual Report


                                     (Dollars in thousands, except share data)

December 31,                                                                                                     1996      1995

Assets
 Cash and amounts due from banks - Note 2                                                                     $10,430   $11,172
 Interest bearing deposits                                                                                        149     2,983
 Federal funds sold                                                                                            21,296    21,334
 Investment securities available for sale
  (amortized cost: $26,304 in 1996; $8,154 in 1995) - Note 4                                                   26,233     8,138
 Investment securities held to maturity (market value: $119,238 in 1996; $48,245 in 1995) - Note 4            120,257    47,898
 Mortgage-backed securities available for sale
  (amortized cost: $160,124 in 1996; $94,809 in 1995) - Note 4                                                158,728    95,190
 Investment in Federal Home Loan Bank of Boston stock - Note 9                                                  7,192     7,192
 Loans receivable - Notes 5 and 9                                                                             400,222   456,443
  Allowance for loan losses                                                                                   (12,929)  (12,779)
--------------------------------------------------------------------------------------------------------------------------------
  Loans receivable, net                                                                                       387,293   443,664
 Premises and equipment, net - Note 6                                                                           5,095     5,926
 Accrued income receivable                                                                                      5,214     4,451
 Other real estate owned - Note 7                                                                               1,210     1,415
 Deferred income taxes - Note 11                                                                                5,166     4,012
 Other assets                                                                                                     622     2,230
 Excess of cost over fair value of net assets acquired                                                          2,418     2,768
--------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                                 $751,303  $658,373
================================================================================================================================
Liabilities and Shareholders' Equity
Liabilities
 Deposits - Note 8                                                                                           $626,098  $543,344
 Federal Home Loan Bank of Boston advances - Note 9                                                            58,000    58,000
 Other liabilities                                                                                              4,594     5,361
--------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                             688,692   606,705
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity - Notes 12, 13 and 17
 Preferred stock; no par; 1,000,000 shares authorized; none issued and outstanding                                 --        --
 Common stock; $1.00 par value; authorized 9,000,000 shares;
  issued 5,480,896 and 5,373,992 in 1996 and 1995, respectively;
  outstanding 5,129,289 and 5,022,385 in 1996 and 1995, respectively                                            5,481     5,374
 Additional paid-in capital                                                                                    52,209    51,117
 Retained earnings (deficit)                                                                                    8,788    (2,166)
 Net unrealized gain (loss) on available for sale securities, net of taxes                                       (969)      241
 Treasury stock - 351,607 shares at cost                                                                       (2,898)   (2,898)
--------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                                     62,611    51,668
--------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                                   $751,303  $658,373
================================================================================================================================
Commitments and contingencies - Notes 6, 12, 14 and 21


See accompanying notes to consolidated financial statements


Consolidated Statements of Operations               Dime Financial Corporation
                                                            1996 Annual Report


(Dollars in thousands, except per share amounts)

Years ended December 31,                                                                              1996       1995      1994

Interest Income
 Interest and fees on loans                                                                        $35,417    $39,781   $40,041
 Interest-bearing deposits                                                                              23        126       106
 Federal funds sold                                                                                    929      1,174       557
 Interest and dividends on investment securities:
  U. S. treasury securities                                                                            241        649     1,358
  U. S. government agency obligations                                                                5,389      2,315       610
  REMIC/CMO's                                                                                        3,152      1,380        --
  Non-agency REMIC/CMO's                                                                             2,008         --        --
  Mortgage-backed securities                                                                         3,062      1,069        --
  Asset-backed securities                                                                              661         --        --
  Other bonds and notes                                                                                 48        475     1,427
  Equity securities                                                                                      1          3        50
 Dividends on Federal Home Loan Bank of Boston stock                                                   460        504       554
--------------------------------------------------------------------------------------------------------------------------------
  Total Interest Income                                                                             51,391     47,476    44,703
--------------------------------------------------------------------------------------------------------------------------------
Interest Expense
 Interest to depositors                                                                             21,497     17,893    14,313
 Interest on FHLBB advances                                                                          3,998      4,186     4,442
--------------------------------------------------------------------------------------------------------------------------------
  Total Interest Expense                                                                            25,495     22,079    18,755
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                                 25,896     25,397    25,948
 Provision for loan losses - Note 5                                                                  2,000      7,550     4,516
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses                                                 23,896     17,847    21,432
 Investment securities gains, net - Note 4                                                             326        298         6
 Gain on sale of assets held for sale                                                                   --         --
 Deposit account fees                                                                                1,638      1,578     1,617
 Other operating income                                                                                411        502       590
--------------------------------------------------------------------------------------------------------------------------------
 Income before other operating expenses                                                             26,271     20,225    24,911
--------------------------------------------------------------------------------------------------------------------------------
Other Operating Expenses
 Salaries and employee benefits                                                                      6,770      7,763     9,114
 Professional and other services                                                                     2,275      2,389     2,704
 Bank occupancy and equipment expense                                                                2,611      3,032     3,138
 FDIC assessment                                                                                        79        898     1,633
 Writedowns on assets held for sale                                                                     --         --       235
 Net cost (earnings) of operation of other real estate owned - Note 7                                 (117)    (1,029)      867
 Other operating expenses                                                                            2,113      2,057     2,432
 Restructure expense, net - Note 10                                                                     77      1,887        --
--------------------------------------------------------------------------------------------------------------------------------
  Total Other Operating Expenses                                                                    13,808     16,997    20,123
--------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                                          12,463      3,228     4,788
 Income taxes (benefit) - Note 11                                                                      (10)    (2,813)       60
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                         $12,473     $6,041    $4,728
================================================================================================================================
Earnings per share - Note 3                                                                          $2.45     $ 1.21     $0.94



See accompanying notes to consolidated financial statements





Consolidated Statements of Changes in               Dime Financial Corporation
 Shareholders' Equity                                       1996 Annual Report





                                                                                                        (Dollars in thousands)
Years ended December 31, 1996, 1995 and 1994

                                                                                                 Net
                                                                                              Unrealized
                                                                                              Gain (Loss)
                                                                   Additional    Retained   on Available
                                                          Common      Paid-In    Earnings       for Sale   Treasury
                                                           Stock      Capital    (Deficit)    Securities      Stock      Total

Balance at December 31, 1993                              $5,345      $50,846    $(12,935)                  $(2,898)   $40,358
--------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1994:
 Net unrealized gain on securities available for sale,
  upon implementation of change in accounting
  for debt and equity securities                              --           --          --            218         --        218
 Net income                                                   --           --       4,728                        --      4,728
 Change in net unrealized gain on securities
  available for sale                                          --           --          --           (108)        --       (108)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                               5,345       50,846      (8,207)           110     (2,898)    45,196
Year ended December 31, 1995:
 Options exercised                                            29          271          --             --         --        300
 Net income                                                   --           --       6,041             --         --      6,041
 Change in net unrealized gain on securities
  available for sale                                          --           --          --            131         --        131
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                               5,374       51,117      (2,166)           241     (2,898)    51,668
Year ended December 31, 1996:
 Options exercised                                           107        1,092                         --         --      1,199
 Net income                                                   --           --      12,473             --         --     12,473
 Dividends paid                                               --           --      (1,519)            --         --     (1,519)
 Change in net unrealized gain (loss) on
  securities available for sale                               --           --          --         (1,210)        --     (1,210)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                              $5,481      $52,209      $8,788          $(969)   $(2,898)   $62,611
================================================================================================================================


See accompanying notes to consolidated financial statements


Consolidated Statements of Cash Flows               Dime Financial Corporation
                                                            1996 Annual Report



                                                                                                         (Dollars in thousands)

Years ended December 31,                                                                          1996         1995        1994

Cash flows from operating activities:
 Net income                                                                                    $12,473       $6,041      $4,728
 Adjustments to reconcile net income to net cash from operations:
  Provision for loan losses                                                                      2,000        7,550       4,516
  Provision for OREO losses                                                                        (74)          --         125
  Depreciation and amortization                                                                    963        1,483       1,446
  Premises and equipment restructuring charges                                                      --        1,107          --
  Amortization / accretion of investment securities, net                                          (655)         147       1,059
  Amortization of intangible assets                                                                350          349         350
  Amortization of net deferred loan fees                                                           (63)        (166)       (864)
  Deferred income tax benefit                                                                     (531)      (2,831)       (555)
  Gain on sale of available for sale securities                                                   (326)        (298)         (6)
  Gain on sale of assets held for sale                                                              --           --      (1,266)
  Writedowns on assets held for sale                                                                --           --         235
  Other real estate owned gains, net                                                              (431)      (2,057)       (824)
  (Increase) decrease in accrued interest receivable                                              (763)        (453)        928
  Decrease in current income tax receivable                                                         --           --       8,396
  (Increase) decrease in other assets                                                            1,608          473      (1,721)
  Increase (decrease) in other liabilities                                                        (716)         688         836
--------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                     13,835       12,033      17,383
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Available for sale investment securities:
  Investment securities purchased                                                              (31,745)          --      (3,988)
  Proceeds from sales of investment securities                                                   7,076        4,660          11
  Proceeds from maturity of investment securities                                                   --        4,000          --
  Proceeds from principal payments on asset-backed securities                                    2,511           --          --
 Available for sale mortgage-backed securities:
  Mortgage-backed securities purchased                                                        (202,368)     (98,791)         --
  Proceeds from principal payments on mortgage-backed securities                                11,807        4,265          --
  Proceeds from sale of mortgage-backed securities                                             126,155           --          --
 Held to maturity investment securities:
  Investment securities purchased                                                              (94,680)     (71,846)    (36,250)
  Proceeds from maturity of investment securities                                               26,400       63,299      62,512
 Net (increase) decrease in loans                                                               50,165       41,104     (16,785)
 Proceeds from sale of loans                                                                     2,835        8,022          --
 Loans purchased                                                                                    --           --     (13,846)
 Purchase of premises and equipment, net                                                          (377)        (231)       (878)
 Proceeds from sale of bank-owned buildings                                                        245           --          --
 Proceeds from sale of assets held for sale                                                         --           --      46,960
 Proceeds from sale of other real estate owned                                                   2,206        5,230       5,945
--------------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by investing activities                                             (99,770)     (40,288)     43,681
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Net increase (decrease) in deposits                                                            82,754       15,558     (39,059)
 Proceeds from exercise of stock options                                                         1,086          226          --
 Payments of FHLB of Boston advances                                                                --       (2,000)     (1,000)
 Payments of cash dividends                                                                     (1,519)          --          --
--------------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities                                              82,321       13,784     (40,059)
--------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and equivalents                                                (3,614)     (14,471)     21,005
--------------------------------------------------------------------------------------------------------------------------------
 Cash & cash equivalents at beginning of period                                                 35,489       49,960      28,955
--------------------------------------------------------------------------------------------------------------------------------
 Cash & cash equivalents at end of period                                                      $31,875      $35,489     $49,960
===============================================================================================================================
Supplemental disclosures of cash flow information:
 Non-cash investing activities:
  Transfer of investment securities from held to maturity to available for sale                     --      $75,688          --
  Transfer of loans to other real estate owned, net                                             $1,434         $878      $1,360
  Transfer of loans to assets held for sale                                                         --           --     $19,038
  Transfer of other real estate owned to assets held for sale                                       --           --         $76
 Cash paid during the year for:
  Interest to depositors                                                                       $21,407      $17,875     $14,332
  Interest on FHLBB advances                                                                    $4,022       $4,198      $4,450
  Income taxes                                                                                    $311         $103         $40


See accompanying notes to consolidated financial statements


Notes to Consolidated Financial Statements          Dime Financial Corporation
                                                            1996 Annual Report




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

Management believes that the allowance for loan losses is adequate, and other real estate owned is properly valued. While management uses available information to recognize losses on loans, and other real estate owned, future additions to the allowance for loan losses or valuation adjustments for other real estate owned may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans and valuation of other real estate owned. Such agencies may require the Company to recognize additions to the allowance or additional writedowns on other real estate owned based on their judgments about information available to them at the time of their examination.

Loans: Interest on loans is accrued and credited to operations based upon principal amounts outstanding. The accrual of interest income and the amortization of loan origination fees is discontinued when a loan becomes 90 days past due, or earlier if there is doubt as to the ultimate collection of principal or interest. When the accrual of interest ceases, previously recognized and uncollected interest is reversed against interest income. Interest income on non-accrual loans residential and consumer in nature is recognized to the extent payments are received. Interest income on non-accrual loans commercial in nature is applied as a reduction of the carrying value to the extent payments are received.

In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No.114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") which was amended in October 1994 by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" which is effective for fiscal years beginning after December 15, 1994. The Company adopted SFAS No. 114 and SFAS No. 118 on January 1, 1995. These Statements apply to all loans except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, or loans otherwise carried at fair value or the lower of cost or fair value. SFAS No. 114 and SFAS No. 118 specifically exclude leases and debt securities from its valuation standards. These Statements require that loans that are impaired (due to the inability to collect all contractual amounts due) be measured and valued based on (1) the present value of expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of supporting collateral if the loan is collateral dependent. Because of the similarities between measurement requirements of SFAS No. 114 and SFAS No. 118 and methods previously used by the Company to evaluate impaired loans, SFAS No. 114 and SFAS No. 118 did not have a material impact on the Company's financial statements when adopted. Interest income on impaired loans is generally recognized in accordance with the Company's existing income recognition policy. Management believes that the valuation allowance for impaired loans is adequate.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield over the life of the loan using a method which approximates the interest method.

Investment and Mortgage-backed Securities: The Company's securities portfolio consists of debt and equity securities. The Company classifies individual securities into one of three categories, held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities for which the Company has the positive intent and ability to hold to maturity. Trading securities, if any, consist of securities bought principally for the purpose of selling them in the near term. All other securities held by the Company are classified as available for sale. Held to maturity securities are carried at amortized cost; trading securities are carried at fair value, with unrealized gains and losses reported in earnings; and available for sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity (net of taxes). The adjustments to shareholders' equi ty will fluctuate in future periods reflecting changes in the unrealized gains and losses on securities classified as available for sale.

The amortization of premiums and accretion of discounts is recorded over the life of the security or, in the case of adjustable rate securities, until the fully indexed yield is obtained using the interest method.

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

Assets Held for Sale: Loans and other real estate owned that are classified as held for sale are carried at the lower of cost or fair value, less estimated selling costs. Charge-offs and writedowns to reduce the carrying value of loans and other real estate owned to fair value less estimated selling costs are recorded against the allowance for loan losses, the allowance for OREO losses or as other real estate owned expenses. Subsequent to the transfer of loans to held for sale, payments received are applied to the carrying value of the asset.

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

Excess of Cost Over Fair Value of Net Assets Acquired: The excess of cost over fair value of net assets acquired is being amortized on the straight-line method over a fifteen year period. Accumulated amortization was $2,826,000 and $2,476,000 in 1996 and 1995, respectively.

Income Taxes: Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Reclassifications: Certain reclassifications have been made to the prior years' amounts to conform with the 1996 presentation.

Note 2: Cash and Due From Banks

Dime is subject to requirements of the Federal Reserve Bank of Boston to maintain certain average cash reserve balances. At December 31, 1996, and 1995, these reserves were $1.4 million.

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

The amortized costs, approximate market values, and maturity groupings of investment and mortgage-backed securities are as follows:



                                                                                                       (Dollars in thousands)
December 31, 1996
                                                                                                                     Yield on
                                                                   Amortized  Unrealized    Unrealized     Market        Debt
                                                                        Cost       Gains        Losses      Value  Securities

Investment securities available for sale:
U.S. government sponsored agency obligations:
 After 1 but within 5 years                                           $4,000        $ --            45     $3,955       6.50%
 After 5 but within 10 years                                           8,000          --           140      7,860       6.85%
Asset-backed securities:
 After 10 years                                                       14,292         114            --     14,406       7.30%
Equity securities                                                         12          --            --
-----------------------------------------------------------------------------------------------------------------
Total investment securities available for sale                       $26,304        $114          $185    $26,233       7.04%
=================================================================================================================
Mortgage-backed securities available for sale:
Mortgage-backed securities:
 GNMA                                                                $20,516         $29           $63    $20,482       6.85%
 FNMA                                                                  2,709          --            --      2,709       6.49%
 FHLMC                                                                   671          --             1        670       6.70%
REMIC / CMO's (includes non-agency)                                  136,228          39         1,400    134,867       6.79%
-----------------------------------------------------------------------------------------------------------------
Total mortgage-backed securities available for sale                 $160,124         $68        $1,464   $158,728       6.79%
=================================================================================================================
Investment securities held to maturity:
U.S. treasury securities:
 After 1 but within 5 years                                           $3,452         $56            --     $3,508       6.50%
U.S. government-sponsored agency obligations:
 Within 1 year (called)                                                9,000          --            --      9,000       7.18%
 After 1 but within 5 years                                           55,853          74           225     55,702       6.84%
 After 5 but within 10 years                                          51,952          --           924     51,028       6.90%
-----------------------------------------------------------------------------------------------------------------
Total investment securities held to maturity                        $120,257        $130        $1,149   $119,238       6.88%
=================================================================================================================



                                                                                                       (Dollars in thousands)

December 31, 1995
                                                                                                                     Yield on
                                                                   Amortized  Unrealized    Unrealized     Market        Debt
                                                                        Cost       Gains        Losses      Value  Securities

Investment securities available for sale:
U.S. treasury securities:
 Within 1 year                                                        $4,043          --            14      4,029       4.18%
Other bonds and notes:
 Within 1 year                                                         4,099           1             3      4,097       4.62%
Equity securities                                                         12          --            --         12
--------------------------------------------------------------------------------------------------------------------------------
Total investment securities available for sale                        $8,154          $1           $17     $8,138       4.40%
================================================================================================================================
Mortgage-backed securities available for sale:
Mortgage-backed securities:
 GNMA                                                                $43,617        $352            15    $43,954       6.55%
 FNMA                                                                  3,156           9            --      3,165       6.60%
 FHLMC                                                                   793          --            --        793       7.06%
REMIC's / CMO's                                                       47,243         138           103     47,278       6.71%
--------------------------------------------------------------------------------------------------------------------------------
Total mortgage-backed securities available for sale                  $94,809        $499          $118    $95,190       6.64%
================================================================================================================================
Investment securities held to maturity:
U.S. treasury securities:
 After 5 years but within 10 years                                    $1,013         $89            --     $1,102       7.20%
U.S. government-sponsored agency obligations:
 Within 1 year                                                         4,000          --            --      4,000       7.00%
 After 1 year but within 5 years                                      20,888         108            --     20,996       6.93%
 After 5 years but within 10 years                                    21,997         150            --     22,147       7.01%
--------------------------------------------------------------------------------------------------------------------------------
Total investment securities held to maturity                         $47,898        $347            --    $48,245       6.98%
--------------------------------------------------------------------------------------------------------------------------------

Under the provisions of the FASB's Special Report "A Guide to Implementation of Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers", the Company reclassified, during 1995, certain investment securities with an amortized cost of $71.1 million from Held to Maturity to Available for Sale. The net unrealized gain on the securities reclassified from Held to Maturity to Available for Sale of $194,000 less an income tax effect of $66,000 increased shareholders' equity.

Proceeds from the sale of available for sale investment securities were $7.1 million in 1996, and proceeds from the sale of available for sale mortgage-backed securities were $126.2 million in 1996, with gross gains of $383,000 partially offset by gross losses of $57,000 realized on those sales.
 By comparison, proceeds from the sale of available for sale securities were $4.7 million in 1995 and proceeds from the sale of investments in equity securities were $11,000 in 1994. Net gains realized on these sales were $298, 000 and $6,000 in 1995 and 1994, respectively. There were no sales of debt securities in 1994.

At December 31, 1996, Dime had $1.0 million in U.S. treasury securities pledged as collateral for public fund deposits. An additional $2.4 million in U.S. treasury securities were pledged as collateral for treasury, tax and loan deposits.

Note 5: Loans Receivable

Loans are summarized as follows:

                                                  (Dollars in thousands)
December 31,                                           1996        1995

Mortgage loans:
 Residential:
  Real estate owner occupied                       $288,002    $329,856
  Real estate non-owner occupied                     31,365      27,699
 Commercial real estate                              33,448      43,659
 Builders' & land                                       447       1,501
Consumer loans                                       44,091      49,288
Commercial loans                                      3,002       4,527
Allowance for loan losses                           (12,929)    (12,779)
Deferred loan origination fees, net                    (133)        (87)
------------------------------------------------------------------------
Total loans, net                                   $387,293    $443,664
========================================================================

At December 31, 1996, 1995 and 1994, the total unpaid principal balances of non-accrual loans were approximately $2.6 million, $7.7 million and $8.0 million, respectively. During 1996, the Company completed bulk sales of non-performing loans totalling $3.7 million. These loans were written down by $1.6 million to $2.1 million prior to sale. In the fourth quarter of 1995, the Company completed a bulk sale of two packages of non-performing assets, non-performing loans totalling $2.5 million and OREO totalling $334,000, prior to writedowns. These assets were written down by $1.4 million.

If the non-accrual loans at December 31, 1996, 1995 and 1994 had remained current in accordance with their contractual payment terms, interest income of $353,000, $787,000 and $533,000, respectively would have been recognized compared to interest income of $67,000, $383,000 and $211,000 actually recognized.

A loan is categorized as a Troubled Debt Restructure ("TDR") if the original interest rate on such loan, repayment terms, or both were restructured due to a deterioration in the financial condition of the borrower. There were no loans categorized as TDR at December 31, 1996. TDR's totalled $885,000 at December 31, 1995 as compared to $10.8 million at December 31, 1994. If the restructured loans at December 31, 1995 and 1994 had remained current in accordance with their contractual payment terms, $181,000 and $1,554,000, respectively of interest income would have been recognized compared with interest income of $42,000 and $1,415,000 actually recognized. Included in TDR's at December 31, 1994 was a loan with a principal balance of $6.4 million which was sold in December, 1995. The remaining TDR's at December 31, 1994 were at market rates at the time of restructure, have performed in accordance with the restructured terms and were no longer categorized as TDR at December 31, 1995.

At December 31, 1996 impaired loans totalled $2.5 million with a related allowance of $425,000 as compared to $5.2 million with a related allowance of $668,000 at December 31, 1995. All impaired loans at December 31, 1996 had a related allowance. Approximately $1.4 million of impaired loans at December 31, 1995 did not have a related allowance. The average balance of impaired loans during 1996 totalled approximately $3.8 million as compared to $6.1 million during 1995. Income recognized during 1996 on these loans totalled approximately $22,000, cash collected totalled approximately $110,000, and approximately $88,000 of cash collected was applied against principal.
Income recognized during 1995 on these loans totalled approximately $173,000, which also approximated cash collected.

Impaired loans are commercial, commercial real estate, non-owner occupied residential mortgage loans, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement.

The definition of "impaired loans" is not the same as the definition of "nonaccrual loans". Nonaccrual loans include impaired loans and are those loans on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days. The Company may choose to place a loan on nonaccrual status while not classifying the loan as impaired if it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for impaired loans is determined by the difference between the fair value of underlying collateral securing the loan and the recorded amount of the loans.

Mortgage and consumer loans which are not individually significant are measured for impairment collectively. Loans that experience insignificant payment delays and insignificant shortfalls in payments generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into considerati on all of the circumstances surrounding the loan and the borrower, including the length of the delay, reasons for delay, the borrower's prior payment record, and the amount of the shortfall in relation to the total debt owed.

Accruing TDR's entered into prior to the adoption of SFAS 114 and SFAS 118 are not required to be reported as impaired unless such loans are not performing according to the restructured terms at adoption of these statements. TDR's entered into after adoption of SFAS 114 and SFAS 118 are reported as impaired and measured for impairment.

Changes in the allowance for loan losses are as follows:


                                            (Dollars in thousands)
December 31,                          1996        1995        1994

Balance at beginning
 of year                           $12,779      $9,326     $14,062
Provision charged
 to expense                          2,000       7,550       4,516
Charge-offs                         (3,767)     (4,846)    (10,245)
Recoveries                           1,917         749         993
--------------------------------------------------------------------
Balance at end of year             $12,929     $12,779      $9,326
====================================================================

The Company's loans receivable consist primarily of residential and commercial real estate loans located within its primary market area in Connecticut. The Company had $8.3 million of loans outstanding concentrated with two borrowers a t December 31, 1996, as compared to $14.5 million at December 31, 1995. The Company's policy for collateral requires that, at the time of origination, the amount of the loan may not exceed 80% of the appraisal value of the property. In cases where the loan exceeds this percentage, private mortgage insurance is generally required for that portion of the loan in excess of 80% of the appraised value of the property.

Note 6: Premises and Equipment

During 1996, the Company disposed of approximately $1.8 million of fully depreciated furniture and equipment. There were no significant disposals in 1995. The details of premises and equipment are as follows:

                                            (Dollars in thousands)
December 31,                                      1996        1995

Bank premises, including land
 of $1,038                                      $7,174      $8,183
Furniture and equipment                          7,637       8,783
--------------------------------------------------------------------
                                                14,811      16,966
Accumulated depreciation
 and amortization                               (9,716)    (11,040)
--------------------------------------------------------------------
Total premises and equipment, net               $5,095      $5,926
====================================================================

Total rental expense under leases for branch locations for 1996, 1995 and 1994 was $160,000, $159,000 and $154,000, respectively. Future minimum payments at December 31, 1996, under non-cancelable operating leases (initial or remaining term greater than one year), are shown in the following table. Renewal options are available for the majority of leased properties for five year periods which have not been included in the table.

                                             (Dollars in thousands)

1997                                                          $117
1998                                                           108
1999                                                            99
2000                                                            82
2001                                                            --
--------------------------------------------------------------------
                                                              $406
====================================================================

Note 7: Other Real Estate Owned

Other real estate owned was comprised of the following at December 31,

                                              (Dollars in thousands)
                                                  1996        1995

Foreclosed real estate                          $1,210      $1,865
Allowance for losses
 on other real estate owned                         --        (450)
--------------------------------------------------------------------
Total other real estate owned, net              $1,210      $1,415
====================================================================

The net cost of operation of other real estate owned was as follows:


                                             (Dollars in thousands)
December 31,                         1996        1995         1994

Net gain on sales of property       $(431)    $(2,057)       $(824)
Provision for losses on OREO          (74)         --          125
Net holding costs                     388       1,028        1,566
--------------------------------------------------------------------
Net OREO cost (gain)                $(117)    $(1,029)        $867
====================================================================

Changes in the allowance for losses on other real estate owned are as follows:

                                             (Dollars in thousands)
Years ended December 31,             1996        1995         1994

Balance at beginning of year        $450         $741         $919
Provision (recovery) charged
 to expense                          (74)          --          125
Charge-offs, net                    (376)        (291)        (303)
--------------------------------------------------------------------
Balance at end of year              $ --         $450         $741
====================================================================

Note 8: Deposits


Deposits are summarized as follows:                                                                      (Dollars in thousands)
December 31,
                                                                                       Weighted                Weighted
                                                                                        Average                 Average
                                                                                    1996        Rate           1995      Rate

Regular savings and clubs                                                       $170,892        2.35%      $188,868      2.35%
Negotiable orders of withdrawal (NOW)                                             21,347        1.74%        22,930      1.74%
Non-interest bearing demand deposits                                              40,273          --         39,136        --
Money market accounts                                                             22,860        4.73%         8,084      2.00%
Certificates of deposit                                                          362,417        5.35%       277,910      5.45%
Retail brokered certificates of deposit                                            2,969        6.23%            --        --
Escrow deposits                                                                    5,340        3.10%         6,416      2.80%
--------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                                  $626,098        4.03%      $543,344      3.74%
================================================================================================================================

Individual interest bearing accounts, including certificates of deposit, with balances of $100,000 and greater totalled $46.7 million and $39.0 million at December 31, 1996 and 1995, respectively.

Interest expense on certificates of deposit with balances of $100,000 and greater totalled approximately $1,005,000, $674,000 and $345,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Certificate maturities with balances of $100,000 and greater are summarized as follows:

                                             (Dollars in thousands)

December 31,                                     1996         1995

Within 3 months                               $13,174       $5,787
After 3 but within 6 months                     7,880        6,170
After 6 but within 12 months                    5,229        3,566
Over 12 months                                    968        1,927
--------------------------------------------------------------------
Total certificates with balances
 of $100,000 and greater                      $27,251      $17,450
====================================================================

The maturities of certificates of deposit at December 31, 1996 follow:

                                             (Dollars in thousands)

Maturity in:
 1997                                                      $337,370
 1998                                                        18,523
 1999                                                         3,728
 2000                                                           781
 2001                                                         2,015
--------------------------------------------------------------------
                                                           $362,417
====================================================================

Interest expense on deposits is summarized as follows:

                                             (Dollars in thousands)
                                      1996        1995        1994

Regular savings and clubs           $4,358      $4,886      $5,953
Now accounts                           339         340         336
Money market accounts                  234         146         202
Certificates of deposits            16,426      12,417       7,737
Retail brokered certificates
 of deposit                             28          --          --
Escrow deposits                        112         104          85
--------------------------------------------------------------------
Total                              $21,497     $17,893     $14,313
====================================================================

Note 9: Federal Home Loan Bank of Boston Advances

Federal Home Loan Bank of Boston ("FHLBB") advances consisted of the following:

                                              (Dollars in thousands)
December 31,                                      1996        1995

Long-term:
 7.07% due 1996                                $    --     $33,000
 7.16% due 1997                                 25,000      25,000
 6.05% due 1998                                 15,000          --
 6.29% due 1999                                 10,000          --
 6.51% due 2000                                  8,000          --
--------------------------------------------------------------------
Total long-term advances                       $58,000     $58,000
====================================================================

All stock in the FHLBB and first mortgage loans on residential property are pledged as collateral to secure the FHLBB advances.

At December 31, 1996, the Company had available for its use a credit line of $10.2 million with the FHLBB. At December 31, 1996, the Company had no borrowings outstanding on the credit line.

Note 10: Restructure Expense, Net

The Company recognized net non-recurring restructuring charges of $77,000 and $1.9 million during 1996 and 1995, respectively, as part of a comprehensive
restructuring program.    The restructuring costs resulted from severance and
benefit charges associated with the reduction in the Company's workforce and costs associated with the disposition of data processing equipment based on a decision to outsource the Company's data processing operations, disposition of bank premises, and professional fees incurred to effect the restructure. These charges were partially offset by the recognition of curtailment gains in the Company's non-contributory defined benefit plan and defined benefit postretirement plan as a result of a decrease in projected benefit obligations due to a reduction in the workforce. The accrued liability for restructure charges equalled $115,000 and $499,000 at December 31, 1996 and 1995, respectively.

The following table illustrates the components of the net restructuring charges for the years ended December 31, 1996 and December 31, 1995. There were no restructure charges recorded in 1994.

                                             (Dollars in thousands)
December 31,                                      1996        1995

Severance and benefit charges                     $340      $1,624
Writedown of data processing equip-
 ment to estimated salvage value                    --         588
Other                                               --         624
--------------------------------------------------------------------
Gross restructuring charges                        340       2,836
Less: curtailment gains                            263         949
--------------------------------------------------------------------
Restructuring charges, net                         $77      $1,887
====================================================================

Note 11: Income Taxes

Income tax expense (benefit) is comprised of the following:

                                             (Dollars in thousands)
December 31,                          1996        1995        1994

Income tax expense (benefit):
 attributable to income (loss)
 Current:
  Federal                             $521          --        $555
  State                                 --          18          60
--------------------------------------------------------------------
                                       521          18         615
--------------------------------------------------------------------
 Deferred:
  Federal                            3,180         871         998
  State                              2,089       1,108         551
 Change in valuation                (5,800)     (4,810)     (2,104)
--------------------------------------------------------------------
                                      (531)     (2,831)       (555)
--------------------------------------------------------------------
Total                                 $(10)    $(2,813)        $60
====================================================================

The principal reasons for the income tax expense (benefit) differing from the amount of such tax computed by applying a Federal Statutory tax rate of approximately 34% to reported income
(loss) before income taxes are as follows:

                                             (Dollars in thousands)

Years ended December 31,              1996        1995        1994

Computed expected federal
 income taxes (benefit)
 based upon statutory rates         $4,241      $1,098      $1,628
State income taxes
 (net of federal tax effect)         1,379         742         403
Effect of dividends received
 deduction                              --          (1)        (12)
Change in the valuation
 allowance for deferred
 tax assets                         (5,800)     (4,810)     (2,104)
Goodwill                               119         119         119
Other, net                              51          39          26
--------------------------------------------------------------------
Total income tax
 expense (benefit)                    $(10)    $(2,813)        $60
====================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and December 31, 1995 are presented below:

                                             (Dollars in thousands)
                                                  1996        1995

Deferred tax assets:
 Allowance for loan losses
  and related items                             $6,952      $7,392
 Accrued compensation and pension                  494         537
 Accrued postretirement expense                    334         360
 Deferred loan origination fees                     53         105
 Net operating loss carryforward                 3,433       7,961
 Tax credit carryforwards                          549         287
 Premises and equipment                            178         593
 FASB No. 115 Unrealized loss                      498          --
 Other                                             339         350
--------------------------------------------------------------------
Total gross deferred tax assets                 12,830      17,585
Less: valuation allowance                        6,574      12,374
--------------------------------------------------------------------
Deferred tax asset, net                          6,256       5,211
Deferred tax liabilities:
 Net unrealized gain on investments
  available for sale                                --         124
 Excess of tax bad debt reserve over
  base year reserve                                747         806
 Other                                             343         269
--------------------------------------------------------------------
Total gross deferred tax liabilities             1,090       1,199
Net deferred tax asset                          $5,166      $4,012
====================================================================

The valuation allowance for deferred tax assets as of January 1, 1996 was $12.4 million. The net change in the total valuation allowance for the year ended December 31, 1996, was a decrease of $5.8 million.

The Company recognized $2.8 million of its deferred tax asset during 1995 as the result of improved earnings projections.

At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of $2.8 million and $2.7 million expiring in 2009 and 2010, respectively, which are available to offset future federal taxable income. The Company had net operating loss carryforwards to offset future state taxable income of $3.0 million, $14.6 million and $10.0 million expiring in 1998, 1999, and 2000 respectively. The Company also had alternative minimum tax credit carryforwards for federal income tax purposes of approximately $549,000 which are available to reduce future federal income taxes, if any, over an indefinite period.

The Company has not provided deferred income taxes for Dime's tax reserve for bad debts that arose in tax years beginning before December 31, 1987, because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of income tax temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $12.7 million at December 31, 1996. This potential liability for which no deferred income taxes have been provided was approximately $5.2 million as of December 31, 1996. Legislation was enacted in 1996 which eliminated the Company's ability to compute its tax bad debt deduction utilizing the percentage-of-taxable income method or the reserve method based upon experience. The legislation does require the recapture of the post-1987 tax bad debt reserves over a six year period. Since Dime previously recognized a deferred tax liability with respect to post 1987 reserves, its income tax expense for financial reporting purposes will not be affected by the recapture requirement.

Based on the Company's projected pre-tax earnings and estimated reversal of taxable temporary differences, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, net of the valuation allowance, and that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. The Company would need to generate approximately $13 million of future taxable income to realize such deferred tax assets. There can be no assurance that the Company will generate any earnings or any specific level of continuing earnings.

Note 12: Shareholders' Equity

The Company's ability to pay dividends to shareholders is substantially dependent on funds received from Dime, subject to regulatory and State of Connecticut statutory requirements.

The principal source of revenue for the Company is dividends received from the Bank. The total of all dividends declared by the Bank in a given calendar year cannot exceed the total of the Bank's net profits for that year, plus the Bank's retained profits from the preceding two years. Also, the Bank cannot pay any dividends that would cause it to have insufficient capital under regulatory guidelines. These limitations did not affect the dividends paid by the Bank to the Company or the dividends paid by the Company to the shareholders during 1996.

Note 13: Regulatory Matters

Dime is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Dime must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under r egulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier 1 Capital to risk-weighted assets, and of Tier 1 Capital to average assets. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based , Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the following table:


                                                                                                        (Dollars in thousands)
As of December 31, 1996:
                                                                                                                 To be Well
                                                                                                                 Capitalized
                                                                                                                Under Prompt
                                                                                          For Capital         Corrective Action
                                                                 Actual               Adequacy Purposes           Provisions
                                                          Amount        Ratio        Amount         Ratio      Amount      Ratio

Total Capital (to Risk Weighted Assets)
 Company                                                 $65,534        19.21%      $27,297          8.00%    $34,121      10.00%
 Bank                                                    $65,491        19.19%      $27,297          8.00%    $34,121      10.00%
Tier 1 Capital (to Risk Weighted Assets)
 Company                                                 $61,161        17.93%      $13,648          4.00%    $20,472       6.00%
 Bank                                                    $61,119        17.91%      $13,648          4.00%    $20,472       6.00%
Tier 1 Capital (to Average Assets)
 Company                                                 $61,161         8.44%      $28,995          4.00%    $36,243       5.00%
 Bank                                                    $61,119         8.43%      $28,995          4.00%    $36,243       5.00%

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

The following table summarizes these financial instruments and other commitments at December 31, 1996 and 1995:

                                             (Dollars in thousands)
                                                  1996        1995

Financial instruments whose
credit risk is represented
by contract amounts:
 Commitments to extend credit:
  Future loan commitments                         $745        $446
  Unadvanced equity lines of credit             10,577      11,166
  Unadvanced commercial
   lines of credit                                 551       1,782
  Amounts due to mortgagors                        313       1,102
 Standby letters of credit                         172         399
--------------------------------------------------------------------
Total off-balance sheet
 financial instruments                         $12,358     $14,895
====================================================================

At December 31, 1996 and 1995, Dime had no outstanding commitments to purchase mortgages.

Dime uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Dime evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by Dime upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable,inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by Dime to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements.
The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Note 15: Employee Benefit Plan

Dime's pension plan (the "Plan") is a noncontributory defined benefit plan, which is qualified under the Employment Retire-ment Income Security Act of 1974, as amended ("ERISA"). The plan covers employees who have in one year completed at least 1,000 hours of service with the Company or Dime and have attained the age of 21 years. The benefits are based on years of service and the employee's average compensation for the five consecutive years of employment during which compensation is the highest. The Company uses the services of enrolled actuaries to calculate the amount of pension expense and contributions to trustees of the Plan. Assets of the Plan are maintained in separate accounts with Connecticut General Life Insurance Company.

The following table sets forth the pension plan's funded status at December 31, based on September 30 information:

                                             (Dollars in thousands)
                                                  1996        1995

Actuarial present value of benefit obligations:
Accumulated benefit obligation,
 including vested benefits of $5,148
 in 1996 and $5,093 in 1995                     $5,148      $5,133
Projected benefit obligation for
 service rendered to date                        5,370       6,414
Plan assets at fair value                        8,027       7,714
--------------------------------------------------------------------
Projected benefit obligation
 compared to plan assets                         2,657       1,300
Unrecognized net (gain) loss                    (1,181)       (763)
Prior service cost not yet recognized
 in net periodic pension cost                     (628)         27
Unrecognized net asset                            (326)       (361)
--------------------------------------------------------------------
Prepaid pension cost                              $522        $203
====================================================================

Assumptions used in the accounting for pension cost are as follows:

                                      1996        1995        1994

Discount rate                          8.0%        7.5%        7.5%
Average wage increase                  4.3%        4.5%        5.0%
Expected long-term rate
 of return                             8.5%        8.8%        8.8%

Net periodic pension cost included the following components as follows:

                                             (Dollars in thousands)
                                      1996        1995        1994

Service cost-benefits earned
 during the period                    $171        $308        $435
Interest cost on projected
 benefit obligation                    414         490         473
Actual return on plan assets          (571)       (839)       (348)
Net amortization and deferral         (150)        193        (247)
--------------------------------------------------------------------
Net periodic pension
 cost (benefit)                      $(136)       $152        $313
====================================================================

During 1995 and continuing into 1996, the Company implemented a restructuring program which reduced the total workforce by approximately 39%. This program resulted in significant changes to the projected benefit obligation due to a reduction in the size of the workforce. In the fourth quarter of 1996, the Company recorded a curtailment gain totalling $182,000 and in the second quarter of 1995 a curtailment gain totalling $839,000 as the result of these changes. The curtailment gains were recorded as a reduction of restructuring charges.

Note 16: Postretirement Benefits other than Pensions

Dime sponsors one defined benefit postretirement plan that covers all employees hired before January 1, 1992. Employees hired on or after January 1, 1992 are not eligible. The plan provides health (medical and dental) benefits, and life insurance benefits. The cost of the plan is shared by the Company and employees retiring after January 1, 1992. Dime contributions for eligible retired employees over age 50 on December 31, 1991, equal 75% of the medical and dental premium and 100% of the life insurance premium up to a combined maximum of $5,500 per year. Dime contributions (premiums) for all other eligible retired employees will be the same as provided for active employees up to a maximum of $3,000 per year. Employees who retired as of December 31, 1991, are grandfathered under the prior plan provisions. There are no Dime contributions during retirement prior to age
65. Dime does not advance fund its postretirement healthcare and life insurance plans.

The following table sets forth the plan's combined funded status reconciled with the amount shown in the statement of financial position at:

                                             (Dollars in thousands)
December 31,                                      1996        1995

Accumulated postretirement
 benefit obligation:
Retirees                                         $(507)      $(396)
Fully eligible active plan participants            (28)       (124)
Other active plan participants                    (103)       (223)
--------------------------------------------------------------------
Accumulated postretirement benefit
 obligation in excess of plan assets              (638)       (743)
Unrecognized net gain from
 past experience different from that
 assumed and from changes in assumptions          (214)       (141)
Adjustment for contributions between
 measurement date and fiscal year end                8          --
--------------------------------------------------------------------
Accrued postretirement benefit cost              $(844)      $(884)
====================================================================
Net periodic postretirement benefit cost
 included the following components:
Service cost                                       $19         $26
Interest cost                                       56          61
Net amortization and deferral                       (3)         --
--------------------------------------------------------------------
Net periodic postretirement benefit cost           $72         $87
====================================================================

For measurement purposes an average 8% annual rate of increase in the per capita cost of covered healthcare benefits was assumed. Due to the dollar cap on Company contributions, the healthcare cost trend rate assumption has a minimal effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $36,256 (approximately 5%).

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% for December 31, 1996 and 7.5% for December 31, 1995.

During 1995 and 1996, the Company implemented a restructuring program which reduced the total workforce by approximately 39%. This program resulted in significant changes to the projected benefit obligation due to a reduction in the size of the workforce. In the fourth quarter of 1996, the Company recorded a curtailment gain of $81,000 and in the second quarter of 1995, the Company recorded a curtailment gain totalling $110,000 as the result of these changes. The curtailment gain was recorded as a reduction of restructuring charges.

Note 17: Stock Option and Incentive Plan

In connection with the conversion to a stock institution in July of 1986, Dime's Board of Directors adopted a Stock Option and Incentive Plan (the "Stock Plan") which provided for incentive stock options and non-qualified stock options and stock appreciation rights ("SARs"). The maximum number of shares issued pursuant to the Stock Plan is 360,000 shares. The seven outside directors serving on Dime's Board of Directors at the time of the conversion each received options to purchase 10,000 shares of Dime Common Stock under a separate 1986 Stock Option Plan for Outside Directors. The Stock Plan and Outside Directors Plan expired in July of 1996, no additional options may be granted under these plans.

In connection with the acquisition of City Savings Bank of Meriden in 1988, all options outstanding at the time under the City Savings Bank of Meriden 1986 Stock Option Plan ("City Plan") were converted into options to purchase shares of Company common stock in accordance with the provisions of the Internal Revenue Code. No additional shares may be granted under the City Plan.

In April of 1996, shareholders approved the 1996 Stock Option and Incentive Plan which provides for a maximum issuance of 390,000 common shares. In addition, shareholders approved a non-qualified stock option agreement for 10,000 common shares for the Company's Chairman of the Board in consideration of extraordinary services rendered by him to the Company. Share-holders also approved the 1996 Stock Option Plan for Outside Directors. The maximum number of shares of common stock to be issued pursuant to this plan is 110,000.

The following is a summary of data involving outstanding options and SARs:

                                                                 1996                       1995                   1994
                                                                    Weighted                   Weighted              Weighted
                                                                     Average                    Average               Average
                                                                    Exercise                   Exercise              Exercise
                                                         Shares        Price       Shares         Price     Shares      Price

Outstanding at beginning of year                        345,352       $10.24      319,904        $10.30    319,804     $10.31
 Granted                                                304,000        14.43      111,500          9.86      2,000       8.88
 Exercised                                             (115,534)       10.22      (29,602)         7.99         --         --
Canceled or expired                                     (20,300)       13.51      (56,450)        11.00     (1,900)     11.00
------------------------------------------------------------------------------------------------------------------------------

Outstanding at end of year                              513,518       $12.60      345,352        $10.24    319,904     $10.30
------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                         306,568                   258,852                  319,904
Weighted average fair value of
 options granted during the year                          $5.83                     $4.29                       --

(Stock options with stock appreciation rights totalled 9,910, 19,130, and 25,400 at December 31, 1996, 1995, and 1994, respectively. Remaining SARs are currently exercisable at $11.00 per share)

The following table summarizes information about stock options outstanding at December 31, 1996:

                                                               Weighted Average
                                                       Number         Remaining        Weighted        Number        Weighted
                                                  Outstanding       Contractual         Average   Exercisable         Average
Range                                             at 12/31/96    Life (in years) Exercise Price   at 12/31/96  Exercise Price

$5.38 to $9.00                                         18,598              3.89           $6.95        18,598           $6.95
$9.01 to $11.00                                        91,000              8.17           $9.54        76,000           $9.52
$11.01 to $13.00                                      110,220              5.47          $11.13        99,470          $11.09
$13.01 to $15.00                                      190,000              9.14          $13.51       100,000          $13.50
$15.01 to $17.00                                      103,700              9.74          $16.21        12,500          $16.19
------------------------------------------------------------------------------------------------------------------------------
$5.38 to $17.00                                       513,518              8.11          $12.60       306,568          $11.44

All options with SARs outstanding at December 31, 1996 were exercisable at that date. At December 31, 1996, 296,658 options without SARs outstanding were exercisable at that date. The remaining 206,950 options without SARs outstanding at December 31, 1996 become exercisable between January 1, 1997 and December, 1998.

Note 18:  Stock-Based Compensation Plans

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                 (in thousands, except share data)
                                                 1996        1995

Net Income                    As Reported     $12,473      $6,041
                                Pro forma     $11,461      $5,837
Earnings per share            As Reported       $2.45       $1.21
                                Pro forma       $2.25       $1.17

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995 and 1996:

 Dividend yield                        1.8%
 Estimated volatility                   28%
 Risk-free interest rate        5.5% - 7.5%
 Average life of grant             10 years

In addition, for purposes of this disclosure, all options outstanding at December 31, 1995 and December 31, 1996 were assumed to vest. In conformity with FASB No. 123, grants made prior to January 1, 1995 are not included within these disclosures.

Note 19:  Disclosures of Fair Value of Financial Instruments

Fair value estimates were made at a specific point in time, based on relevant market conditions and information about the instrument and may not be reflective of current or future fair values. Due to the highly subjective nature of the assumptions utilized in valuing some of the financial instruments and the fact that assets and liabilities that are not considered financial instruments were excluded, the fair values presented should not be interpreted as the aggregate current value of the Company.

These estimates do not reflect any premium or discount that may result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Additionally, the tax ramifications relating to the realization of the unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in these estimates.

Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments:

Assets for Which Fair Value Approximates Book Value: The fair value of cash and amounts due from banks, interest bearing deposits, federal funds sold, and accrued income receivable were estimated to equal their respective book values.

Securities: The fair value of securities was based on quoted market prices published in financial newspapers or bid quotations received from securities dealers. The fair value of Federal Home Loan Bank of Boston stock was estimated to equal its book value due to the historical experience that these stocks are redeemed at par.

Loans: The fair values of loans were estimated for portfolios of loans with similar financial characteristics. The loans were grouped by type, such as residential mortgage, commercial mortgage, commercial loan and consumer loan. Each category was then further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories. The fair value of performing fixed rate loans was then calculated by discounting contractual cash flows through their estimated maturity, adjusting for prepayment assumptions where relevant, using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. Performing variable rate loans were valued by the same method however, cash flows were discounted using the repricing period rather than the remaining term. The fair value of non-performing loans was estimated by the same method using a rate commensurate with the risk associated with the estimated cash flows.

Liabilities for Which Fair Value Approximates Book Value: The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings deposits, escrow deposits, negotiable orders of withdrawal (NOW accounts), and money market deposits was equal to the amount payable on demand.

Time Deposits: The fair value of certificates of deposits and brokered deposits was based on the discounted value of contractual cash flows, using current offering rates or market rates that would be paid for deposits of similar remaining maturities.

Borrowed Funds: The fair value of Federal Home Loan Bank of Boston advances was derived from the cost of paying off the advance at the reporting date.

Letters of Credit: The fair values of commitments to extend credit were estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties. The fair value of items with off-balance sheet risk was approximately $4,000 at December 31, 1996 and approximately $2,000 at December 31, 1995.

(Dollars in thousands)
                                                                                         1996                     1995
                                                                                Carrying   Estimated     Carrying   Estimated
                                                                                   Value  Fair Value        Value  Fair Value

Assets
Cash and amounts due from banks                                                  $10,430     $10,430      $11,172     $11,172
Interest bearing deposits                                                            149         149        2,983       2,983
Federal funds sold                                                                21,296      21,296       21,334      21,334
Investment in FHLB of Boston stock                                                 7,192       7,192        7,192       7,192
Investment and mortgage-backed
 securities available for sale                                                   184,961     184,961      103,328     103,328
Investment securities held to maturity                                           120,257     119,238       47,898      48,245
Loans receivable, net                                                            387,293     391,499      443,664     444,418
Accrued income receivable                                                          5,214       5,214        4,451       4,451
------------------------------------------------------------------------------------------------------------------------------
Liabilities
Regular savings and clubs                                                       $170,892    $170,892     $188,868    $188,868
NOW accounts                                                                      21,347      21,347       22,930      22,930
Non-interest bearing demand deposits                                              40,273      40,273        39,13      39,136
Money market accounts                                                             22,860      22,860        8,084       8,084
Certificate of deposits                                                          362,417     362,794      277,910     278,616
Retail brokered certificates of deposit                                            2,969       3,009           --          --
Escrow deposits                                                                    5,340       5,340        6,416       6,416
------------------------------------------------------------------------------------------------------------------------------
Total Deposits                                                                  $626,098    $626,515     $543,344    $544,050
FHLBB long term borrowings                                                       $58,000     $58,418      $58,000     $58,650

Note 20: Dime Financial Corporation Condensed Parent Company Only Financial Information

Condensed Statements of Condition


                                            (Dollars in thousands)
December 31,                                     1996        1995

Assets
 Cash and due from banks                          $70        $409
 Investment in Dime                            62,569      51,392
 Other assets                                      --           2
--------------------------------------------------------------------
Total assets                                  $62,639     $51,803
====================================================================

Liabilities and Shareholders' Equity
Liabilities
Other liabilities                                 $28        $135
--------------------------------------------------------------------
Total liabilities                                  28         135
--------------------------------------------------------------------
Shareholders' equity
 Preferred stock; no par value;
  1,000,000 shares authorized;
  none issued and outstanding                      --          --
 Common stock; $1.00 par value;
  authorized 9,000,000 shares;
  issued 5,480,896 and 5,373,992
  in 1996 and 1995, respectively                5,481       5,374
 Additional paid-in capital                    52,209      51,117
 Retained earnings (deficit)                    8,788      (2,166)
 Net unrealized gain (loss)
  on available for sale
  securities, net of taxes                       (969)        241
 Treasury stock;
 351,607 shares at cost                        (2,898)     (2,898)
--------------------------------------------------------------------
Total shareholders' equity                     62,611      51,668
--------------------------------------------------------------------
Total liabilities and
 shareholders' equity                         $62,639     $51,803
====================================================================


Condensed Statements of Operations

                                            (Dollars in thousands)
December 31,                          1996        1995       1994

Dividends from subsidiary             $100
Other expenses, net                      7         (38)        (2)
--------------------------------------------------------------------
Income before taxes and equity
 in earnings of subsidiary              93          38          2
Income tax expenses                     --           1          3
--------------------------------------------------------------------
Income before equity in
 earnings of subsidiary                 93          37         (1)
Equity in earnings
 of subsidiary                      12,380       6,004      4,729
--------------------------------------------------------------------
Net income                         $12,473      $6,041     $4,728
====================================================================


Condensed Statements of Cash Flows

                                            (Dollars in thousands)
December 31,                         1996        1995        1994

Cash flows from
 operating activities:
Net income                        $12,473      $6,041      $4,728
Adjustments to reconcile
 net income to cash provided
 by operating activities:
Equity in earnings
 of subsidiary                    (12,380)     (6,004)     (4,729)
Other, net                              1          81          32
--------------------------------------------------------------------
Cash provided by
 operating activities                  94         118          31
--------------------------------------------------------------------
Cash flows from
 financing activities:
Proceeds from exercise of
 stock options                      1,086         226          --
Return of cash dividends
 from subsidiary                       --          --        (550)
Payments of cash dividends         (1,519)         --          --
--------------------------------------------------------------------
Cash used by financing
 activities                          (433)        226        (550)
--------------------------------------------------------------------
Net increase (decrease) in cash
 and due from banks                  (339)        344        (519)
--------------------------------------------------------------------
Cash and cash equivalents
 at beginning of year                 409          65         584
--------------------------------------------------------------------
Cash and cash equivalents
 at end of year                       $70        $409         $65
====================================================================

Note 21: Legal Proceedings

The Company is party to various legal proceedings normally incident to the kind of business conducted. After reviewing such proceedings with counsel, management believes that no material liability will result from such proceedings.



Independent Auditors' Report                        Dime Financial Corporation
                                                            1996 Annual Report


The Board of Directors and Shareholders
Dime Financial Corporation:


      We have audited the accompanying consolidated statements of condition of Dime Financial Corporation and subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dime Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/  KPMG PEAT MARWICK LLP

Hartford, Connecticut
January 17, 1997


Corporate Information as of January 31, 1997        Dime Financial Corporation
                                                            1996 Annual Report

Directors of Dime Financial Corporation

Judge Ralph D. Lukens
Chairman of the Board
Dime Financial Corporation
Retired Probate Court Administrator
State of Connecticut

Richard H. Dionne
President and Chief Executive Officer
Dime Financial Corporation

Fred A. Valenti
President
Valenti Auto Sales, Inc.

Rosalind F. Gallagher
President and Co-Owner
Gallagher Travel Shoppe

Robert Nicoletti, Ph.D.
Retired Superintendent of Schools
Shepaug Valley Regional School District 12

M. Joseph Canavan
President and Chief Executive Officer
Diagnostic Medical Laboratory, Inc.

William J. Farrell
President, William J. Farrell, CPA
A Professional Corp.

Richard D. Stapleton
Executive Vice President,Secretary and General Counsel
The Lane Construction Corporation

Gary O. Olson
Of Counsel to the law firm of Luby, Olson, Mango, Gaffney and De Frances

Theodore H. Horwitz
President and
Chief Executive Officer
Veterans Memorial Medical Center

Officers of Dime Financial Corporation

Richard H. Dionne
President and
Chief Executive Officer

Albert E. Fiacre, Jr.
Senior Vice President and Chief Financial Officer

Timothy R. Stanton
Senior Vice President of Retail Operations

Frank P. LaMonaca
Senior Vice President and Senior Loan and Credit Officer

Robert L. Carmody
Senior Vice President of Lending

Walter A. Galas
Vice President of Operations

Robert P. Simon
Vice President and Comptroller

Peter F. Lenkoski
Vice President of Internal Loan Review

James T. Masters
Vice President of Retail Lending

Eleanor M. Tolla
Assistant Treasurer and Corporate Secretary

Corporate Headquarters
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492

General Counsel
Day, Berry & Howard
CityPlace
Hartford, Connecticut 06103-3499

Transfer Agent
Dime Financial Corporation
c/o The First National
Bank of Boston
c/o Boston EquiServe, L.P.
Investor Relations
Mail Stop: 45-02-64
P.O. Box 644
Boston, Massachusetts 02102-0644
Shareholder Inquiries:
(800) 733-5001

Independent Certified
Public Accountants
KPMG Peat Marwick LLP
CityPlace II
Hartford, Connecticut 06103-4103

Shareholder Relations
Eleanor M. Tolla
Corporate Secretary
Dime Financial Corporation
P.O. Box 700
Wallingford, Connecticut 06492
Phone: (203) 269 - 8881

Stock Listing
Dime Financial Corporation is traded in the over-the-counter market and is quoted on the NASDAQ National Market System under the symbol "DIBK." It is found in newspaper stock tables as "Dime Fin'l Corp. - Connecticut" or an abbreviation thereof, alphabetized in the "D's."

Annual Meeting
April 23, 1997, 10:00 a.m.
Yankee Silversmith Inn
1033 North Colony Road
Wallingford, Connecticut 06492

Form 10-K and Annual Report
The Company's Form 10-K is filed with the Securities and Exchange Commission, a copy of which is available without charge from:
Shareholder Relations
Dime Financial Corporation
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492

Common Stock Information
The stock is traded on the
NASDAQ National Market
System (the "NMS") under the symbol "DIBK."
On December 31, 1996, there
were 1,743 shareholders of record.

The Company Has Paid Quarterly Dividends as follows:

Payment Date                                   Dividend per share

February 22, 1996                                           $0.07
May 23, 1996                                                $0.07
August 23, 1996                                             $0.08
November 20, 1996                                           $0.08
February 24, 1997                                           $0.09

Prior to the dividend of $0.07 per share paid to shareholders on February 22, 1996, dividends had been suspended since 1991.
The Company currently expects to continue paying regular quarterly dividends to its shareholders, dependent on future earnings.

Quarterly Trading Data
                                               Price (Quote) Range*
1996                                             High         Low

Quarter ended March 31                        $14         $12 1/4
Quarter ended June 30                          15 1/4      12 3/4
Quarter ended September 30                     17 3/4      14 1/2
Quarter ended December 31                      18 3/4      16 1/2
1995                                             High         Low
Quarter ended March 31                        $10 1/8      $8 1/2
Quarter ended June 30                          10 1/2       8 1/2
Quarter ended September 30                     12 3/8       9 3/4
Quarter ended December 31                      13 1/2      11 1/2
------------------------------------------------------------------------------

<F1>  *  Information provided by the National Association of Securities Dealers, Inc.

Corporate Headquarters
Dime Financial Corporation
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492
(203) 269-8881

Branch Offices
Barnes Park Office
95 Barnes Road
Wallingford, Connecticut 06492
(203) 269-8881
Manager:  Kathleen Larkin
Assistant Vice President

Main Street Office
2 North Main Street
Wallingford, Connecticut 06492
(203) 284-4080
Manager:  John Mattingly
Assistant Vice President

East Side Office
841 East Center Street
Wallingford, Connecticut 06492
(203) 265-5689
Manager:  Linda Blakeslee
Assistant Treasurer

Turnpike Office
7 North Turnpike Road
Wallingford, Connecticut 06492
(203) 265-5654
Manager:  Elaine Sheahan

East Main Street Office
733 East Main Street
Meriden, Connecticut 06450
(203) 639-5007
Manager:  Gail Benigni
Assistant Vice President

Harbor Brook Office
100 Hanover Street
Meriden, Connecticut 06451
(203) 639-5005
Manager:  Gregory Rosa

Washington Avenue Office
90 Washington Avenue
North Haven, Connecticut 06473
(203) 239-6497
Manager:  Kim Jones
Assistant Vice President

Montowese Office
47 Middletown Avenue
North Haven, Connecticut 06473
(203) 865-1133
Manager:  Thomas Flynn
Assistant Treasurer

Mt. Carmel/Hamden Office
3300 Whitney Avenue
Hamden, Connecticut 06518
(203) 287-8115
Manager:  Laura Yurczyk
Assistant Vice President

Cheshire Office
595 Highland Avenue
Cheshire, Connecticut 06410
(203) 272-1601
Manager:  Leila Graber
Assistant Vice President

Northford Office
859 Forest Road
Northford, Connecticut 06472
(203) 484-0414
Manager:  Christopher Krauchick