Form 10-K, Exhibit 13
period 1997-12-31
DIME FINANCIAL CORP /CT/
filed 1998-03-31
CIK 841909

EXHIBIT 13
                         DIME FINANCIAL CORPORATION

                             1997 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

                                                                                (Dollars in thousands, except per share data)
As of or for the years ended December 31,                                                            1997      1996      1995
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                              $ 28,221  $ 25,896  $ 25,397
Provision for loan losses                                                                             200     2,000     7,550
-----------------------------------------------------------------------------------------------------------------------------
Net interest income after provision                                                                28,021    23,896    17,847
Investment securities gains, net                                                                      195       326       298
Other operating income                                                                              2,038     2,049     2,080
-----------------------------------------------------------------------------------------------------------------------------
Income before operating expenses and income taxes                                                  30,254    26,271    20,225
Other operating expenses (a)                                                                       13,436    13,808    16,997
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                         16,818    12,463     3,228
Income tax expense (benefit)                                                                           70       (10)   (2,813)
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                       $ 16,748  $ 12,473  $  6,041
=============================================================================================================================
Assets                                                                                           $961,436  $751,303  $658,373
Investment securities                                                                            $533,383  $305,218  $151,226
Loans receivable, net                                                                            $361,658  $387,293  $443,664
Deposits                                                                                         $817,091  $626,098  $543,344
Shareholders' equity                                                                             $ 79,285  $ 62,611  $ 51,668
Book value per share                                                                             $  15.35  $  12.21  $  10.29
Basic earnings per share                                                                         $   3.25  $   2.45  $   1.21
Diluted earnings per share                                                                       $   3.16  $   2.42  $   1.20
Dividends paid per share                                                                         $   0.40  $   0.30         -
Net interest rate spread                                                                             2.78%     3.30%     3.65%
Net yield on interest-earning assets                                                                 3.33%     3.85%     4.12%
Return on average assets                                                                             1.94%     1.82%     0.95%
Return on average equity                                                                            24.20%    22.19%    12.82%

<Fa>  A net non-recurring restructure charge of $1.9 million was charged to operations during 1995 and $77,000 during 1996.


(3) BAR GRAPHS

(1) TOTAL ASSETS (IN THOUSANDS)

1995   $658,373
1996   $751,303
1997   $961,436

(2) BOOK VALUE PER SHARE

1995   10.29
1996   12.21
1997   15.35


(3) TOTAL DEPOSITS (IN THOUSANDS)

1995   $543,344
1996   $626,098
1997   $817,091

TO OUR SHAREHOLDERS                                  DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

            Dime Financial Corporation earned $16.7 million or $3.16 per share for the year ended December 31, 1997 compared with net income of $12.5 million or $2.42 per share for the year ended December 31, 1996 representing an increase in per share earnings of nearly 31%. The increase in net income during 1997 was caused primarily by a reduction in the provision to the allowance for loan losses to $200,000 during 1997 compared with $2.0 million for the year ended 1996. In addition, net interest income increased by 9.0% as total assets grew nearly 28% from $751.3 million at December 31, 1996 to $961.4 million at December 31, 1997.

            The strategies and efforts put forth during 1997 produced exceptional results. Net earnings, total deposits and total assets reached record levels. More importantly, these levels were reached without increases in operating expenses or changes in the risk profile of the Company's balance sheet. The Company's efficiency ratio, a common measurement of operating efficiency, equalled just 43.87% for the year ended December 31, 1997. In fact, operating expenses, during 1997, actually fell nearly 3% from the prior year. The allowance for loan losses totalled $12.4 million at December 31, 1997 and represented nearly 540% of non-performing loans and 3.30% of total loans outstanding.

            The continued dedication to expense controls allowed the Company to pass on a portion of those savings to our customers through competitive deposit pricing. In addition, the expanded use of alternative funding sources such as the retail brokered certificate market, the municipal deposit market, and the Federal Home Loan Bank provided necessary funding flexibility and diversification. Solicited municipal deposits, a new source of funds for Dime, totalled $21.5 million at December 31, 1997. In addition, retail brokered certificates grew to $31.7 million at year-end 1997 compared with $3.0 million at December 31, 1996. As a result of these initiatives, deposit growth continued during 1997 with total deposits equalling $817.1 million at December 31, 1997 compared with $626.1 million at December 31, 1996, an increase of over 30%.

            The Company stands ready to face the challenges ahead and looks forward to continued success as we build upon the foundation which has been painstakingly constructed. Our commitment to the community has never been stronger as we approach an important milestone of $1 billion in assets. The Board and Management appreciate the dedication and commitment shown by our employees and shareholders as we continue to strive to produce an appropriate return while maintaining a quality balance sheet.

   /s/ Ralph D. Lukens         /s/ Richard M. Dionne

   Ralph D. Lukens              Richard H. Dionne
   Chairman of the Board        President and Chief Executive Officer

SELECTED FINANCIAL DATA                              DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

                                                                               (Dollars in thousands, except per share data)
    As of or for the years ended December 31,                          1997        1996        1995        1994        1993
---------------------------------------------------------------------------------------------------------------------------
    Financial Condition and Other Data:
    Total assets                                                   $961,436    $751,303    $658,373    $637,729    $672,114
    Loans receivable                                               $374,010    $400,222    $456,443    $510,378    $508,081
    Allowance for loan losses                                      $(12,352)   $(12,929)   $(12,779)   $ (9,326)   $(14,062)
    Loans receivable, net                                          $361,658    $387,293    $443,664    $501,052    $494,019
    Investments (a)                                                $567,991    $333,855    $182,735    $103,912    $105,645
    Deposits                                                       $817,091    $626,098    $543,344    $527,786    $566,845
    FHLBB advances                                                 $ 58,000    $ 58,000    $ 58,000    $ 60,000    $ 61,000
    Shareholders' equity                                           $ 79,285    $ 62,611    $ 51,668    $ 45,196    $ 40,358
    Non-performing loans                                           $  2,288    $  2,570    $  7,682    $  7,959    $ 12,849(b)
    Non-performing assets                                          $  2,769    $  3,780    $  9,097    $ 11,670    $ 19,402(b)
---------------------------------------------------------------------------------------------------------------------------
    Operating Data:
    Interest income                                                $ 63,009    $ 51,391    $ 47,476    $ 44,703    $ 49,973
    Interest expense                                               $ 34,788    $ 25,495    $ 22,079    $ 18,755    $ 22,519
    Net interest income                                            $ 28,221    $ 25,896    $ 25,397    $ 25,948    $ 27,454
    Provision for loan losses                                      $    200    $  2,000    $  7,550    $  4,516    $ 20,900
    Investment securities gains, net                               $    195    $    326    $    298    $      6    $    630
    Gain on assets held for sale                                          -           -           -    $  1,266           -
    Other operating income                                         $  2,038    $  2,049    $  2,080    $  2,207    $  2,050
    Other operating expenses (f)                                   $ 13,436    $ 13,808    $ 16,997    $ 20,123    $ 31,856
    Income (loss) before income taxes,
          extraordinary item and cumulative effect
          of changes in accounting methods                         $ 16,818    $ 12,463    $  3,228    $  4,788    $(22,622)
    Income tax expense (benefit)                                   $     70    $    (10)   $ (2,813)   $     60           -
    Income (loss) before extraordinary item and
          cumulative effect of changes in accounting methods       $ 16,748    $ 12,473    $  6,041    $  4,728    $(22,622)
    Extraordinary item - prepayment penalty on long-term debt             -           -           -           -    $   (874)
    Cumulative effect of changes in accounting methods:
          Postretirement benefits other than pensions, net of tax         -           -           -           -    $   (477)
          Income taxes                                                    -           -           -           -    $    563
          Net income (loss)                                        $ 16,748    $ 12,473    $  6,041    $  4,728    $(23,410)
---------------------------------------------------------------------------------------------------------------------------
    Per Share Data:
    Basic net income (loss)                                        $   3.25    $   2.45    $   1.21    $   0.95    $  (4.69)
    Diluted net income (loss)                                      $   3.16    $   2.42    $   1.20    $   0.94    $  (4.69)
    Book value                                                     $  15.35    $  12.21    $  10.29    $   9.05    $   8.08
    Dividends declared (e)                                         $   0.40    $   0.30           -           -           -
---------------------------------------------------------------------------------------------------------------------------
    Selected Statistical Data:
    Return on average assets                                         1.94%       1.82%       0.95%       0.71%      (3.26)%
    Return on average equity                                        24.20%      22.19%      12.82%      11.06%     (36.40)%
    Average equity to average assets                                 8.01%       8.19%       7.43%       6.46%       8.95%
    Net interest rate spread (c)                                     2.78%       3.30%       3.65%       4.00%       3.95%
    Net yield on interest-earning assets (d)                         3.33%       3.85%       4.12%       4.22%       4.18%
    Tier 1 leverage capital ratio                                    8.17%       8.44%       7.50%       6.45%       5.14%
    Dividend payout ratio                                           12.31%      12.24%          -           -           -
    Non-performing loans to total loans                              0.61%       0.64%       1.68%       1.56%       2.53%(b)
    Non-performing assets to total assets                            0.29%       0.50%       1.38%       1.83%       2.89%(b)

<Fa>  Including interest-bearing deposits with other banks,
      federal funds sold, investments, and Federal Home Loan Bank of Boston stock.
<Fb>  Does not include $28.4 million of loans and other real estate owned held for sale.
<Fc>  Return on average interest-earning assets less cost of average interest-bearing liabilities.
<Fd>  Net interest income divided by average interest-earning assets.
<Fe>  The Company suspended the quarterly dividend following the
      April 26, 1991 dividend of $0.10 per share.
<Ff>  A net non-recurring restructure charge of $1.9 million was charged to operations during 1995 and $77,000 during 1996.

SELECTED QUARTERLY FINANCIAL DATA                    DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


                                                                                  (Dollars in thousands, except per share data)
                                                1997     1996         1997     1996         1997     1996         1997     1996
                                               First Quarter        Second Quarter         Third Quarter        Fourth Quarter
-------------------------------------------------------------------------------------------------------------------------------
    Total interest income                    $14,199  $12,588      $15,466  $13,090      $16,331  $12,641      $17,013  $13,072
    Total interest expense                     7,513    6,174        8,365    6,185        9,171    6,347        9,739    6,789
-------------------------------------------------------------------------------------------------------------------------------
    Net interest income                        6,686    6,414        7,101    6,905        7,160    6,294        7,274    6,283
    Provision for loan losses                     50      700           50      600           50      450           50      250
    Investment securities gains, net              11      159            6       12          144       32           34      123
    Other operating income                       515      506          488      485          534      552          501      506
    Other operating expenses (a)               3,388    3,528        3,395    3,764        3,358    3,259        3,295    3,257
-------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                 3,774    2,851        4,150    3,038        4,430    3,169        4,464    3,405
    Income tax expense (benefit)                   -       (8)           -       (2)          35        -           35        -
    Net income                               $ 3,774  $ 2,859      $ 4,150  $ 3,040      $ 4,395  $ 3,169      $ 4,429  $ 3,405
-------------------------------------------------------------------------------------------------------------------------------
    Basic net income per share               $  0.73  $  0.57      $  0.80  $  0.60      $  0.85  $  0.62      $  0.86  $  0.66
    Diluted net income per share             $  0.72  $  0.56      $  0.79  $  0.60      $  0.82  $  0.61      $  0.83  $  0.65

<Fa>  Net restructure charges of $158,000, $182,000 and
      ($263,000) were charged to expense in the first, second and fourth quarters of 1996, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

1997 Overview

The Company achieved extraordinary results during 1997 while continuing to strengthen the balance sheet through diversification of earning assets and interest-bearing liabilities. Concentration on asset quality, deposit growth, and operating expense controls continued to be the themes throughout 1997. The progress achieved during 1997 can be measured in several ways:


* Net income rose over 34% to $16.7 million, or $3.16 per share on a diluted basis, for the year ended December 31, 1997 compared with net income of $12.5 million, or $2.42 per share on a diluted basis, for the year ended December 31, 1996. During 1997, the Company recognized $6.6 million of its deferred tax asset due to favorable earnings history compared with recognition of $5.8 million in 1996. Management anticipates that earnings in 1998 will be subject to a combined federal and state effective tax rate of approximately 40%.


* Total assets increased $210.1 million or nearly 28% from year-end 1996 to $961.4 million at December 31, 1997.


* Total deposits increased $191.0 million or over 30% from year-end 1996 to $817.1 million at December 31, 1997.


* Non-performing assets declined to $2.8 million representing 0.29% of total assets at December 31, 1997, compared with non-performing assets of $3.8 million representing 0.50% of total assets at year-end 1996.


* The allowance for loan losses equalled $12.4 million representing 3.30% of total loans at December 31, 1997 compared with an allowance of $12.9 million representing 3.23% of total loans at December 31, 1996.


* Total operating expenses decreased 2.7% from the prior year-end and equalled $13.4 million for the year ended December 31, 1997, representing 1.54% of average assets compared with operating expenses of $13.8 million for the year ended December 31, 1996, representing 2.02% of average assets.

An important achievement during 1997 was the continued growth in deposits. Total deposits increased $191 million or nearly 31% from year end 1996. The Company expanded upon the retail brokered certificate of deposit program and also began to bid on selected local municipal deposits. Retail brokered certificates increased $28.8 million to $31.7 million at December 31, 1997, as pricing available for these products continued to be favorable compared with other funding alternatives. During 1997, the Company began to bid on selected local municipal deposits. This funding source totalled $21.5 million at December 31, 1997. There were no solicited municipal deposits prior to 1997. While these new funding sources were an important part of the overall growth in deposits during 1997, the majority of the growth, $140.7 million, came from local retail and commercial deposit relationships.

In addition to the success the Company enjoyed with regard to deposit growth, additional flexibility within earning assets was achieved as competition for quality loans led management to the investment securities market for alternatives. Investment securities increased nearly 75% to total $533.4 million at December 31, 1997 compared with $305.2 million at December 31, 1996. Loan production, though increased from 1996, was not strong enough to overcome the normal amortization and prepayment activity within the portfolio. Loan originations totalled $55.3 million during 1997 compared with $26.5 million during 1996, yet the loan portfolio decreased from $400.2 million at December 31, 1996 to $374.0 million at December 31, 1997.

Asset Quality

The Company maintained its focus on asset quality during 1997. Non-performing assets continued a multi-year decline and totalled $2.8 million at December 31, 1997, representing 0.29% of total assets compared with non-performing assets of $3.8 million at December 31, 1996, representing 0.50% of total assets. Non-performing assets are comprised of loans in non-accrual status ("non-performing loans") and other real estate owned ("OREO").

Non-performing loans totalled $2.3 million, representing 0.61% of total loans at December 31, 1997 compared with non-performing loans of $2.6 million at December 31, 1996, representing 0.64% of total loans. Loans are classified as non-performing when they become ninety days past due as to interest or principal payments, unless government guaranteed, or when the ability of the borrower to meet the contractual payment terms is in doubt. Loans classified as non-performing are placed in non-accrual status and previously accrued, but unpaid interest is reversed by charging interest income. Interest payments received on non-accrual residential mortgage loans and consumer loans are generally recognized as income on a cash basis. Interest payments received on non-accrual loans which are commercial in nature are generally used to further reduce the carrying value of the loan. Interest payments applied to principal during 1997 totalled $67,000 compared with interest payments applied to principal during 1996 of $122,000. Loans past due ninety days or more and still in accrual status are limited to guaranteed student loans and totalled $82,000 at December 31, 1997 compared with $118,000 at December 31, 1996.

Other real estate owned totalled $481,000 at December 31, 1997 compared with $1.2 million at December 31, 1996. OREO is real estate acquired by the Company through foreclosure or in settlement of loans. The collections and OREO areas of the Bank are designed to monitor and review real estate acquired by the Bank through foreclosure. The results of their reviews are based on property re-appraisals, current and prospective economic conditions and other relevant factors. Management in this area is responsible for ensuring that specific properties are carried at a value that does not exceed fair value, less selling costs. During 1997, the Company transferred $196,000 of loans to OREO compared with $1.4 million during 1996. Sales of OREO amounted to $976,000 during 1997 versus $2.2 million during 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

During 1997 and 1996, the Company executed periodic sales of non-performing and delinquent loans. These sales were completed based on certain factors which convinced management that pursuing resolutions through conventional collections efforts would be more costly than resolutions through sales. During 1997, proceeds from sales of non-performing and performing problem loans totalled $2.2 million net of charge-offs of $1.3 million through the allowance for loan losses. Proceeds received from loan sales during 1996 totalled $2.1 million net of charge-offs of $1.6 million through the allowance for loan losses prior to their sale.

The Company's policies ensure that lending and investment activities are evaluated in the context of an acceptable level of risk which produces a profit consistent with the exposure to risk. These policies are reviewed by the Company's senior management. The lending and credit administration staffs are charged with monitoring the loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay debt or affect the value of pledged collateral. In addition, the Company has engaged an independent firm for several years to perform ongoing independent review of the loan portfolio. The results of such reviews were consistent with the actions management has taken.

A loan is categorized as a troubled debt restructure ("TDR") if the original interest rate on such loan, repayment terms, or both were restructured due to a deterioration in the financial condition of the borrower. The Company had no loans categorized TDR at December 31, 1997 or 1996.

At December 31, 1997 impaired loans totalled $2.8 million with a valuation allowance of $465,000. At December 31, 1996 impaired loans totalled $2.5 million with a valuation allowance of $425,000. The average balance of impaired loans during 1997 approximated $2.9 million compared with an average of $3.8 million during 1996. Income recognized on impaired loans during 1997 totalled approximately $185,000. Income recognized during 1996 on these loans totalled approximately $22,000.

(1) BAR GRAPH

NON-PERFORMING ASSETS (IN THOUSANDS)

1995    $9,097
1996    $3,780
1997    $2,769

The following table is an analysis of the Company's non-performing assets at the dates indicated:


                                                                                                    (Dollars in thousands)
    December 31,                                                        1997      1996        1995        1994         1993(a)
---------------------------------------------------------------------------------------------------------------------------
    Non-accruing loans:
      Mortgage loans:
            Residential real estate - owner occupied                  $  473    $  862      $2,729     $ 4,194      $ 4,757
            Residential real estate - non-owner occupied                 330       510       1,235           -(b)         -(b)
            Commercial real estate                                     1,250       788       2,580       1,501        4,906
            Builders' & land                                               -         -           -         103            -
      Commercial loans                                                    77       303         690       1,858        2,708
      Consumer loans                                                     158       107         448         303          478
---------------------------------------------------------------------------------------------------------------------------
             Total non-accruing loans                                  2,288     2,570       7,682       7,959       12,849
---------------------------------------------------------------------------------------------------------------------------
      Other real estate owned:
      Residential real estate                                             49       472       1,072       2,093        3,401
      Commercial real estate                                               -       306           -         390        1,063
      Builders' & land                                                   432       432         793       1,969        3,008
---------------------------------------------------------------------------------------------------------------------------
         Total other real estate owned                                   481     1,210       1,865       4,452        7,472
---------------------------------------------------------------------------------------------------------------------------
      Allowance for losses on other real estate owned                      -         -        (450)       (741)        (919)
---------------------------------------------------------------------------------------------------------------------------
         Total other real estate owned, net                              481     1,210       1,415       3,711        6,553
---------------------------------------------------------------------------------------------------------------------------
         Total non-performing assets                                  $2,769    $3,780      $9,097     $11,670      $19,402
===========================================================================================================================
         Total non-accruing loans to total loans                        0.61%     0.64%       1.68%       1.56%        2.53%
         Total non-performing assets to total loans                     0.74%     0.94%       1.99%       2.29%        3.81%
         Total allowance for loan losses to non-accruing loans        539.77%   503.07%     166.36%     117.17%      109.44%
         Total allowances for loan and OREO losses to
            non-performing assets                                     446.06%   342.02%     138.57%      81.11%       73.72%

<Fa>  1993 non-performing assets exclude $28.4 million of assets classified as held for sale.
<Fb>  Information for this period is not available, it is
      included within "Residential real estate - owner occupied" for prior periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

Allowance for Loan Losses and Provisions to the Allowance for Loan Losses

The allowance for loan losses is a reserve established through provisions for loan losses charged to expense on a periodic basis and is reduced by charge-offs in the loan portfolio and increased through recoveries of loans previously charged off. The allowance is maintained at a level that management believes is adequate to absorb inherent losses in the loan portfolio. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, borrowers' financial condition, concentrations of credit, and the growth and composition of the loan portfolio, among other factors.

At December 31, 1997, the Company maintained an allowance for loan losses of $12.4 million, representing 3.30% of total loans outstanding at that date. The allowance for loan losses at December 31, 1996 totalled $12.9 million, representing 3.23% of total loans outstanding. Gross charge-offs for the year ended December 31, 1997 totalled $1.9 million compared with gross charge-offs of $3.8 million for the year ended December 31, 1996. Recoveries totalled $1.1 million for the year ended December 31, 1997 compared with recoveries of $1.9 million for the year ended December 31, 1996.
Net charge-offs of $800,000 for the year ended December 31, 1997 equalled 0.20% of average loans outstanding compared with net charge-offs of $1.9 million for the year ended December 31, 1996 which equalled 0.43% of average loans outstanding.

While the ratio of the allowance for loan losses to total loans increased to 3.30%, the level of the allowance decreased slightly to $12.4 million at December 31, 1997 compared with $12.9 million at December 31, 1996. A reduction in total loans outstanding accounted for the increase in the ratio.

Provisions to the allowance for loan losses for the year ended December 31, 1997 totalled $200,000 a reduction from provisions to the allowance for loan losses for the year ended December 31, 1996 which totalled $2.0 million. The decrease in provisions was primarily the result of a reduction in non-performing loans and a reduction in total loans outstanding.

A comparative analysis of the allowance for loan losses is shown in the following table. At December 31, 1997, management believes that the allowance for loan losses was adequate given the quality of the loan portfolio at that date. Management may make additional provisions to the allowance for loan losses as necessary in the coming year if changes in economic conditions or the status of particular loans increases potential loss exposures.

                                                                                                          (Dollars in thousands)
      December 31,                                                          1997        1996        1995        1994        1993
--------------------------------------------------------------------------------------------------------------------------------

      Balance at beginning of year                                      $ 12,929    $ 12,779    $  9,326    $ 14,062    $ 21,280
      Provision charged to expense                                           200       2,000       7,550       4,516      20,900
        Charge-offs:
          Mortgage loans:
            Residential real estate                                       (1,442)     (2,926)     (3,193)     (2,826)     (4,735)
            Commercial real estate                                          (207)        (70)     (1,308)     (4,467)    (14,194)
            Builders' & land                                                   -           -           -           -      (2,277)
          Commercial loans                                                    (3)       (387)        (93)     (2,706)     (7,103)
          Consumer loans                                                    (227)       (384)       (252)       (246)       (226)
        Recoveries:

          Mortgage loans:
            Residential real estate                                          189         372         187          88         107
            Commercial real estate                                            15         207          21         369          19
            Builders' & land                                                   -          35
          Commercial loans                                                   836       1,176         506         487         237
          Consumer loans                                                      62         127          35          49          54
--------------------------------------------------------------------------------------------------------------------------------
        Net charge-offs                                                     (777)     (1,850)     (4,097)     (9,252)    (28,118)
--------------------------------------------------------------------------------------------------------------------------------
        Balance at end of the year                                      $ 12,352    $ 12,929    $ 12,779    $  9,326    $ 14,062
================================================================================================================================
      Average loans for the year                                        $387,252    $427,008    $492,028    $515,640    $546,134
      Net charge-offs as a percentage of average loans                      0.20%       0.43%       0.83%       1.79%       5.15%
      Allowances for loan losses as a percentage
        of non-performing loans                                           539.77%     503.07%     166.36%     117.17%     109.44%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


Asset/Liability Management and Market Risk

The primary function of asset/liability management is to maximize net interest income while ensuring adequate liquidity, monitoring proper credit risk and maintaining an appropriate balance between interest rate sensitive assets and interest rate sensitive liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's loan and deposit customers. Interest rate sensitivity management seeks to minimize fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

The Company has an asset/liability committee ("ALCO") which meets weekly to discuss loan and deposit pricing and trends, current liquidity and interest rate risk positions, interest rate and economic trends and other relevant information. To aid in the measurement of interest rate risk, the Company utilizes an asset/liability model which, given many key assumptions, projects estimated results within the constraints of those assumptions. The model is also used to estimate movement within the balance sheet, given certain scenari os, and to measure the effects of that movement on net interest income.

Once a quarter, a series of five year financial simulations are performed to measure the Company's exposure to interest rate risk and compliance with policies governing interest rate risk management. These results and policy compliance are reported to the Board of Directors.

The following table summarizes the sensitivity of all assets and liabilities at December 31, 1997 to changes in interest rates within certain time horizons. A positive "GAP" exists when rate sensitive assets exceed rate sensitive liabilities and indicates that a g reater volume of assets than liabilities will reprice in a given period. This will generally enhance earnings in a rising rate environment and inhibit earnings in a declining rate environment. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the "GAP" is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during a given period. In this case, a rising rate environment generally will inhibit earnings and declining rates will enhance earnings.

The Company's policy is to maintain a ratio of net rate sensitive assets or liabilities on a one year time horizon to less than 10% of total assets. At December 31, 1997 this rate sensitive position equalled a negative 2.59% of assets, well within policy guidelines.

Interest Rate Sensitivity Management

                                                                                                            (Dollars in thousands)
December 31, 1997
                                                                After        After        After
                                                           six months     one year  three years                     Non-
                                                   Within  but within   but within   but within       After     Interest
                                               six months    one year  three years   five years  five years  Bearing (c)     Total
----------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitive assets:
Interest-bearing deposits                        $    661    $      -     $      -     $     -     $      -    $       -  $    661
Mortgage-backed securities (a)                     97,145      61,483      127,665      38,673       55,045          730   380,741
Debt securities                                    52,796      22,399       24,320      13,846       37,573          180   151,114
Other investments                                  34,189           -            -           -        1,212           74    35,475
Loans (a)                                         100,080      85,740       69,154      24,337       92,340        2,359   374,010
Non-interest bearing                                    -           -            -           -            -       19,435    19,435
----------------------------------------------------------------------------------------------------------------------------------
  Total Assets                                    284,871     169,622      221,139      76,856      186,170       22,778   961,436
----------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitive liabilities:
Regular savings and money market,
      club and escrow accounts (b)               $ 66,608    $  3,688     $ 10,632     $ 5,316     $142,799    $       -  $229,043
Interest-bearing checking (b)                       7,870       2,955        4,432       2,216        6,608            -    24,081
Certificates of deposit                           282,813      90,495      125,126       9,458       10,200         (254)  517,838
Borrowings from FHLB of Boston                     20,000       5,000       33,000           -            -            -    58,000
Non-interest bearing                                    -           -            -           -            -      132,474   132,474
----------------------------------------------------------------------------------------------------------------------------------
  Total Liabilities and Capital                   377,291     102,138      173,190      16,990      159,607      132,220   961,436
----------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity GAP                    $(92,420)   $ 67,484     $ 47,949     $59,866     $ 26,563    $(109,442) $      -
==================================================================================================================================
Cumulative interest rate sensitivity GAP         $(92,420)   $(24,936)    $ 23,013     $82,879     $109,442    $       -  $      -
==================================================================================================================================
Percentage of interest rate
       sensitivity GAP to total assets
       Period                                       (9.61)%      7.02%        4.99%       6.23%        2.76%     (11.38)%
       Cumulative                                   (9.61)%     (2.59)%       2.39%       8.62%       11.38%          -%
Cumulative rate sensitive assets as a percentage
       of cumulative rate sensitive liabilities     75.50%      94.80%      103.53%     112.38%      113.20%     100.00%


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

The Company, like most public companies, is subject to market risk in some form. Market risk can best be described as the risk of loss from changes in prevailing prices and/or interest rates. A banking institution's primary market risk is generally interest rate risk which is inherent in the services which most institutions offer; lending, investing, and deposit activities. To that end, management actively monitors and manages interest rate risk as part of the Company's asset/liability management policies. These policies seek to minimize the impact on net interest income of changes in prevailing interest rates. The following table presents information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents expected cash flows derived from contractual maturities adjusted for prepayments.

                                                                                                       (Dollars in thousands)
      December 31, 1997                                   Expected Maturity Date
                                                                                                                         Fair
                                              1998      1999      2000      2001      2002   Thereafter      Total      Value
-----------------------------------------------------------------------------------------------------------------------------
    Assets (d)
    Federal funds sold
     and interest bearing deposits        $ 27,416         -         -         -         -            -   $ 27,416   $ 27,416
    Average interest rate                     5.27%        -         -         -         -            -       5.27%

    Fixed rate investment securities      $ 75,194  $ 17,126   $ 7,194   $13,846   $ 4,219     $ 34,567   $152,146   $152,312
    Average interest rate                     7.03%     7.01%     7.05%     6.50%     6.51%        6.97%      6.95%

    Adjustable rate investment
     securities                                  -         -         -         -         -     $  7,434   $  7,434   $  7,434
    Average interest rate                        -         -         -         -         -         6.58%      6.58%

    Fixed rate mortgage-backed
     securities                           $ 95,792  $ 72,155   $55,510   $38,673   $22,599     $ 32,446   $317,175   $317,507
    Average interest rate (a)                    -         -         -         -         -            -       6.96%

    Adjustable rate
     mortgage-backed securities           $  5,581  $  5,652   $ 4,991   $ 4,121   $ 3,911     $ 38,579   $ 62,835   $ 63,234
    Average interest rate                     6.68%     6.65%     6.66%     6.71%     6.71%        6.82%      6.77%

    Fixed rate loans (b)                  $ 39,404  $ 30,731   $24,787   $19,651   $16,444     $ 63,908   $194,925   $197,036
    Average interest rate                     7.99%     7.86%     7.82%     7.68%     7.63%        7.60%      7.76%

    Adjustable rate loans (b)             $ 31,840  $ 18,041   $15,360   $13,582   $11,884     $ 86,019   $176,726   $177,566
    Average interest rate                     8.74%     8.35%     8.29%     8.30%     8.13%        8.20%      8.33%

-----------------------------------------------------------------------------------------------------------------------------
    Liabilities

    Fixed rate deposits                   $357,982  $105,495   $19,631   $ 9,458   $10,200            -   $502,766   $503,770
    Average interest rate                     5.32%     5.97%     6.28%     6.38%     6.11%           -       5.53%

    Adjustable rate deposits:
     Regular savings, money
      market, club and
      escrow deposits (c)                 $ 70,296  $  5,316   $ 5,316   $ 5,316   $ 5,316     $137,483   $229,043   $229,043
    Average interest rate                     4.61%     2.30%     2.30%     2.30%     2.30%        2.33%      3.02%

    Interest-bearing
      demand deposits (c)                 $ 10,825  $  2,216   $ 2,216   $ 2,216   $ 2,216     $  4,392   $ 24,081   $ 24,081
    Average interest rate                     2.20%     1.50%     1.50%     1.50%     1.50%        1.50%      1.81%

    Certificates of deposit               $ 10,920  $  4,406         -         -         -            -   $ 15,326   $ 15,328
    Average interest rate                     5.08%     5.08%        -         -         -            -       5.08%

    Fixed rate FHLBB
     borrowings                           $ 25,000  $ 25,000   $ 8,000         -         -            -   $ 58,000   $ 58,267
    Average interest rate                     5.97%     6.39%     6.51%        -         -            -       6.22%

<Fa>  Average interest rate information, for the time horizons presented, was not available due to system constraints.
<Fb>  Loan information is shown gross of the allowance for loan losses and excludes non-performing loans.
<Fc>  Deposits with no stated maturity are staggered within all maturities using the same assumptions utilized with the interest sensitivity table.
<Fd>  Purchased interest rate contracts with a book value of
      $196,000 and a fair value of $145,000 at December 31, 1997 are excluded from the presentation above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

In an effort to manage the interest rate sensitivity position of the Bank's balance sheet and to respond to certain modeling scenarios which indicated sensitivity exposures at certain time horizons, the Company purchased selected interest rate contracts during 1997. The Company entered into these contracts in order to hedge against the effects of changes in net interest inc ome caused by fluctuations in the levels of prevailing interest rates.

During 1997, Dime purchased two interest rate floor contracts with a combined notional value of $20.0 million for three and four year terms. These hedges were purchased in order to mitigate the impact of falling interest rates which could cause increases in prepayment within the loan, mortgage-backed sec urity and CMO portfolios. The contracts call for payments to be made to Dime when the three month London Interbank Offering Rate ("LIBOR" or "the index") falls below a specified level at certain measurement dates. The premium for these contracts is considered a hedging cost and amortized over the life of the contracts as a reduction of interest income. The Bank's cost for these contracts is fixed. No additional liability to Dime exists under these contracts.

Dime also entered into interest rate cap corridor contracts with a combined notional value of $30.0 million for three year terms.
These hedges were purchased in order to mitigate the impact of rising interest rates which could cause an increase in the cost of funds. These contracts call for payments to be made to the Bank when the index rises above a specified level at certain measurement dates. The premium for these contracts is considered a hedging cost and amortized over the life of the contracts as an increase in interest expense. The Bank's cost for these contracts is fixed. No additional liability to Dime exists under these contracts.

Existing policies allow for the continued purchase of these types of contracts in response to measured exposures to interest rate risk. In addition, existing positions may be sold with any proceeds in excess of amortized cost deferred and amortized over the remaining life of the original contract.

Net Interest Rate Spread & Net Interest Income

The net interest rate spread (the "spread") is the difference between the average interest rate received on interest-earning assets and the average interest rate paid for interest-bearing liabilities. For the year ended December 31, 1997 average interest-earning assets totalled $846.7 million, an increase of 26.0%, and generated an average yield of 7.44%. This compares with average interest-earning assets of $672.0 million generating an average yield of 7.65% for the year ended December 31, 1996.
Average interest-bearing liabilities totalled $746.5 million, an increase of 27.3%, with an average cost of 4.66% for the year ended December 31, 1997 compared with average interest-bearing liabilities of $586.2 million with an average cost of 4.35% for the year ended December 31, 1996. The spread for the year ended December 31, 1997 equalled 2.78% compared with a spread of 3.30% for the year ended December 31, 1996. The net interest margin for the year ended December 31, 1997 was 3.33% versus a net interest margin of 3.85% for the year ended December 31, 1996.

The reduction in the spread and margin during 1997 was caused primarily by an increase in the cost of interest-bearing deposits coupled with a shift in the composition of interest-earning assets from higher yielding loans to lower yielding investment securities. The average balance of certificates of deposit, the largest deposit category, totalled $454.4 million during 1997 with an average cost of 5.47% for the year, compared with average certificates of deposit of $308.8 million for the year ended December 31, 1996, with an average cost of 5.33%. The average balance of loans receivable decreased to $387.3 million during 1997 compared with $427.0 million during 1996, representing a decrease of $39.8 million. In addition, the average rate earned on these loans decreased nine basis points from 8.29% during 1996 to 8.20% during 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


The following comparative table shows the average balances and average interest rates of interest-earning assets and interest-bearing liabilities:


Average Balances and Interest Rates

                                                                                                       (Dollars in thousands)
                                               1997                           1996                           1995
                                   ---------------------------    ---------------------------    ---------------------------
                                    Average            Average     Average            Average     Average            Average
                                    Balance  Interest     Rate     Balance  Interest     Rate     Balance  Interest     Rate
----------------------------------------------------------------------------------------------------------------------------
Interest-Earning Assets:
Loans receivable (a)               $387,252   $31,757    8.20%    $427,008   $35,417    8.29%    $492,028   $39,781    8.09%
Interest-bearing deposits               154         4    2.60%         360        23    6.39%       3,556       126    3.54%
Federal funds sold                   23,075     1,253    5.36%      17,643       929    5.18%      20,171     1,174    5.74%
U.S. treasury securities              3,464       226    6.52%       4,104       241    5.87%      13,553       649    4.79%
U.S. agency obligations             144,958    10,025    6.92%      78,869     5,389    6.83%      34,931     2,315    6.63%
REMIC's/CMO's                       143,449     9,752    6.80%      50,216     3,152    6.28%      19,929     1,380    6.92%
Non-agency REMIC's/CMO's             76,183     5,209    6.84%      29,608     2,008    6.78%           -         -       -
Mortgage-backed securities
  adjustable rate                    49,929     3,422    6.85%      47,793     3,062    6.41%      15,893     1,069    6.73%
Asset-backed securities              12,423       887    7.14%       9,410       661    7.02%           -         -       -
Other bonds and notes                     -         -       -          766        48    6.27%       9,079       475    5.23%
Equity securities                        81         8    9.88%          12         1    8.33%          65         3    4.62%
Net unrealized gain (loss) on
  available for sale securities      (1,449)        -       -         (960)        -       -          n/m         -       -
Federal Home Loan Bank
 of Boston stock                      7,192       466    6.48%       7,192       460    6.40%       7,192       504    7.01%
----------------------------------------------------------------------------------------------------------------------------
                                   $846,711   $63,009    7.44%    $672,021   $51,391    7.65%    $616,397   $47,476    7.70%
============================================================================================================================

Noninterest-Earning Assets:
Cash & due from banks                 9,359                          9,307                          8,876
Premises and equipment                4,802                          5,568                          7,485
Accrued interest receivable           5,839                          4,444                          4,108
Other assets (a)                     (3,106)                        (4,716)                        (2,928)
----------------------------------------------------------------------------------------------------------------------------
                                     16,894                         14,603                         17,541
----------------------------------------------------------------------------------------------------------------------------

Total                              $863,605                       $686,624                       $633,938
============================================================================================================================
Interest-Bearing Liabilities:
Now accounts                       $ 22,553       347    1.54%    $ 21,998   $   339    1.54%    $ 21,569   $   340    1.58%
Savings, money market, club
  and escrow deposits               219,040     6,317    2.88%     197,475     4,704    2.38%     221,050     5,136    2.32%
Certificates of deposit             454,448    24,849    5.47%     308,772    16,454    5.33%     244,518    12,417    5.08%
FHLBB advances                       50,507     3,275    6.40%      58,000     3,998    6.78%      58,060     4,186    7.11%
----------------------------------------------------------------------------------------------------------------------------
                                   $746,548   $34,788    4.66%    $586,245   $25,495    4.35%    $545,197   $22,079    4.05%
============================================================================================================================
Noninterest-Bearing Liabilities
 and Capital accounts:
Demand deposits                      42,268                         38,540                         35,897
Other liabilities                     5,580                          5,623                          5,714
Shareholders' equity                 69,209                         56,216                         47,130
----------------------------------------------------------------------------------------------------------------------------
                                    117,057                        100,379                         88,741
----------------------------------------------------------------------------------------------------------------------------
Total                              $863,605                       $686,624                       $633,938
============================================================================================================================
Net Interest Income                           $28,221                        $25,896                        $25,397
============================================================================================================================
Net Interest Rate Spread                                 2.78%                          3.30%                          3.65%
============================================================================================================================
Net Yield on Interest
 Earning Assets                                          3.33%                          3.85%                          4.12%
============================================================================================================================

<Fa>  Average loans receivable including loans in non-accrual status, are shown gross and the related allowance is included in other assets. The average daily balance for the allowance exceeded that of the remaining other assets, creating a negative balance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


Net interest income for the year ended December 31, 1997 increased $2.3 million or 9.0% to $28.2 million compared with $25.9 million for the year ended December 31, 1996. The reduction in the net interest margin was more than offset by the increased volume of interest-earning assets. The following rate/volume analysis reflects the impact of rate and volume changes in interest-earning asset and interest-bearing liability categories on annual net interest income.


                                                                                                    (Dollars in thousands)
                                                               1997 Compared to 1996             1996 Compared to 1995
--------------------------------------------------------------------------------------------------------------------------
                                                                 Increase (Decrease)                Increase (Decrease)
                                                              Due to    Due to                 Due to    Due to
                                                              Volume      Rate      Total      Volume      Rate     Total
  Interest Income:
  Loans receivable                                          $ (3,264)  $  (396)  $ (3,660)    $(5,371)  $ 1,007   $(4,364)
  Federal funds sold                                             292        32        324        (138)     (107)     (245)
  U.S. treasury securities                                       (40)       25        (15)       (530)      122      (408)
  U.S. government agency obligations                           4,570        66      4,636       3,000        74     3,074
  REMIC's/CMO's                                                6,317       283      6,600       1,913      (141)    1,772
  Non-agency REMIC's/CMO's                                     3,184        17      3,201       2,008         -     2,008
  Mortgage-backed securities                                     140       220        360       2,046       (53)    1,993
  Asset-backed securities                                        215        11        226         661         -       661
  Other investments                                              (62)        1        (61)       (716)      142      (574)
  Equity securities                                                7         -          7          (3)        1        (2)
  Change due to mix in interest-earning assets (a)             1,702    (1,702)         -       1,357    (1,357)        -
-------------------------------------------------------------------------------------------------------------------------
  Total Interest Income                                       13,061    (1,443)    11,618       4,227      (312)    3,915
-------------------------------------------------------------------------------------------------------------------------

  Interest Expense:
  Deposits                                                     8,514     1,502     10,016       2,846       758     3,604
  FHLBB advances                                                (502)     (221)      (723)         (4)     (184)     (188)
-------------------------------------------------------------------------------------------------------------------------

  Total Interest Expense                                       8,012     1,281      9,293       2,842       574     3,416
-------------------------------------------------------------------------------------------------------------------------

  Net Interest Income                                       $  5,049   $(2,724)  $  2,325     $ 1,385   $  (886)  $   499
=========================================================================================================================

<Fa>  Represents the effects on interest income which are caused by changes in the mix of interest-earning assets relative to interest-earning assets in the aggregate.

Lending Activities

Total loans equalled $374.0 million at December 31, 1997 and represented 38.9% of total assets compared with total loans of $400.2 million or 53.3% of total assets at December 31, 1996, representing a decrease of $26.2 million or 6.5%. The decrease in loans from year-end 1996 was caused primarily by the combination of weak loan demand and asset/liability management policies which continue to weigh the risk/reward ratio of potential loan requests with opportunities available elsewhere. Highly competitive pricing tempered loan production during the year as management believed that the pricing necessary to sustain the loan portfolio during 1997 was inconsistent with the risk presented. As a result, the Company directed much of its focus to the investment securities portfolio. Nevertheless, total loan orginations increased during 1997 by $28.8 million to $55.3 million.

Lending activities traditionally consisted of the origination of conventional mortgage loans on residential real estate, the origination of secured consumer loans and the origination of commercial mortgage and other commercial and industrial loans. To aid in asset/liability management, the Company offers adjustable rate mortgage loans that reprice every one to three years and offers adjustable rate hybrid products which offer a fixed rate at the beginning of the loan term, from three to ten years, and then reprice yearly after the initial term. The Company generally limits the term of fixed rate mortgage loans it will accept for its own portfolio to 15 years. Origination of fixed rate loans with a term in excess of 15 years are generally sold on a loan by loan basis. Consumer loans offered i nclude home equity term loans, home equity lines of credit, automobile loans and education loans. Adjustable rate loans equalled 47.4% of total loans at December 31, 1997 compared with adjustable rate loans which represented 47.8% of total loans at December 31, 1996.

The Company experienced increased, yet still modest, loan production during 1997. Local competition for a limited market of loans presented competitive rate offerings which Dime was unwilling, in many circumstances, to match. As a result, total loan originations, in most portfolios, could not overcome normal amortization and prepayments. During 1997 Dime originated $55.3 million of new loans; $20.3 million of one to four family residential mortgages, $17.0 million of home equity, education and other consumer type loans and $18.0 million of commercial business and commercial real estate loans.

BAR GRAPH INSERT (IN THOUSANDS)

TOTAL LOANS

1995    $456,443
1996    $400,222
1997    $374,010

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

In comparison, during 1996, Dime originated $26.5 million of new loans; $9.7 million of one to four family mortgages, $10.0 million of home equity and other consumer loans and $6.8 million of commercial loans and commercial real estate loans.

The increase in commercial loan origination during 1997 was caused primarily by the introduction of several third party equipment leasing transactions. The Bank does not own the equipment and does not have any exposure to the equipment's residual value. These loans are fixed rate and are fully amortizing with terms from one to seven years with payments generally assigned directly to the Bank from the end user of the equipment.

The following table presents the loan portfolio by fixed and variable components:

                                                                                                            (Dollars in thousands)
  December 31,                         1997               1996               1995                 1994                  1993
----------------------------------------------------------------------------------------------------------------------------------
                                   Amount      %      Amount      %      Amount      %      Amount         %      Amount         %
  Adjustable rate loans:
  Mortgage loans:
    Residential real estate:
     owner occupied              $107,966  28.9%    $111,219  27.8%    $130,823  28.7%    $177,193     34.7%    $194,626     38.2%
     non-owner occupied (b)        27,032   7.2%      30,736   7.7%      26,649   5.8%           -(a)     -            -(a)     -
    Commercial real estate         22,465   6.0%      28,141   7.0%      35,455   7.8%      46,860      9.2%      65,135     12.8%
    Builders' & land                  594   0.2%         115   0.0%       1,501   0.3%       4,276      0.8%       4,864      1.0%
  Consumer loans                   15,819   4.2%      18,598   4.6%      20,868   4.6%      19,067      3.8%      20,821      4.1%
  Commercial loans                  3,514   0.9%       2,596   0.7%       4,082   0.9%       6,292      1.2%      11,505      2.3%
----------------------------------------------------------------------------------------------------------------------------------
      Total adjustable rate       177,390  47.4%     191,405  47.8%     219,378  48.1%     253,688     49.7%     296,951     58.4%
----------------------------------------------------------------------------------------------------------------------------------
  Fixed rate loans:
  Mortgage loans:
    Residential real estate:
     owner occupied               159,950  42.8%     176,783  44.2%     199,033  43.6%     217,004     42.5%     173,278     34.0%
     non-owner occupied               408   0.1%         629   0.1%       1,050   0.2%           -(a)     -            -(a)     -
    Commercial real estate          3,724   1.0%       5,307   1.3%       8,204   1.8%      10,076      2.0%      10,508      2.1%
    Builders' & land                    -     -          332   0.1%           -     -           -         -            -        -
  Consumer loans                   25,891   6.9%      25,493   6.4%      28,420   6.2%      28,965      5.7%      26,151      5.1%
  Commercial loans                  6,787   1.8%         406   0.1%         445   0.1%         751      0.1%       1,917      0.4%
----------------------------------------------------------------------------------------------------------------------------------
      Total fixed rate            196,760  52.6%     208,950  52.2%     237,152  51.9%     256,796     50.3%     211,854     41.6%
----------------------------------------------------------------------------------------------------------------------------------
      Total loans                 374,150 100.0%     400,355 100.0%     456,530 100.0%     510,484    100.0%     508,805    100.0%
----------------------------------------------------------------------------------------------------------------------------------
  Less:
  Allowance for loan losses        12,352             12,929             12,779              9,326                14,062
    Unearned income                                        -                  -                  -                     -

   Deferred loan
     origination fees, net            140                133                 87                106                   724

----------------------------------------------------------------------------------------------------------------------------------
  Loans receivable, net          $361,658           $387,293           $443,664           $501,052              $494,019
==================================================================================================================================

<Fa>  Information for this period is not available, and is
      included within "Residential real estate - owner occupied" for prior periods.
<Fb>  In 1996, approximately $8 million of loans
      have been reclassified from "owner occupied" to "non-owner occupied" based on updated information.

Residential real estate loans decreased $24.0 million or 7.5% during 1997 and totalled $295.4 million or 78.9% of total loans outstanding at December 31, 1997. Residential real estate loans at December 31, 1996 totalled $319.4 million and represented 79.8% of total loans outstanding.

Commercial real estate and builders loans decreased $7.1 million or 21.0% from year-end 1996 and totalled $26.8 million or 7.2% of total loans outstanding at December 31, 1997. Commercial real estate and builders loans at December 31, 1996 totalled $33.9 million and represented 8.5% of total loans outstanding.

Consumer loans, which include equity loans on residential real estate, decreased $2.4 million or 5.4% during 1997 and totalled $41.7 million or 11.1% of total loans outstanding at December 31, 1997. Consumer loans at December 31, 1996 totalled $44.1 million and represented 11.0% of total loans outstanding.

Commercial loans increased $7.3 million or 243.1% from year-end 1996 and totalled $10.3 million or 2.8% of total loans outstanding at December 31, 1997. Commercial loans at December 31, 1996 totalled $3.0 million and represented less than 1.0% of total loans outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

Investment Activities

Investment securities, excluding the investment in the Federal Home Loan Bank of Boston, increased $228.2 million or nearly 75% during 1997 to total $533.4 million or 55.5% of total assets at December 31, 1997 compared with $305.2 million or 40.6% of total assets at December 31, 1996. The increase in securities during 1997 was primarily the result of a continued focus on investment securities as loan opportunities with an acceptable risk versus reward ratio were limited.

In addition to the substantial increase in the level of investment securities, the composition of the portfolio changed as well. Investments in loan related instruments continued as the portfolios of collateralized mortgage obligations ("CMOs"), mortgage-backed securities ("MBSs") and asset-backed securities ("ABSs") increased to $391.4 million at December 31, 1997 compared with $173.1 million at year-end 1996. The behavior of these instruments mirror, in many ways, the reactions to market conditions of a traditional loan portfolio yet do so without the same level of credit risk and costs to service and, in addition, offer expanded marketability compared with traditional whole loans. In addition, CMOs provide the ability to structure the expected cash flow return so as to better manage interest rate risk.

Periodically, the Company has sold call options on certain qualifying owned investment securities in an effort to enhance yield. Generally, option premiums received are deferred and recognized as an adjustment to yield if the option expires unexercised or are recognized as a gain on sale if the option is exercised. Option premiums recognized as income during 1997 totalled $103,000. No option income was recorded during 1996. There were no outstanding call options at December 31, 1997.

In the latter part of 1997, the Company began analyzing and purchasing certain highly rated common and preferred stocks in an effort to further diversify the portfolio and to take advantage of preferential Federal and State income tax treatment of dividend income received from those issues. Equity securities, excluding the investment in Federal Home Loan Bank of Boston stock, totalled $1.5 million at December 31, 1997 compared with $12,000 at December 31, 1996.

The Company's investment policy provides guidelines under which investments are purchased and sold. The Company's asset/liability ("ALCO") committee meets weekly and establishes loan and deposit pricing. The investment policy coupled with price/risk monitoring by the ALCO, provide the foundation from which investment security transactions are completed. The portfolio is comprised of high quality investments with many issues guaranteed or partially guaranteed by the U.S. Government, a U.S. Government Agency or a U.S. Government Sponsored Agency. All debt security investments were rated Aaa at December 31, 1997.

The objectives of the investment securities portfolio include the attainment of competitive yields on a risk-adjusted basis; the management of the duration of assets for interest rate risk purposes; to provide increased liquidity; to provide a source of capital gain income as opportunities exist. During 1997 the Company recorded net gains from the sale of investment securities totalling $195,000 compared with net gains of $326,000 during 1996.

The following table comparatively illustrates the changes in the composition of the investment security portfolio at December 31, 1995, 1996 and 1997.

                                               (Dollars in thousands)
    Years Ended December 31,             1997        1996        1995
   ------------------------------------------------------------------
    U.S. treasury securities         $  3,477    $  3,452    $  5,041
    U.S. government-sponsored
      agency obligations              136,964     128,620      46,886
    Other bonds and notes                   -           -       4,097
    REMIC's/CMO's                     332,090     134,867      47,278
    Mortgage-backed securities         48,651      23,861      47,912
    Asset-backed securities            10,673      14,406           -
    Equity securities                   1,528          12          12
    -----------------------------------------------------------------
    Total investment securities      $533,383    $305,218    $151,226
    =================================================================


Investment securities classified as available for sale and held to maturity under FAS #115 are combined in the presentation above.
For a complete presentation of securities and their appropriate classifications under FAS #115 please refer to Note #4.

Deposits and Other Borrowings

Deposits have traditionally been the major source of funding for investment purchases and loan originations, and should continue to be in the foreseeable future. A wide variety of consumer savings, time and demand deposit products designed to attract both short term and long term funds are offered. In addition, Dime offers commercial deposit products to meet the needs of business customers. In an effort to provide funding flexibility and diversification, Dime explored other avenues of funding during the latter part of 1996 and throughout 1997. Alternatives such as the sale of retail brokered certificates of deposit and solicited municipal deposits provided such diversification.

Total deposits increased $191.0 million or 30.5% during 1997 to total $817.1 million at December 31, 1997 compared with total deposits of $626.1 million at December 31, 1996. The growth in deposits during 1997 was provided by a combination of competitive pricing and the introduction or expansion of other avenues of deposit gathering.

Retail brokered certificates of deposit, a relatively new funding area for Dime, were first sold during the fourth quarter of 1996 and totalled $3.0 million at December 31, 1996. During 1997, however, this area grew substantially and totalled nearly $31.7 million at December 31, 1997. Growth in this area was primarily generated by attractive pricing when compared with other funding alternatives.

(1) BAR GRAPH (IN THOUSANDS)

INVESTMENT SECURITIES

1995  $151,226
1996  $305,218
1997  $533,383

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

Dime also utilized an additional new funding source through the introduction of solicited municipal deposits. Periodically, local municipalities seek bids from several financial institutions for short-term deposits. Several factors are considered in determining bid pricing for these deposits including the length of the deposit and pricing available for alternative funds. The Bank first became involved in this process in early 1997 and grew the portfolio to total $21.5 million at December 31, 1997.

Dime is a member of the Federal Home Loan Bank of Boston (the "FHLBB") and as a member may borrow from the FHLBB to secure additional funds. FHLBB borrowings equalled $58.0 million at December 31, 1997 unchanged from year-end 1996. If deposit growth cannot meet increased liquidity requirements or loan demand, additional funds may be derived from FHLBB borrowings or other funding sources.

The asset/liability committee meets weekly to determine pricing levels. In determining the rate of interest to pay for deposits, many factors are considered including current treasury rates, cash flow requirements, interest rate sensitivity position, rates paid by competitors, cost of alternative funding sources and budgeted income objectives. The following tables illustrate the changes within the deposit structure during 1997. Lower cost savings type accounts continued to decrease while higher cost certificates of deposit increased. For additional deposit information please see "Note 8:
Deposits".

                                               (Dollars in thousands)
    Years Ended December 31,             1997        1996        1995
---------------------------------------------------------------------
    Net increase (decrease)
      in deposits
      before interest                $159,480     $61,257     $(2,335)
    Interest credited                  31,513      21,497      17,893
    -----------------------------------------------------------------
    Net increase (decrease)
     in deposits                     $190,993     $82,754     $15,558
    =================================================================

The net change in deposit accounts of various types, for the periods indicated was:

                                               (Dollars in thousands)
    Years Ended December 31,             1997        1996        1995
---------------------------------------------------------------------
    Regular savings and clubs        $(14,355)   $(17,976)   $(45,636)
    NOW accounts                        2,734      (1,583)        362
    Demand deposits                     5,856       1,137          28
    Money market accounts              44,532      14,776      (3,255)
    Certificates of deposit           123,675      84,507      64,176
    Retail brokered certificates
      of deposit                       28,777       2,969           -
    Escrow deposits                      (226)     (1,076)       (117)
    -----------------------------------------------------------------
    Total                            $190,993    $ 82,754    $ 15,558
    =================================================================

Other Operating Income

Other income is primarily generated through service charges and other fee-based income derived from deposit and lending activities. Other operating income for the years ended December 31, 1997 and 1996 totalled $2.0 million compared with other operating income of $2.1 million for the year ended December 31, 1995.

The following table summarizes the categories of other income:

                                               (Dollars in thousands)
    Years Ended December 31,             1997        1996        1995
---------------------------------------------------------------------
    Deposit account fees               $1,650      $1,638      $1,578
    Customer service fees                 141         137         140
    Fees from savings bank life
      insurance sales                     163         149         140
    Loan and loan servicing fees           41          47          49
    Other fees                             43          78         173
    -----------------------------------------------------------------
    Total other income                 $2,038      $2,049      $2,080
    =================================================================

Operating Expenses

The Company's operating expenses include salaries and employee benefit costs, professional and other services, occupancy and equipment costs, and FDIC insurance costs among other charges. Total operating expenses for the year ended December 31, 1997 were $13.4 million inclusive of a net charge from the operation of other real estate owned and non-performing loans ("OREO operations") totalling $80,000. Operating expenses for the year ended December 31, 1996 were $13.8 million including net restructure charges of $77,000 and including a net gain from OREO operations of $117,000.

OREO operations includes expenses related to the maintenance of OREO, including real estate taxes and property insurance. In addition, charges related to the foreclosure process including legal, appraisal, and other fees are included within OREO operations. These expenses are reduced by gains recognized on the sales of OREO.

The Company began a restructuring program in the second quarter of 1995 which resulted in significant staff reductions of approximately 30% of the workforce and the outsourcing of the Company's data processing operations and other functions. Additional restructuring was undertaken during 1996, though to a lessor degree, with gross charges to operations of $340,000 primarily representing severance charges related to the termination of approximately 15 employees or approximately 9% of the total workforce at that time. These gross charges were partially offset by the recognition of curtailment gains of $263,000 in the non-contributory defined benefit plan and the defined benefit postretirement plan. Net charges totalled $77,000 for the year ended December 31, 1996. No restructure charges were recorded during 1997.

Management concentrates heavily on the control of operating expenses. The Company's efficiency ratio, a common measurement of operating efficiency for financial institutions, equalled just 43.87% for the year ended December 31, 1997 compared with an efficiency ratio of 49.55% for the year ended 1996. Simply put, for each dollar that the Company generated in revenue, net of interest expense, during 1997, it expended 43.87 cents. Total operating expenses expressed as a percentage of average assets equalled 1.54% for the year ended 1997 compared with 2.02% of average assets for the year ended December 31, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

Income Taxes

During 1997, the Company provided income tax expense of $70,000 and recognized $6.6 million of its deferred tax asset as a result of a favorable earnings history.

The net deferred tax asset at December 31, 1997 totalled $6.7 million as compared with $5.2 million at December 31, 1996. At
December 31, 1997 the Company had gross deferred tax assets of $8.0 million and gross deferred tax liabilities of $1.3 million.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the net deferred tax asset recognized at December 31, 1997.

During 1997, management continued to reassess the level of the valuation allowance needed and determined that it was no longer required due primarily to continued and projected earning levels. Management anticipates that earnings in 1998 will be subject to a combined federal and state effective tax rate of approximately 40%.

Liquidity, Sources and Uses of Funds,
and Capital Resources

Liquidity involves the ability to meet cash flow requirements of depositors wanting to withdraw funds or of borrowers needing assurance that sufficient funds will be available to meet their credit needs. Cash on hand, deposits at other financial institutions and federal funds sold are the principal sources of liquidity. Cash and cash equivalents totalled $36.4 million at December 31, 1997 compared with $31.9 million at December 31, 1996 and compared with $35.5 million at December 31, 1995. Cash and cash equivalents were 3.79% of total assets at December 31, 1997 compared with 4.24% of total assets at December 31, 1996 and compared with 5.39% of total assets at December 31, 1995.

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

Net cash used by investing activities totalled $198.2 million during the year ended December 31, 1997 as the Company reinvested funds provided by the decrease in the loan portfolio, deposit growth and maturing investments to fund the purchase of mortgage-backed securities and other investment securities. The net decrease in the loan portfolio totalled $22.1 million while deposits increased by $191.0 million and funds provided by maturing and amortizing investments totalled $137.6 million. Funds provided from the sale of investments totalled $64.6 million.

At December 31, 1997, FHLBB borrowings totalled $58.0 million, unchanged from year-end 1996 and year-end 1995. The Company believes that liquidity is sufficient to meet currently known demands and commitments and may use FHLBB borrowings as a source of new funds, if needed. The maximum amount that Dime may borrow is at the discretion of the FHLBB. Based on the level of qualifying collateral available to secure advances at December 31, 1997, Dime's estimated borrowing limit was $715.2 million.

At December 31, 1997, there were $368.9 million of time certificates of deposit maturing within one year compared with $338.4 million at December 31, 1996 and compared with $242.9 million at December 31, 1995. The Company expects that substantially all of these certificates will be renewed or replaced with new deposits.

The primary source of funds for the Company is the dividends received from Dime. The liquidity and the capital resources of the Company are largely dependent upon the liquidity, profitability and capital position of Dime. At December 31, 1997, the Company's equity to assets ratio was 8.25% compared with an equity to assets ratio of 8.33% at December 31, 1996 and compared with an equity to assets ratio of 7.85% at December 31, 1995. The Company must comply with the capital ratio requirements set by the Board of Governors of the Federal Reserve while Dime must comply with the capital ratio requireme nts set by the FDIC. The following table presents the Company's risk-based capital and leverage capital ratios:

    December 31,                 Required*         1997        1996
-------------------------------------------------------------------

    Tier 1 risk-based capital       6.00%         20.63%      17.93%
    Total risk-based capital       10.00%         21.90%      19.21%
    Leverage capital                5.00%          8.17%       8.44%

<F*>   For an institution to be considered "well capitalized" a
       capital ratio in excess of those shown is required.

Recent Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, which is defined as all changes to equity except investments by and distributions to shareholders. Net income is a component of comprehensive income, with all other components referred to in the aggregate as other comprehensive income. This statement is effective for 1998 interim and annual financial statements. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for reporting information about operating segments. This statement requires a company to disclose certain income statement and balance sheet information by operating segment, as well as provide a reconciliation of operating segment information to the company's consolidated balances. An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by management in determining how to allocate resources and evaluate performance. This statement is effective for the 1998 annual financial statements and is not expected to have an impact on the Company's disclosure requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS   DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans. This statement standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in the ben efit obligations and fair values of plan assets, and eliminates certain disclosures that are no longer useful under SFAS No. 87. This statement is effective for 1998 annual financial statements. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

Year 2000 Compliance

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000" issue is pervasive and complex as virtually every computer operation will be affected in some way by the rollover to the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company has completed its initial assessment relating to year 2000 compliance and has begun implementing a plan to ensure proper date recognition.

The Bank is an FDIC insured institution and, as such, is subject to and will adhere to the schedule required by its regulator. Under an Interagency Statement on year 2000 project management awareness, federal bank regulations strongly recommend that changes be largely completed by December 31, 1998 and that testing be well underway. Management expects that changes to mission-critical applications will have been made and testing will be in process by December 31, 1998.

Management expects that expenses related to year 2000 compliance will have an immaterial effect on the Companys earnings.

Year Ended December 31, 1996, Compared to Year Ended December
 31, 1995.

Overview: Net income for the year ended December 31, 1996 totalled $12.5 million or $2.42 per share on a diluted basis, compared with a net income of $6.0 million or $1.20 per share on a diluted basis for the year ended December 31, 1995. The change in net income was primarily caused by a decrease in operating expenses, a reduction in the provision for loan losses a nd an increase in interest-earning assets and interest-bearing liabilities.

Interest Income: Interest income for the year ended December 31, 1996 totalled $51.4 million compared with interest income of $47.5 million for the year ended December 31, 1995. This increase of $3.9 million, or 8.25%, was due principally to an increase in the volume of average interest-earning assets from $616.4 for the year ended 1995 to $672.0 million for the year ende d 1996, an increase of $55.6 million. The significant increase in volume offset a decrease in the weighted average yield on interest-earning assets from 7.70% in 1995 to 7.65% in 1996.

Interest Expense: Interest expense totalled $25.5 million for the year ended December 31, 1996 compared with interest expense of $22.1 million for the year ended December 31, 1995. This increase was primarily caused by an increase in the levels of interest-bearing liabilities and by a general increase in the rates paid on deposits, the principal source of funding for the Bank. Total deposits increased $82.8 million or 15.2% to $626.1 million at December 31, 1996 compared with total deposits of $543.3 million at December 31, 1995. The average cost of interest-bearing liabilities for the year ended 1996 equalled 4.35% compared with an average cost of 4.05% for the year ended 1995.

Provision for Loan Losses: The provision to the allowance for loan losses for the year ended December 31, 1996 totalled $2.0 million compared with a provision for the year ended December 31, 1995 of $7.6 million. The decreased provision during 1996 was primarily the result of a reduction in non-performing loans and a reduction in total loans outstanding. At December 31, 1996, the Company maintained an allowance for loan losses of $12.9 million representing 3.23% of total loans outstanding. At December 31, 1995, the Company maintained an allowance for loan losses of $12.8 million representing 2.80% of total loans outstanding.

Investment Securities Gains: The Company recognized gains of
$326,000 on the sale of investment securities during the year ended December 31, 1996 compared with net gains of $298,000 for the year ended December 31, 1995.

Other Operating Income: Other operating income during 1996 decreased by $31,000 or 1.49%, and totalled $2.0 million for the year ended December 31, 1996 compared operating income of $2.1 million for the year ended December 31, 1995. Other operating income consists primarily of service charges and other fees generated from deposit and lending activities.

Operating Expenses: Total operating expenses for 1996 were $13.8 million compared with $17.0 million for 1995, representing a decrease of $3.2 million or 18.8%. Operating expenses, excluding non-recurring items equalled $13.8 million for the year ended December 31, 1996 compared with $16.1 million for the year ended December 31, 1995. Non-recurring items excluded were from OREO operations and net restructure charges.

Income Taxes: The Company provided only for minimum State income tax during 1996 and 1995 because of tax loss carry forwards available to offset regular Federal and State income tax provisions. Additionally, the Company recognized $5.8 million of its deferred tax asset during 1996 and $2.8 million of its deferred tax asset during 1995, as a result of improved earnings projections.

CONSOLIDATED STATEMENTS OF CONDITION                 DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


                                                                                    (Dollars in thousands, except share data)
December 31,                                                                                         1997                1996
-----------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and amounts due from banks - Note 2                                                      $  9,016            $ 10,430
   Interest bearing deposits                                                                          661                 149
   Federal funds sold                                                                              26,755              21,296
   Investment securities available for sale
       (amortized cost:  $17,351 in 1997; $26,304 in 1996) - Note 4                                17,605              26,233
   Investment securities held to maturity (market value: $134,948 in 1997;
       $119,238 in 1996) - Note 4                                                                 135,037             120,257
   Mortgage-backed securities available for sale
       (amortized cost: $380,010 in 1997; $160,124 in 1996) - Note 4                              380,741             158,728
   Investment in Federal Home Loan Bank of Boston stock - Note 9                                    7,192               7,192
   Loans receivable - Notes 5 and 9                                                               374,010             400,222
       Allowance for loan losses                                                                  (12,352)            (12,929)
-----------------------------------------------------------------------------------------------------------------------------
       Loans receivable, net                                                                      361,658             387,293
   Premises and equipment, net - Note 6                                                             4,474               5,095
   Accrued income receivable                                                                        6,586               5,214
   Other real estate owned - Note 7                                                                   481               1,210
   Deferred income taxes - Note 11                                                                  6,679               5,166
   Other assets                                                                                     2,483                 622
   Excess of cost over fair value of net assets acquired                                            2,068               2,418
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                     $961,436            $751,303
=============================================================================================================================

Liabilities and Shareholders' Equity

Liabilities
   Deposits - Note 8                                                                             $817,091            $626,098
   Federal Home Loan Bank of Boston advances - Note 9                                              58,000              58,000
   Other liabilities                                                                                7,060               4,594
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                 882,151             688,692
-----------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity - Notes 12, 13 and 17
   Preferred stock; no par; 1,000,000 shares authorized; none issued and outstanding                    -                   -
   Common stock; $1.00 par value; authorized 9,000,000 shares;
       issued 5,515,249 and 5,480,896 in 1997 and 1996 respectively;
       outstanding 5,163,642 and 5,129,289 in 1997 and 1996 respectively                            5,515               5,481
   Additional paid-in capital                                                                      52,597              52,209
   Retained earnings                                                                               23,477               8,788
   Net unrealized gain (loss) on available for sale securities, net of taxes                          594                (969)
   Treasury stock - 351,607 shares at cost                                                         (2,898)             (2,898)
-----------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                         79,285              62,611
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                       $961,436            $751,303
=============================================================================================================================

   Commitments and contingencies - Notes 6, 12, 14 and 21

  See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS                DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


                                                                        (Dollars in thousands, except per share amounts)

Years ended December 31,                                                     1997              1996                1995
-----------------------------------------------------------------------------------------------------------------------
Interest Income
   Interest and fees on loans                                             $31,757           $35,417             $39,781
   Interest-bearing deposits                                                    4                23                 126
   Federal funds sold                                                       1,253               929               1,174
   Interest and dividends on investment securities:
       U. S. treasury securities                                              226               241                 649
       U. S. government agency obligations                                 10,025             5,389               2,315
       REMIC/CMO's                                                          9,752             3,152               1,380
       Non-agency REMIC/CMO's                                               5,209             2,008                   -
       Mortgage-backed securities                                           3,422             3,062               1,069
       Asset-backed securities                                                887               661                   -
       Other bonds and notes                                                    -                48                 475
       Equity securities                                                        8                 1                   3
   Dividends on Federal Home Loan Bank of Boston stock                        466               460                 504
-----------------------------------------------------------------------------------------------------------------------
       Total Interest Income                                               63,009            51,391              47,476
-----------------------------------------------------------------------------------------------------------------------
Interest Expense
   Interest to depositors                                                  31,513            21,497              17,893
   Interest on FHLBB advances                                               3,275             3,998               4,186
-----------------------------------------------------------------------------------------------------------------------
       Total Interest Expense                                              34,788            25,495              22,079
-----------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                        28,221            25,896              25,397
   Provision for loan losses - Note 5                                         200             2,000               7,550
-----------------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses                        28,021            23,896              17,847
   Investment securities gains, net - Note 4                                  195               326                 298
   Deposit account fees                                                     1,650             1,638               1,578
   Other operating income                                                     388               411                 502
-----------------------------------------------------------------------------------------------------------------------
   Income before other operating expenses                                  30,254            26,271              20,225
-----------------------------------------------------------------------------------------------------------------------
Other Operating Expenses
   Salaries and employee benefits                                           6,771             6,770               7,763
   Professional and other services                                          2,390             2,275               2,389
   Bank occupancy and equipment expense                                     1,878             2,611               3,032
   FDIC assessment                                                             82                79                 898
   Net cost (earnings) of operation of other real estate owned - Note 7        80              (117)             (1,029)
   Other operating expenses                                                 2,235             2,113               2,057
   Restructure expense, net - Note 10                                           -                77               1,887
-----------------------------------------------------------------------------------------------------------------------
       Total Other Operating Expenses                                      13,436            13,808              16,997
-----------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                 16,818            12,463               3,228
   Income taxes (benefit) - Note 11                                            70               (10)             (2,813)
-----------------------------------------------------------------------------------------------------------------------
Net Income                                                                $16,748           $12,473             $ 6,041
========================================================================================================================
Basic Earnings per share - Note 3                                         $  3.25           $  2.45             $  1.21
Diluted Earnings per share - Note 3                                       $  3.16           $  2.42             $  1.20


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                     DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

                                                                                                         (Dollars in thousands)

Years ended December 31, 1997, 1996 and 1995

                                                                                                      Net
                                                                                               Unrealized
                                                                                              Gain (Loss)
                                                                  Additional    Retained     on Available
                                                        Common       Paid-In    Earnings         for Sale    Treasury
                                                         Stock       Capital    (Deficit)      Securities       Stock      Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                            $5,345       $50,846    $ (8,207)         $   110    $(2,898)    $45,196
--------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995:
        Options exercised                                   29           271           -                -          -         300
        Net income                                           -             -       6,041                -          -       6,041
        Change in net unrealized gain on securities
          available for sale                                 -             -           -              131          -         131
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                             5,374        51,117      (2,166)             241     (2,898)     51,668
Year ended December 31, 1996:
        Options exercised                                  107         1,092           -                -          -       1,199
        Net income                                           -             -      12,473                -          -      12,473
        Dividends paid                                       -             -      (1,519)               -          -      (1,519)
        Change in net unrealized gain (loss) on
          securities available for sale                      -             -           -           (1,210)         -      (1,210)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                             5,481        52,209       8,788             (969)    (2,898)     62,611
Year ended December 31, 1997:
        Options exercised                                   34           388           -                -          -         422
        Net income                                           -             -      16,748                -          -      16,748
        Dividends paid                                       -             -      (2,059)               -          -      (2,059)
        Change in net unrealized gain (loss)
          on securities available for sale                   -             -           -            1,563          -       1,563
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                            $5,515       $52,597    $ 23,477          $   594    $(2,898)    $79,285
================================================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS                DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

                                                                                                    (Dollars in thousands)

Years ended December 31,                                                                   1997          1996         1995
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                         $  16,748     $  12,473     $  6,041
   Adjustments to reconcile net income to net cash from operations:
       Provision for loan losses                                                            200         2,000        7,550
       Provision for OREO losses                                                             39           (74)           -
       Depreciation and amortization                                                        837           963        1,483
       Premises and equipment restructuring charges                                           -             -        1,107
       Amortization/accretion of investment securities, net                              (1,054)         (655)         147
       Amortization of intangible assets                                                    350           350          349
       Amortization of net deferred loan fees                                              (228)          (63)        (166)
       Deferred income tax benefit                                                       (2,402)         (531)      (2,831)
       Gain on sale of available for sale securities                                       (195)         (326)        (298)
       Other real estate owned gains, net                                                   (90)         (431)      (2,057)
       Increase in accrued interest receivable                                           (1,372)         (763)        (453)
       (Increase) decrease in other assets                                               (1,861)        1,608          473
       Increase (decrease) in other liabilities                                           2,492          (716)         688
--------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                         13,464        13,835       12,033
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Available for sale investment securities:
       Investment securities purchased                                                  (24,864)      (31,745)           -
       Proceeds from sales of investment securities                                      30,038         7,076        4,660
       Proceeds from maturity of investment securities                                        -             -        4,000
       Proceeds from principal payments on asset-backed securities                        3,901         2,511            -
   Available for sale mortgage-backed securities:
       Mortgage-backed securities purchased                                            (295,662)     (202,368)     (98,791)
       Proceeds from principal payments on mortgage-backed securities                    42,296        11,807        4,265
       Proceeds from sale of mortgage-backed securities                                  34,517       126,155            -
   Held to maturity investment securities:
       Investment securities purchased                                                 (103,187)      (94,680)     (71,846)
       Proceeds from maturity or call of investment securities                           88,500        26,400       63,299
   Held to maturity mortgage-backed securities:
       Mortgage-backed securities purchased                                              (2,956)            -            -
       Proceeds from principal payments on mortgage-backed securities                       148             -            -
       Proceeds from call of mortgage-backed securities                                   2,804             -            -
   Net decrease in loans                                                                 22,134        50,165       41,104
   Proceeds from sale of loans                                                            3,334         2,835        8,022
   Purchase of premises and equipment, net                                                 (216)         (377)        (231)
   Proceeds from sale of bank-owned buildings                                                 -           245            -
   Proceeds from sale of other real estate owned                                            976         2,206        5,230
--------------------------------------------------------------------------------------------------------------------------
       Net cash (used) by investing activities                                         (198,237)      (99,770)     (40,288)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net increase in deposits                                                             190,993        82,754       15,558
   Proceeds from exercise of stock options                                                  396         1,086          226
   Payments of FHLB of Boston advances                                                        -             -       (2,000)
   Payments of cash dividends                                                            (2,059)       (1,519)           -
--------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                        189,330        82,321       13,784
--------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and equivalents                                        4,557        (3,614)     (14,471)
--------------------------------------------------------------------------------------------------------------------------
   Cash & cash equivalents at beginning of period                                        31,875        35,489       49,960
--------------------------------------------------------------------------------------------------------------------------
   Cash & cash equivalents at end of period                                           $  36,432     $  31,875     $ 35,489
==========================================================================================================================
Supplemental disclosures of cash flow information:
   Non-cash investing activities:
      Transfer of investment securities from held to maturity to available for sale   $       -     $       -     $ 75,688
      Transfer of loans to other real estate owned, net                               $     196     $   1,434     $    878
   Cash paid during the year for:
      Interest to depositors                                                          $  30,822     $  21,407     $ 17,875
      Interest on FHLBB advances                                                      $   3,317     $   4,022     $  4,198
      Income taxes                                                                    $   1,810     $     311     $    103


See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

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

Loans: Interest on loans is accrued and credited to operations based upon principal amounts outstanding. The accrual of interest income and the amortization of loan origination fees is discontinued when a loan becomes 90 days past due, or earlier if there is doubt as to the ultimate collection of principal or interest. When the accrual of interest ceases, previously recognized and uncollected interest is reversed against interest income. Interest income on non-accrual residential and consumer loans is recognized to the extent payments are received. Interest income on non-accrual commercial loans is applied as a reduction of the carrying value to the extent payments are received.

Loans that are impaired (due to the inability to collect all contractual amounts due) are measured and valued based on (1) the present value of expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of supporting collateral if the loan is collateral dependent. Interest income on impaired loans is generally recognized in accordance with the Company's existing income recognition policy. Management believes that the valuation allowance for impaired loans is adequate.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

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

Interest Rate Instruments: The Company utilizes interest rate cap and interest rate floor contracts as part of its asset/liability management strategy. Interest rate cap and floor contracts are entered into as hedges against future interest rate fluctuations. The Company's accounting policy relating to interest rate cap and floor contracts is to amortize the cost of the contract through interest income or interest expense over the life of the contracts. Those agreements meeting the criteria for hedge accounting treatment are designated as hedges and are accounted for as such. If a contract is terminated, any unrecognized gain or loss is deferred and amortized as an adjustment to the yield of the related asset or liability over the remainder of the period that was being hedged.
If the linked asset or liability is disposed of prior to the end of the period being managed, the related interest-rate contract is marked to fair value, with any resulting gain or loss recognized in current period income as an adjustment to the gain or loss on the disposal of the related asset or liability.

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

Excess of Cost Over Fair Value of Net Assets Acquired: The excess of cost over fair value of net assets acquired is being amortized on the straight-line method over a fifteen year period. Accumulated amortization was $3,176,000 and $2,826,000 in 1997 and 1996, respectively.

Income Taxes: Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance related to deferred tax assets is recognized when, in management's judgment, it is more likely than not that all or a portion of such deferred tax assets will not be realized.

Pension Plan: Dime has a non-contributory pension plan which covers substantially all employees who meet certain age, service and minimum hours per year requirements. Dime's policy is to fund pension costs sufficient to meet the funding requirements set forth in the Employee Retirement Income Security Act of 1974.

Postretirement Benefits: In December 1990, FASB issued Statement No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions." This Statement requires employers to accrue the cost and recognize the liability for benefits to be provided to retired employ ees over each employee's service period. The Company adopted the Statement on January 1, 1993 by recognizing the transition obligation, net of tax, as the cumulative effect of a change in accounting method in the consolidated statement of operations.

Cash Flows: For purposes of the statements of cash flows, the Company considers cash on hand, demand deposits at other financial institutions, interest-bearing deposits with an original maturity of three months or less and federal funds sold to be cash and cash equivalents.

Reclassifications: Certain reclassifications have been made to the prior years' amounts to conform with the 1997 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

Note 2: Cash and Due From Banks

Dime is subject to requirements of the Federal Reserve Bank of Boston to maintain certain average cash reserve balances. At
December 31, 1997 and 1996, these reserves were $2.4 million and $1.4 million, respectively.

Note 3: Per Share Data

Effective for financial statements issued for periods ending after December 15, 1997, SFAS No. 128, "Earnings Per Share" was implemented. The Statement establishes standards for the computation and presentation of earnings per share ("EPS"). It simplifies the computation of EPS by replacing the presentation of primary EPS with a presentation of basic EPS. Basic EPS should result in a slightly higher EPS than the primary calculation utilized prior to the implementation of SFAS No. 128. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15, the prior practice.

Earnings per share have been computed on the basis of the following:


                                                                                                      (Net income in thousands)

                                                           1997                        1996                        1995
                                                     Basic      Diluted          Basic      Diluted          Basic      Diluted
-------------------------------------------------------------------------------------------------------------------------------
Equivalent shares:
Average shares outstanding                       5,148,651    5,148,651      5,084,344    5,084,344      5,006,258    5,006,258
Additional shares due to:
  Stock options                                          -      149,763              -       60,183              -       19,503
-------------------------------------------------------------------------------------------------------------------------------
Total equivalent shares                          5,148,651    5,298,414      5,084,344    5,144,527      5,006,258    5,025,761
===============================================================================================================================
Earnings per share:
Net income                                         $16,748      $16,748        $12,473      $12,473         $6,041       $6,041
-------------------------------------------------------------------------------------------------------------------------------
Total equivalent shares                          5,148,651    5,298,414      5,084,344    5,144,527      5,006,258    5,025,761
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share                                 $  3.25      $  3.16        $  2.45      $  2.42         $ 1.21       $ 1.20
===============================================================================================================================

Note 4: Investment and Mortgage-backed Securities

The amortized costs, approximate market values, and maturity groupings of investment and mortgage-backed securities are as follows:

                                                                                                          (Dollars in thousands)
December 31, 1997
                                                                                                                       Yield on
                                                                Amortized    Unrealized    Unrealized      Market          Debt
                                                                     Cost         Gains        Losses       Value    Securities
-------------------------------------------------------------------------------------------------------------------------------
Investment securities available for sale:
U.S. government sponsored agency obligations:
         After 5 but within 10 years                             $  5,425             -          $ 21    $  5,404         7.04%
Asset-backed securities:
         After 10 years                                            10,472           201             -      10,673         7.30%
Equity securities                                                   1,454            74             -       1,528
-----------------------------------------------------------------------------------------------------------------
Total investment securities available for sale                   $ 17,351        $  275          $ 21    $ 17,605         7.21%
=================================================================================================================
Mortgage-backed securities available for sale:
Mortgage-backed securities:
     GNMA                                                        $ 48,105        $  546          $  -    $ 48,651         6.93%
 REMIC/CMO's (includes non-agency)                                331,905           693           508     332,090         6.93%
-----------------------------------------------------------------------------------------------------------------
Total mortgage-backed securities available for sale              $380,010        $1,239          $508    $380,741         6.93%
=================================================================================================================
Investment securities held to maturity:
U.S. treasury securities:
         After 1 but within 5 years                              $  3,477        $   65          $  -    $  3,542         6.50%
U.S. government-sponsored agency obligations:
     Within 1 year                                                  2,978            15             -       2,993         6.88%
     After 1 but within 5 years                                    24,939            50            51      24,938         6.61%
     After 5 but within 10 years                                  103,643           100           268     103,475         7.00%
-----------------------------------------------------------------------------------------------------------------
Total investment securities held to maturity                     $135,037        $  230          $319    $134,948         6.91%
=================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


                                                                                                         (Dollars in thousands)
December 31, 1996
                                                                                                                      Yield on
                                                                Amortized    Unrealized    Unrealized     Market          Debt
                                                                     Cost         Gains        Losses      Value    Securities
-------------------------------------------------------------------------------------------------------------------------------
Investment securities available for sale:

U.S. government sponsored agency obligations:
         After 1 but within 5 years                              $  4,000          $  -        $   45   $  3,955          6.50%
         After 5 but within 10 years                                8,000             -           140      7,860          6.85%
Asset-backed securities:
         After 10 years                                            14,292           114             -     14,406          7.30%
Equity securities                                                      12             -             -         12
----------------------------------------------------------------------------------------------------------------
Total investment securities available for sale                   $ 26,304          $114        $  185   $ 26,233          7.04%
================================================================================================================

Mortgage-backed securities available for sale:
Mortgage-backed securities:
     GNMA                                                        $ 20,516          $ 29        $   63   $ 20,482          6.85%
     FNMA                                                           2,709             -             -      2,709          6.49%
     FHLMC                                                            671             -             1        670          6.70%
REMIC/CMO's (includes non-agency)                                 136,228            39         1,400    134,867          6.79%
----------------------------------------------------------------------------------------------------------------
Total mortgage-backed securities available for sale              $160,124          $ 68        $1,464   $158,728          6.79%
================================================================================================================

Investment securities held to maturity:
U.S. treasury securities:
     After 1 but within 5 years                                  $  3,452          $ 56        $    -   $  3,508          6.50%
U.S. government-sponsored agency obligations:
     Within 1 year                                                  9,000             -             -      9,000          7.18%
     After 1 but within 5 years                                    55,853            74           225     55,702          6.84%
     After 5 but within 10 years                                   51,952             -           924     51,028          6.90%
----------------------------------------------------------------------------------------------------------------
Total investment securities held to maturity                     $120,257          $130        $1,149   $119,238          6.88%
================================================================================================================

Proceeds from the sale of available for sale investment securities were $30.0 million in 1997 and proceeds from the sale of available for sale mortgage-backed securities were $34.5 million in 1997, with gross gains of $198,000 partially offset by gross losses of $3,000 realized on those sales.

By comparison proceeds from the sale of available for sale investment securities were $7.1 million in 1996, and proceeds from the sale of available for sale mortgage-backed securities were $126.2 million in 1996, with gross gains of $383,000 partially offset by gross losses of $57,000 realized on those sales. Proceeds from the sale of available for sale securities were $4.7 million in 1995. Net gains realized on these sales were $298,000 in 1995.

The expected average life of mortgage-backed securities at December 31, 1997 was approximately two to four years.

At December 31, 1997, Dime had $4.0 million in U.S. treasury and agency securities pledged as collateral for public fund deposits.
An additional $2.5 million in U.S. treasury securities were pledged as collateral for treasury, tax and loan deposits.

Note 5: Loans Receivable

Loans are summarized as follows:
                                            (Dollars in thousands)
December 31,                                     1997        1996
-----------------------------------------------------------------
Mortgage loans:
  Residential:
    Real estate owner occupied               $267,916    $288,002
    Real estate non-owner occupied             27,440      31,365
  Commercial real estate                       26,189      33,448
  Builders' & land                                594         447
Consumer loans                                 41,710      44,091
Commercial loans                               10,301       3,002
Allowance for loan losses                     (12,352)    (12,929)
Deferred loan origination fees, net              (140)       (133)
-----------------------------------------------------------------
Total loans, net                             $361,658    $387,293
=================================================================

At December 31, 1997, 1996 and 1995, the total unpaid principal balances of non-accrual loans were approximately $2.3 million, $2.6 million and $7.7 million, respectively. During 1997 and 1996, the Company completed bulk sales of non-performing loans totalling $3.5 million and $3.7 million, respectively. These loans were written down by $1.3 million to $2.2 million and $1.6 million to $2.1 million, respectively prior to sale. In the fourth quarter of 1995, the Company completed a bulk sale of two packages of non-performing assets, non-performing loans totalling $2.5 million and OREO totalling $334,000, prior to writedowns. These assets were written down by $1.4 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

If the non-accrual loans at December 31, 1997, 1996 and 1995 had remained current in accordance with their contractual payment terms, interest income of $250,000, $353,000 and $787,000, respectively would have been recognized compared to interest income of $89,000, $67,000 and $383,000 actually recognized.

At December 31, 1997 impaired loans totalled $2.8 million with a related allowance of $465,000 as compared to $2.5 million with a related allowance of $425,000 at December 31, 1996 and $5.2 million with a related allowance of $668,000 at December 31, 199 5. All impaired loans at December 31, 1997 and December 31, 1996 had a related allowance. Approximately $1.4 million of impaired loans at December 31, 1995 did not have a related allowance. The average balance of impaired loans totalled approximately $2.9 million in 1997 as compared to $3.8 million and $6.1 million during 1996 and 1995, respectively. Income recognized during 1997 on these loans totalled approximately $185,000, cash collected totalled approximately $300,000, and approximately $115,000 of cash collected was applied against principal. Income recognized during 1996 on these loans t otalled approximately $22,000, cash collected totalled approximately $110,000, and approximately $88,000 of cash collected was applied against principal. Income recognized during 1995 on these loans totalled approximately $173,000 which also approximated the cash collected.

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

Changes in the allowance for loan losses are as follows:

                                           (Dollars in thousands)

December 31,                         1997        1996        1995
-----------------------------------------------------------------
Balance at beginning
 of year                          $12,929     $12,779     $ 9,326
Provision charged
 to expense                           200       2,000       7,550
Charge-offs                        (1,879)     (3,767)     (4,846)
Recoveries                          1,102       1,917         749
-----------------------------------------------------------------
Balance at end of year            $12,352     $12,929     $12,779
=================================================================

The Company's loans receivable consist primarily of residential and commercial real estate loans located within its primary market area in Connecticut. The Company had $5.7 million of loans outstanding with one borrower at December 31, 1997. At Decembe r 31, 1996, the Company had loans outstanding with two borrowers totalling $8.3 million. The Company's policy for collateral requires that, at the time of origination, the amount of the loan may not exceed 80% of the appraisal value of the property. In cases where the loan exceeds this percentage, private mortgage insurance is generally required for that portion of the loan in excess of 80% of the appraised value of the property.

Note 6: Premises and Equipment

The details of premises and equipment are as follows:

                                            (Dollars in thousands)
December 31,                                     1997        1996
-----------------------------------------------------------------
Bank premises, including land
 of $1,038                                   $  7,185    $  7,174
Furniture and equipment                         7,842       7,637
-----------------------------------------------------------------
                                               15,027      14,811
Accumulated depreciation
 and amortization                             (10,553)     (9,716)
-----------------------------------------------------------------
Total premises and equipment, net            $  4,474    $  5,095
=================================================================

Total rental expense under leases for branch locations for 1997, 1996 and 1995 was $106,000, $160,000 and $159,000, respectively.
Future minimum payments at December 31, 1997, under non-cancelable operating leases (initial or remaining term greater than one year), are shown in the following table. Renewal options are available for the majority of leased properties for five year periods which have not been included in the table.

                                            (Dollars in thousands)
-----------------------------------------------------------------
1998                                                         $107
1999                                                           99
2000                                                           82
2001                                                            -
2002                                                            -
-----------------------------------------------------------------
                                                             $288
=================================================================

Note 7: Other Real Estate Owned

The net cost of operation of other real estate owned was as follows:


                                                                                                       (Dollars in thousands)
December 31,                                                                                      1997       1996        1995
-----------------------------------------------------------------------------------------------------------------------------
Net gain on sales of property                                                                    $(175)     $(431)    $(2,057)
Provision for losses on OREO                                                                        39        (74)          -
Net holding costs                                                                                  216        388       1,028
-----------------------------------------------------------------------------------------------------------------------------
Net OREO cost (gain)                                                                             $  80      $(117)    $(1,029)
=============================================================================================================================

Note 8: Deposits
Deposits are summarized as follows:

                                                                                                       (Dollars in thousands)
    December 31,
                                                                                              Weighted               Weighted
                                                                                               Average                Average
                                                                                         1997     Rate        1996       Rate
-----------------------------------------------------------------------------------------------------------------------------
Regular savings and clubs                                                            $156,537     2.31%   $170,892       2.35%
Negotiable orders of withdrawal (NOW)                                                  24,081     1.81%     21,347       1.74%
Non-interest bearing demand deposits                                                   46,129        -      40,273          -
Money market accounts                                                                  67,392     4.70%     22,860       4.73%
Certificates of deposit                                                               486,092     5.46%    362,417       5.35%
Retail brokered certificates of deposit                                                31,746     6.44%      2,969       6.23%
Escrow deposits                                                                         5,114     3.10%      5,340       3.10%
-----------------------------------------------------------------------------------------------------------------------------
Total deposits                                                                       $817,091     4.40%   $626,098       4.03%
=============================================================================================================================

Individual interest bearing accounts, including certificates of deposit, with balances of $100,000 and greater totalled $93.9 million and $46.7 million at December 31, 1997 and 1996, respectively.

Interest expense on certificates of deposit with balances of $100,000 and greater totalled approximately $1,514,000, $1,005,000 and $674,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Certificate maturities with balances of $100,000 and greater are summarized as follows:

                                            (Dollars in thousands)
December 31,                                     1997        1996
-----------------------------------------------------------------
Within 3 months                               $30,858     $13,174
After 3 but within 6 months                     9,532       7,880
After 6 but within 12 months                    7,179       5,229
Over 12 months                                  9,043         968
-----------------------------------------------------------------
Total certificates with balances
 of $100,000 and greater                      $56,612     $27,251
=================================================================

The maturities of all certificates of deposit at December 31, 1997 follow:

                                            (Dollars in thousands)
Maturity in:
 1998                                                    $368,883
 1999                                                     109,829
 2000                                                      19,528
 2001                                                       9,398
 2002                                                      10,200
-----------------------------------------------------------------
Total                                                    $517,838
=================================================================

Interest expense on deposits is summarized as follows:

                                               (Dollars in thousands)
                                          1997       1996        1995
    -----------------------------------------------------------------
    Regular savings and clubs          $ 3,958    $ 4,358     $ 4,886
    Now accounts                           347        339         340
    Money market accounts                2,271        234         146
    Certificates of deposits            23,573     16,426      12,417
    Retail brokered certificates
     of deposit                          1,276         28           -
    Escrow deposits                         88        112         104
    -----------------------------------------------------------------
    Total                              $31,513    $21,497     $17,893
    =================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

Note 9: Federal Home Loan Bank of Boston Advances

Federal Home Loan Bank of Boston ("FHLBB") advances consisted of the following:

                                           (Dollars in thousands)
December 31,                                     1997        1996
-----------------------------------------------------------------
Short-term:
 5.80% due 1998                               $ 5,000     $     -
-----------------------------------------------------------------
Total short-term                              $ 5,000     $     -
-----------------------------------------------------------------
Long-term:
  7.16% due 1997                              $     -     $25,000
  6.05% due 1998                               15,000      15,000
  5.89% due 1998                                5,000           -
  6.66% due 1999                               10,000           -
  6.29% due 1999                               10,000      10,000
  6.04% due 1999                                5,000           -
  6.51% due 2000                                8,000       8,000
-----------------------------------------------------------------
Total long-term advances                      $53,000     $58,000
-----------------------------------------------------------------
Total advances                                $58,000     $58,000
=================================================================

All stock in the FHLBB and first mortgage loans on residential property are pledged as collateral to secure the FHLBB advances.

At December 31, 1997, the Company had available for its use a credit line of $10.2 million with the FHLBB. At December 31, 1997, the Company had no borrowings outstanding on the credit line.

Note 10: Restructure Expense, Net

The Company recognized net non-recurring restructuring charges of $77,000 and $1.9 million during 1996 and 1995, respectively, as part of a comprehensive restructuring program. The restructuring costs resulted from severance and benefit charges associated with the reduction in the Company's workforce and costs associated with the disposition of data processing equipment based on a decision to outsource the Company's data processing operations, disposition of bank premises, and professional fees incurred to effect the restructure. These charges were partially offset by the recognition of curtailment gains in the Company's non-contributory defined benefit plan and defined benefit postretirement plan as a result of a decrease in projected benefit obligations due to a reduction in the workforce. The accrued liability for restructure charges equalled $4,000 and $115,000 at December 31, 1997 and 1996, respectively.

The following table illustrates the components of the net restructuring charges for the years ended December 31, 1996 and December 31, 1995. There were no restructure charges recorded in 1997.


                                             (Dollars in thousands)
December 31,                         1997        1996          1995
-------------------------------------------------------------------
Severance and benefit charges          $-        $340        $1,624
Writedown of data processing
 equipment to estimated
 salvage value                          -           -           588
 Other                                  -           -           624
-------------------------------------------------------------------
Gross restructuring charges             -         340         2,836
 Less: curtailment gains                -         263           949
-------------------------------------------------------------------
 Restructuring charges, net            $-        $ 77        $1,887
===================================================================

Note 11: Income Taxes

Income tax expense (benefit) is comprised of the following:

                                             (Dollars in thousands)
December 31,                         1997        1996          1995
-------------------------------------------------------------------
Income tax expense
 attributable to income:
 Current:

 Federal                          $ 2,471     $   521       $     -
  State                                 -           -            18
-------------------------------------------------------------------
                                    2,471         521            18
-------------------------------------------------------------------
 Deferred:
  Federal                           2,749       3,180           871
  State                             1,424       2,089         1,108
 Change in valuation               (6,574)     (5,800)       (4,810)
-------------------------------------------------------------------
                                   (2,401)       (531)       (2,831)
-------------------------------------------------------------------
Total                             $    70     $   (10)      $(2,813)
===================================================================

The principal reasons for the income tax expense (benefit) differing from the amount of such tax computed by applying a Federal Statutory tax rate of approximately 34% to reported income (loss) before income taxes are as follows:

                                             (Dollars in thousands)
Years ended December 31,             1997        1996          1995
-------------------------------------------------------------------
Computed expected federal
 income taxes (benefit)
 based upon statutory rates       $ 5,718     $ 4,241       $ 1,098
State income taxes
 (net of federal tax effect)          940       1,379           742
Effect of dividends received
 deduction                             (2)          -            (1)
Change in the valuation
 allowance for deferred
 tax assets                        (6,574)     (5,800)       (4,810)
Goodwill                              119         119           119
Other, net                           (131)         51            39
-------------------------------------------------------------------
Total income tax
 expense (benefit)                $    70     $   (10)      $(2,813)
===================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and December 31, 1996 are presented below:

                                             (Dollars in thousands)
                                                 1997          1996
-------------------------------------------------------------------
Deferred tax assets:
 Allowance for loan losses
  and related items                            $6,077       $ 6,952
 Accrued compensation and pension                 462           494
 Accrued postretirement expense                   342           334
 Deferred loan origination fees                    56            53
 Net operating loss carryforward                  777         3,433
 Tax credit carryforwards                          36           549
 Premises and equipment                           173           178
 FASB No. 115 Unrealized loss                       -           498
 Other                                             50           339
-------------------------------------------------------------------
Total gross deferred tax assets                 7,973        12,830
Less: valuation allowance                           -         6,574
-------------------------------------------------------------------
Deferred tax asset, net                         7,973         6,256
Deferred tax liabilities:
 Net unrealized gain on investments
  available for sale                              389             -
 Excess of tax bad debt reserve over
  base year reserve                               598           747
 Basis in FHLBB stock                              56            56
 Other                                            251           287
-------------------------------------------------------------------
Total gross deferred tax liabilities            1,294         1,090
-------------------------------------------------------------------
Net deferred tax asset                         $6,679       $ 5,166
===================================================================

At December 31, 1997, the Company had net operating loss carryforwards to offset future state taxable income of $10.8 million and $3.0 million expiring in 1999 and 2000. The net change in the total valuation allowance for the years ended December 31, 1997 and 1996 were decreases of $6.6 million and $5.8 million, respectively.

The Company has not provided deferred income taxes for Dime's tax reserve for bad debts that arose in tax years beginning before December 31, 1987, because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of income tax temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $12.7 million at December 31, 1997. This potential liability for which no deferred income taxes have been provided was approximately $5.2 million as of December 31, 1997. Legislation was enacted in 1996 which eliminated the Company's ability to compute its tax bad debt deduction utilizing the percentage-of-taxable income method or the reserve method based upon experience. The legislation does require the recapture of the post-1987 tax bad debt reserves over a six year period. Since Dime previously recognized a deferred tax liability with respect to post 1987 reserves, its income tax expense for financial reporting purposes will not be affected by the recapture requirement.

Based on the Company's projected pre-tax earnings and estimated reversal of taxable temporary differences, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax asset and that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. The Company would need to generate approximately $17 million of future taxable income to realize such deferred tax assets. There can be no assurance that the Company will generate any earnings or any specific level of continuing earnings.

Note 12: Shareholders' Equity

The Company's ability to pay dividends to shareholders is substantially dependent on funds received from Dime, subject to regulatory and State of Connecticut statutory requirements.

The principal source of revenue for the Company is dividends received from the Bank. The total of all dividends declared by the Bank in a given calendar year cannot exceed the total of the Bank's net profits for that year, plus the Bank's retained profits from the preceding two years. Also, the Bank cannot pay any dividends that would cause it to have insufficient capital under regulatory guidelines. These limitations did not affect the dividends paid by the Bank to the Company or the dividends paid by the Company to the shareholders during 1997.

Note 13: Regulatory Matters

Dime is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements . Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Dime must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier 1 Capital to risk-weighted assets, and of Tier 1 Capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           DIME FINANCIAL CORPORATION
                                                             1997 ANNUAL REPORT


The Bank's actual capital amounts and ratios are also presented in the following table:


                                                                                                        (Dollars in thousands)
As of December 31, 1997:
                                                                                                                 To be Well
                                                                                                                Capitalized
                                                                                                                Under Prompt
                                                                                       For Capital           Corrective Action
                                                                 Actual             Adequacy Purposes            Provisions
                                                           Amount      Ratio         Amount     Ratio        Amount     Ratio
------------------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)
  Company                                                 $81,361      21.90%      $29,720       8.00%      $37,150     10.00%
  Bank                                                    $81,337      21.89%      $29,720       8.00%      $37,150     10.00%
Tier 1 Capital (to Risk Weighted Assets)
  Company                                                 $76,622      20.63%      $14,860       4.00%      $22,290      6.00%
  Bank                                                    $76,598      20.62%      $14,860       4.00%      $22,290      6.00%
Tier 1 Capital (to Average Assets)
  Company                                                 $76,622       8.17%      $37,521       4.00%      $46,901      5.00%
  Bank                                                    $76,598       8.17%      $37,521       4.00%      $46,901      5.00%



                                                                                                        (Dollars in thousands)
As of December 31, 1996:
                                                                                                                To be Well
                                                                                                                Capitalized
                                                                                                                Under Prompt
                                                                                       For Capital           Corrective Action
                                                                 Actual             Adequacy Purposes              Provisions
                                                           Amount      Ratio         Amount     Ratio        Amount     Ratio
------------------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)
  Company                                                 $65,534      19.21%       $27,297      8.00%      $34,121     10.00%
  Bank                                                    $65,491      19.19%       $27,297      8.00%      $34,121     10.00%
Tier 1 Capital (to Risk Weighted Assets)
  Company                                                 $61,161      17.93%       $13,648      4.00%      $20,472      6.00%
  Bank                                                    $61,119      17.91%       $13,648      4.00%      $20,472      6.00%
Tier 1 Capital (to Average Assets)
  Company                                                 $61,161       8.44%       $28,995      4.00%      $36,243      5.00%
  Bank                                                    $61,119       8.43%       $28,995      4.00%      $36,243      5.00%

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

The following table summarizes these financial instruments and other commitments at December 31, 1997 and 1996:

                                                (Dollars in thousands)
                                                  1997            1996
----------------------------------------------------------------------

Financial instruments whose
credit risk is represented
by contract amounts:
 Commitments to extend credit:
  Future loan commitments                      $ 1,028         $   745
  Unadvanced equity lines of credit              6,978          10,577
  Unadvanced commercial
   lines of credit                               3,362             551
  Amounts due to mortgagors                        830             313
 Standby letters of credit                         172             172
----------------------------------------------------------------------
Total off-balance sheet
 financial instruments                         $12,370         $12,358
======================================================================

At December 31, 1997 and 1996, Dime had no outstanding commitments to purchase mortgages.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT


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

The following table sets forth the pension plan's funded status at December 31, based on September 30 information:

                                           (Dollars in thousands)
                                                   1997      1996
-----------------------------------------------------------------
Actuarial present value of benefit obligations:
Accumulated benefit obligation,
 including vested benefits of $5,646
 in 1997 and $5,148 in 1996                      $5,646    $5,148
Projected benefit obligation for
 service rendered to date                         6,261     5,370
Plan assets at fair value                         8,853     8,027
-----------------------------------------------------------------
Projected benefit obligation
 compared to plan assets                          2,592     2,657
Unrecognized net (gain) loss                       (992)   (1,181)
Prior service cost not yet recognized
 in net periodic pension cost                      (584)     (628)
Unrecognized net asset                             (292)     (326)
-----------------------------------------------------------------
Prepaid pension cost                             $  724    $  522
=================================================================

Assumptions used in the accounting for pension cost are as follows:

                                   1997        1996        1995
---------------------------------------------------------------
Discount rate                      7.5%        8.0%        7.5%
Average wage increase              4.3%        4.3%        4.5%
Expected long-term rate
 of return                         8.5%        8.5%        8.8%


Net periodic pension cost included the following components as follows:

                                        (Dollars in thousands)
                                  1997        1996        1995
--------------------------------------------------------------
Service cost-benefits earned
 during the period              $  114       $ 171        $308
Interest cost on projected
 benefit obligation                420         414         490
Actual return on plan assets    (1,106)       (571)       (839)
Net amortization and deferral      370        (150)        193
--------------------------------------------------------------
Net periodic pension
 cost (benefit)                 $ (202)      $(136)       $152
==============================================================

During 1995 and continuing into 1996, the Company implemented a restructuring program which reduced the total workforce by approximately 39%. This program resulted in significant changes to the projected benefit obligation due to a reduction in the size of the workforce. In the fourth quarter of 1996, the Company recorded a curtailment gain totalling $182,000 and in the second quarter of 1995 a curtailment gain totalling $839,000 as the result of these changes. The curtailment gains were recorded as a reduction of restructuring charges. No curtailment gains were recorded during 1997.

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

The following table sets forth the plan's combined funded status reconciled with the amount shown in the statement of financial position at:

                                            (Dollars in thousands)
December 31,                                      1997        1996
------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
Retirees                                        $(546)      $(507)
Fully eligible active plan participants           (34)        (28)
Other active plan participants                   (131)       (103)
------------------------------------------------------------------
Accumulated postretirement benefit
 obligation in excess of plan assets             (711)       (638)
Unrecognized net gain from
 past experience different from that
 assumed and from changes in assumptions         (153)       (214)
Adjustment for contributions between
 measurement date and fiscal year end               9           8
-----------------------------------------------------------------
Accrued postretirement benefit cost             $(855)      $(844)
=================================================================
Net periodic postretirement benefit cost
 included the following components:
Service cost                                    $  11       $  19
Interest cost                                      51          56
Net amortization and deferral                      (9)         (3)
-----------------------------------------------------------------
Net periodic postretirement benefit cost        $  53       $  72
=================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT


For measurement purposes, an average 8% annual rate of increase in the per capita cost of covered healthcare benefits was assumed. Due to the dollar cap on Company contributions, the healthcare cost trend rate assumption has a minimal effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $37,854 (approximately 5%).

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for December 31, 1997 and 8.0% for December 31, 1996.

During 1995 and 1996, the Company implemented a restructuring program which reduced the total workforce by approximately 39%. This program resulted in significant changes to the projected benefit obligation due to a reduction in the size of the workforce. In the fourth quarter of 1996, the Company recorded a curtailment gain of $81,000 and in the second quarter of 1995, the Company recorded a curtailment gain totalling $110,000 as the result of these changes. The curtailment gain was recorded as a reduction of restructuring charges. No curtailment gains were recorded during 1997.

Note 17: Stock Option and Incentive Plan

In connection with the conversion to a stock institution in July of 1986, Dime's Board of Directors adopted a Stock Option and Incentive Plan (the "Stock Plan") which provided for incentive stock options and non-qualified stock options and stock appreciation rights ("SARs"). The maximum number of shares issued pursuant to the Stock Plan is 360,000 shares. The seven outside directors serving on Dime's Board of Directors at the time of the conversion each received options to purchase 10,000 shares of Dime Common Stock under a separate 1986 Stock Option Plan for Outside Directors. The Stock Plan and Outside Directors Plan expired in July of 1996. No additional options may be granted under these plans.

In connection with the acquisition of City Savings Bank of Meriden in 1988, all options outstanding at the time under the City Savings Bank of Meriden 1986 Stock Option Plan ("City Plan") were converted into options to purchase shares of Company common stock in accordance with the provisions of the Internal Revenue Code. No additional shares may be granted under the City Plan.

In April of 1996, shareholders approved the 1996 Stock Option and Incentive Plan which provides for a maximum issuance of 390,000 common shares. In addition, shareholders approved a non-qualified stock option agreement for 10,000 common shares for the Company's Chairman of the Board in consideration of extraordinary services rendered by him to the Company. Shareholders also approved the 1996 Stock Option Plan for Outside Directors. The maximum number of shares of common stock to be issued pursuant to this plan is 110,000.

The following is a summary of data involving outstanding options and SARs:

                                                                       1997                      1996                      1995
                                                                   Weighted                  Weighted                  Weighted
                                                                    Average                   Average                   Average
                                                                   Exercise                  Exercise                  Exercise
                                                           Shares     Price         Shares      Price         Shares      Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                          513,518    $12.60        345,352     $10.24        319,904     $10.30
Granted                                                   110,000     27.08        304,000      14.43        111,500       9.86
Exercised                                                 (38,263)    11.50       (115,534)     10.22        (29,602)      7.99
Canceled or expired                                        (4,000)    15.45        (20,300)     13.51        (56,450)     11.00
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                581,255    $15.39        513,518     $12.60        345,352     $10.24
-------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                           450,905                  306,568                   258,852
Weighted average fair value per share
of options granted during the year                         $10.14                    $5.83                     $4.29


(Stock options with stock appreciation rights totalled 6,000, 9,910, and 19,130 at December 31, 1997, 1996, and 1995, respectively.
Remaining SARs are currently exercisable at $11.00 per share.)

The following table summarizes information about stock options outstanding at December 31, 1997:


                                                          Weighted Average
                                                 Number          Remaining         Weighted         Number         Weighted
                                            Outstanding        Contractual          Average    Exercisable          Average
Range                                       at 12/31/97    Life (in years)   Exercise Price    at 12/31/97   Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$5.38 to $9.00                                   12,000              4.99            $ 6.29         12,000           $ 6.29
$9.01 to $11.50                                 172,910              5.78            $10.24        172,910           $10.24
$11.51 to $14.75                                187,670              7.59            $13.45        155,920           $13.44
$14.76 to $19.00                                100,175              8.75            $16.25         81,450           $16.21
$19.01 to $24.00                                 53,750              9.43            $23.41         22,625           $23.50
$24.01 to $31.00                                 54,750              9.96            $30.92          6,000           $31.00
---------------------------------------------------------------------------------------------------------------------------
                                                581,255              7.59            $15.39        450,905           $13.26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT

All options with SARs outstanding at December 31, 1997 were exercisable at that date. At December 31, 1997, 444,905 options without SARs outstanding were exercisable at that date. The remaining 130,350 options without SARs outstanding at December 31, 1997 become exercisable between January, 1998 and December, 1999.

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

                                        (In thousands, except share data)
                                       1997           1996           1995
-------------------------------------------------------------------------
Net Income
  As Reported                       $16,748        $12,473         $6,041
  Pro forma                         $15,739        $11,461         $5,837

Diluted earnings per share
  As Reported                         $3.16          $2.45          $1.21
  Pro forma                           $2.97          $2.25          $1.17

Assumptions:
  Dividend Yield                       1.80%          1.80%          1.80%
  Estimated volatility                23.47%         28.11%         28.11%
  Risk-free interest rate        5.5% - 7.5%    5.5% - 7.5%    5.5% - 7.5%
  Average life of grant            10 years       10 years       10 years

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions above for grants in 1995, 1996, and 1997. All options outstanding at December 31, 1995, December 31, 1996, and December 31, 1997 were assumed to vest. Grants made prior to January 1, 1995 are excluded from these calculations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT

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

Letters of Credit: The fair values of commitments to extend credit were estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to t erminate or otherwise settle the obligations with the counterparties. The fair value of items with off-balance sheet risk was approximately $4,000 at December 31, 1997 and December 31, 1996.


                                                                                               (Dollars in thousands)
                                                                         1997                          1996
                                                                Carrying      Estimated       Carrying      Estimated
                                                                   Value     Fair Value          Value     Fair Value
---------------------------------------------------------------------------------------------------------------------
    Assets
    Cash and amounts due from banks                             $  9,016       $  9,016       $ 10,430      $  10,430
    Interest bearing deposits                                        661            661            149            149
    Federal funds sold                                            26,755         26,755         21,296         21,296
    Investment in FHLB of Boston stock                             7,192          7,192          7,192          7,192
    Investment securities available for sale                      17,605         17,605         26,233         26,233
    Mortgage-backed securities available for sale                380,741        380,741        158,728        158,728
    Investment securities held to maturity                       135,037        134,949        120,257        119,238
    Loans receivable, net                                        361,658        376,232        387,293        404,428
    Accrued income receivable                                      6,586          6,586          5,214          5,214
    Purchased interest rate contracts                                196            145              -              -
    -----------------------------------------------------------------------------------------------------------------
    Liabilities
    Regular savings and clubs                                   $156,537       $156,537       $170,892       $170,892
    NOW accounts                                                  24,081         24,081         21,347         21,347
    Non-interest bearing demand deposits                          46,129         46,129         40,273         40,273
    Money market accounts                                         67,392         67,392         22,860         22,860
    Certificate of deposits                                      486,092        486,752        362,417        362,794
    Retail brokered certificates of deposit                       31,746         32,346          2,969          3,009
    Escrow deposits                                                5,114          5,114          5,340          5,340
    -----------------------------------------------------------------------------------------------------------------
    Total Deposits                                              $817,091       $818,351       $626,098       $626,515
    FHLBB long term borrowings                                  $ 58,000       $ 58,267       $ 58,000       $ 58,418

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT

Note 20: Dime Financial Corporation Condensed Parent Company Only
Financial Information Condensed Statements of Condition

                                               (Dollars in thousands)
    December 31,                                     1997        1996
    -----------------------------------------------------------------
    Assets
      Cash and due from banks                     $    24     $    70
      Investment in Dime                           79,261      62,569
      Other assets                                      -           -
    -----------------------------------------------------------------
    Total assets                                  $79,285     $62,639
    =================================================================
    Liabilities and Shareholders' Equity
    Liabilities
    Other liabilities                             $     -         $28
    -----------------------------------------------------------------
    Total liabilities                                   -          28
    -----------------------------------------------------------------
    Total shareholders' equity                     79,285      62,611
    -----------------------------------------------------------------
    Total liabilities and
     shareholders' equity                         $79,285     $62,639
    =================================================================

Condensed Statements of Operations


                                               (Dollars in thousands)
    December 31,                         1997        1996        1995
    -----------------------------------------------------------------
    Dividends from subsidiary         $ 1,617     $   100      $    -
    Other expenses, net                    (2)          7         (38)
    -----------------------------------------------------------------
    Income before taxes and equity
      in earnings of subsidiary         1,619          93          38
    Income tax expenses                     -           -           1
    -----------------------------------------------------------------
    Income before equity in
     earnings of subsidiary             1,619          93          37
    Equity in earnings
     of subsidiary                     15,129      12,380       6,004
    -----------------------------------------------------------------
    Net income                        $16,748     $12,473      $6,041
    =================================================================


Condensed Statements of Cash Flows
                                               (Dollars in thousands)
    December 31,                         1997        1996        1995
    -----------------------------------------------------------------
    Cash flows from
     operating activities:
    Net income                        $16,748     $12,473      $6,041
    Adjustments to reconcile
     net income to cash provided
     by operating activities:
    Equity in earnings
     of subsidiary                    (15,129)    (12,380)     (6,004)
    Other, net                             (2)          1          81
    -----------------------------------------------------------------
    Cash provided by
     operating activities               1,617          94         118
    -----------------------------------------------------------------
    Cash flows from
     financing activities:
    Proceeds from exercise of
     stock options                        396       1,086         226
    Payments of cash dividends         (2,059)     (1,519)          -
    -----------------------------------------------------------------
    Cash used by financing
     activities                        (1,663)       (433)        226
    -----------------------------------------------------------------
    Net increase (decrease) in cash
     and due from banks                   (46)       (339)        344
    -----------------------------------------------------------------
    Cash and cash equivalents
     at beginning of year                  70         409          65
    -----------------------------------------------------------------
    Cash and cash equivalents
     at end of year                   $    24     $     70     $  409
   ==================================================================

Note 21: Legal Proceedings

The Company is party to various legal proceedings normally incident to the kind of business conducted. After reviewing such proceedings with counsel, management believes that no material liability will result from such proceedings.

INDEPENDENT AUDITORS' REPORT
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT

The Board of Directors and Shareholders
Dime Financial Corporation:

  We have audited the accompanying consolidated statements of condition of Dime Financial Corporation and subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dime Financial Corporation and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 21, 1998

CORPORATE INFORMATION AS OF JANUARY 31, 1998
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT


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

M. Joseph Canavan
President and
Chief Executive Officer
Vision Medical Imaging, Inc.

William J. Farrell
President, William J. Farrell, CPA
A Professional Corp.

Richard D. Stapleton
Executive Vice President,
Secretary and General Counsel
The Lane Construction Corporation

Gary O. Olson
Of Counsel to the law firm of
Luby, Olson, Mango, Gaffney and De Frances

Theodore H. Horwitz
President and
Chief Executive Officer
Veterans Memorial Medical Center



Officers of Dime Financial Corporation

Richard H. Dionne
President and
Chief Executive Officer

Albert E. Fiacre, Jr.
Executive Vice President and
Chief Financial Officer

Timothy R. Stanton
Senior Vice President - Retail Operations

Frank P. LaMonaca
Senior Vice President - Lending
Senior Loan and Credit Officer

Robert L. Carmody
Senior Vice President - Lending

Robert P. Simon
Vice President and Comptroller

Peter F. Lenkoski
Vice President - Credit Administration

James T. Masters
Vice President - Mortgage Origination

James A. Peters
Vice President - Operations

Kevin J. King
Vice President - Commercial Lending

Richard S. Dawson
Vice President - Commercial Lending

Laura J. Yurczyk
Vice President - Retail Banking

Eleanor M. Tolla
Corporate Secretary

Corporate Headquarters
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492

General Counsel
Day, Berry & Howard
CityPlace
Hartford, Connecticut 06103-3499

Transfer Agent
BankBoston
c/o Boston EquiServe
Investor Relations
Mail Stop: 45-02-64
P.O. Box 8040
Boston, Massachusetts 02266-8040
Shareholder Inquiries:
(800) 733-5001

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

Annual Meeting
April 29, 1998, 10:00 a.m.
Yankee Silversmith Inn
1033 North Colony Road
Wallingford, Connecticut 06492

Form 10-K and Annual Report
The Company's Form 10-K is filed with the Securities and Exchange
Commission, a copy of which is available without charge from:
Shareholder Relations
Dime Financial Corporation
95 Barnes Road
P.O. Box 700
Wallingford, Connecticut 06492

Common Stock Information
The stock is traded on the
NASDAQ National Market
System (the "NMS") under the symbol "DIBK."
On December 31, 1997, there
were 1,589 shareholders of record.

The Company Has Paid Quarterly Dividends as follows:

Payment Date                  Dividend per share
February 24, 1997                          $0.09
May 23, 1997                               $0.10
August 15, 1997                            $0.10
November 18, 1997                          $0.11
February 25, 1998                          $0.12

The Company currently expects to continue paying regular quarterly dividends to its shareholders, dependent upon future earnings.

Quarterly Trading Data

                                          Price (Quote) Range*
1997                                      High           Low
Quarter ended March 31                 $21 1/4       $17 1/4
Quarter ended June 30                   26 1/4        17 1/2
Quarter ended September 30              32 1/8        24 7/8
Quarter ended December 31               32 1/4        28

1996                                      High           Low
Quarter ended March 31                 $14           $12 1/4
Quarter ended June 30                   15 1/4        12 3/4
Quarter ended September 30              17 3/4        14 1/2
Quarter ended December 31               18 3/4        16 1/2
------------------------------------------------------------

<F*>  Information provided by the National Association of Securities
      Dealers, Inc.

CORPORATE INFORMATION AS OF JANUARY 31, 1998
DIME FINANCIAL CORPORATION
1997 ANNUAL REPORT

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

Main Street Office
2 North Main Street
Wallingford, Connecticut 06492
(203) 284-4080
Manager:  John Mattingly
Assistant Vice President

East Side Office
841 East Center Street
Wallingford, Connecticut 06492
(203) 265-5689
Manager:  Linda Blakeslee
Assistant Treasurer

Turnpike Office
7 North Turnpike Road
Wallingford, Connecticut 06492
(203) 265-5654
Manager:  Elaine Sheahan

East Main Street Office
733 East Main Street
Meriden, Connecticut 06450
(203) 639-5007
Manager:  Gail Benigni
Assistant Vice President

Harbor Brook Office
100 Hanover Street
Meriden, Connecticut 06451
(203) 639-5005
Manager:  Gregory Rosa
Assistant Treasurer

Washington Avenue Office
90 Washington Avenue
North Haven, Connecticut 06473
(203) 239-6497
Manager:  Kim Jones
Assistant Vice President

Montowese Office
47 Middletown Avenue
North Haven, Connecticut 06473
(203) 865-1133
Manager:  Thomas Flynn
Assistant Treasurer

Mt. Carmel/Hamden Office
3300 Whitney Avenue
Hamden, Connecticut 06518
(203) 287-8115
Manager:  Laura Yurczyk
Vice President

Cheshire Office
595 Highland Avenue
Cheshire, Connecticut 06410
(203) 272-1601
Manager:  Leila Graber
Assistant Vice President

Northford Office
859 Forest Road
Northford, Connecticut 06472
(203) 484-0414
Manager:  Christopher Krauchick